As filed with the Securities and Exchange Commission on January 4, 2008.

Registration No. 333-146054

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pogo Jet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4522	76-0710972
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

255 Padgette Street, Suite 4

Chicopee, Massachusetts 01022

(413) 593-1102

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Robert Crandall

Chairman and Chief Executive Officer

Pogo Jet, Inc.

255 Padgette Street, Suite 4

Chicopee, Massachusetts 01022

(413) 593-1102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert E. Cohn, Esq. Brian J. Lynch, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, DC 20004 Telephone: (202) 637-5600 Facsimile: (202) 637-5910	Bruce Alan Mann, Esq. Andrew D. Thorpe, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 Telephone: (415) 268-7000 Facsimile: (415) 268-7522

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 4, 2008

Pogo Jet, Inc. Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We are selling                      shares of common stock. We expect that the initial public offering price will be between $             and $             per share.

OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in “Plan of Distribution” beginning on page 80.
THE OFFERING	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Pogo Jet, Inc.	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to                      additional shares of common stock solely to cover over-allotments, if any. The underwriters expect to deliver the shares of common stock on                     .

Proposed NASDAQ Global Market Symbol: POGO

Investing in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Avondale Partners

The date of this prospectus is                     , 2008

600 MILES FROM NYC

Where will you **POGO**?

The initial target service area for our private on-demand jet charter service features service from over 400 general aviation airports within this region. Service, covering markets within a radius of 600 miles from New York City, is scheduled to commence in 2009.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. You should read the entire prospectus carefully, especially the matters discussed under “Risk Factors” and the financial statements and related notes included in this prospectus, before deciding to invest in shares of our common stock. References in this prospectus to “Pogo,” “our company,” “our,” “we” or “us” are to Pogo Jet, Inc., unless the context otherwise requires.

Our Proposed Business

Pogo Jet, Inc. intends to be a leading provider of private on-demand jet charter service, initially in the Northeast, Mid-Atlantic, Ohio Valley and Carolinas. This target service area includes major metropolitan markets, such as New York City, Philadelphia, Washington, DC, Boston, Cleveland, Cincinnati, Pittsburgh, Detroit, Toronto, Montreal and Charlotte, as well as the regions surrounding these markets. We intend to use our extensive airline management experience to offer a service that combines many operational practices of scheduled airlines with the convenience of personalized, on-demand jet charter operations. Our experienced executive team is led by Robert Crandall, who served as the President, Chief Executive Officer and Chairman of AMR Corporation, the parent company of American Airlines, from 1985 to 1998.

We believe that the advantages of our planned service will draw customers who currently use private aviation and commercial airlines, as well as affluent travelers who do not currently use private aviation.

For existing users of private aviation, these advantages include:

•	Lower prices than existing private aviation services; and

•	Greater consistency than existing private aviation services.

For commercial airline customers, our service will offer advantages, including:

•	Nonstop, point to point service;

•	Service to and from hundreds of local general aviation airports;

•	Substantially shorter airport check in time;

•	No security delays; and

•	Reduced door to door travel time.

We plan to use a fleet of newly manufactured Eclipse 500 aircraft for our initial operations. The Eclipse 500 is the first aircraft that has been certified by the Federal Aviation Administration, or FAA, within a new generation of private jet aircraft known as very light jets, or VLJs. Enabled by technological advances, VLJs are a smaller, lighter class of jet aircraft which are less expensive to purchase and operate than currently existing private jet aircraft.

We currently plan to inaugurate service in the second quarter of 2009, operate 15 VLJs by the end of 2009 and operate up to 115 VLJs by the second quarter of 2012. We have not previously provided any aviation services or generated any operating revenues, we have incurred net losses in each year since our inception, and as of September 30, 2007, we had an accumulated deficit of $6.68 million. In light of our lack of operating history, our history of losses and our need for significant funding to commence and conduct operations, our independent registered public accounting firm has included in its report concerning our financial statements for 2006 an explanatory paragraph raising substantial doubt about our ability to continue as a going concern without significant funding, including the capital from this offering.

In preparation for the commencement of operations, we have achieved a number of important milestones. We have developed our operating plan, assembled a management team with extensive experience in the air transportation industry, negotiated the principal terms of our initial delivery of VLJs and established a base for our operations at Westover Metropolitan Airport, or Westover, in Chicopee, Massachusetts, where we will house our administrative, operating and support systems. This location provides us with convenient access to our target service market and access to skilled aviation personnel, due to Westover’s dual use as an Air Force Reserve base.

Following completion of this offering, we plan to acquire aircraft and complete operational preparations, including obtaining U.S. Department of Transportation, or DOT, and FAA approvals. We will measure our degree of success in our initial target service area and evaluate future expansion opportunities in other regions of the United States.

Market Opportunity

We believe that demand for private aviation services and the limitations associated with both private aviation and scheduled airline service alternatives that are currently available in our target service area create a market opportunity for our private on-demand jet charter service.

Growth in the Private Aviation Market. According to publicly available data from the General Aviation Manufacturers’ Association, the number of active twin-engine private jet aircraft in use grew from 6,215 aircraft in 2000 to 9,097 in 2005. Of these totals, 638 were available for charter in 2000 and 1,939 were available for charter in 2005, an increase of 204%. During this five-year period, annual on-demand charter hours flown by private jet aircraft increased 190%, from 306,000 hours to 890,000 hours. We believe that this growth in the private aviation market demonstrates that private air travel is an increasingly attractive option to consumers and that we can capitalize on this growth by providing a private aviation service with advantages over current air travel alternatives.

Limitations in Existing Private Aviation Services. We believe that there is an opportunity for accelerated future growth in private aviation services if an effective alternative is provided to travelers who are currently dissatisfied with the high cost, administrative complexities and inconsistent performance of many existing private aviation services. We believe that the high cost of current private aviation alternatives is attributable to a number of factors, including the provision of service by operators who lack scale or consistency in their operations, who utilize aircraft that are more costly to purchase new and more costly to operate than the VLJs we intend to use and who frequently charge consumers additional or hidden charges. Consumers of current private aviation services also frequently face unnecessary travel complications that are attributable to the ad hoc scheduling practices employed by many existing jet charter operators, and can lead to an inability to book a desired flight itinerary or significant delays in assembling a less attractive alternative itinerary. In addition, many existing jet charter operators offer inconsistent service because they frequently do not own the aircraft they use or employ the personnel that are engaged to operate their charter aircraft.

Scheduled Airline Travel Inconveniences. We believe that the private aviation market will also continue to grow from anticipated customer migration to this market due to increasing consumer dissatisfaction with time-consuming check-in and security requirements, low levels of customer service and travel delays associated with much of the scheduled commercial airline market. The DOT’s Bureau of Transportation Statistics reported that in 2006 and in the first six months of 2007, major U.S. commercial airlines were delayed at least 25% of the time, often due to airport congestion and inconveniences that would be significantly reduced through our planned service. An additional limitation of scheduled commercial air travel is inconvenient routing, especially for regional travel, which can often involve time-consuming connecting flights. Less than one-third of all routes involving service between the 76 commercial airports within our target service area had non-stop service, according to the Official Airline Guide. Accordingly, air travelers whose final destination is not within the immediate proximity of a major airport hub frequently face lengthy layover delays, overnight stays and connections through crowded airport hubs.

Opportunities with Scheduled Airline Travelers in our Target Market. In 2006, approximately 24.7 million airline passengers used scheduled flights between the 76 commercial airports in our target service market, of which about 2.6 million paid an unrestricted coach or business fare, according to data published by the DOT and the Official Airline Guide. These travelers represent a significant potential target market for our service.

Attracting Other Consumers to the Private Aviation Experience. We expect to generate additional demand from potential customers who currently use surface transportation and consumers who choose not to pursue business or leisure travel, due to the high costs of existing private aviation services or the inconvenience of existing scheduled airline travel options.

When these existing travel inconveniences are considered in total, we believe consumers will seek in increasing numbers an effective, time-efficient alternative to existing forms of transportation.

Our Strategy

We plan to implement our strategy by focusing on the following:

Consumer Value Proposition. We believe that our service will:

•	provide consumers with a lower-cost, easier-to-book, and more consistent jet charter service experience, when compared to existing private aviation service alternatives;

•	offer greater convenience than scheduled commercial airlines;

•	minimize many common forms of pre- and post-flight delays for travelers; and

•	reduce door-to-door travel time for many travelers.

Improving the Current Private Aviation Experience. We believe that our service will be attractive to existing private aviation service consumers due to the following improvements over existing private aviation service offerings that we plan to deploy:

Highly Personalized, Consistent Service. Each of our jets will be able to carry up to three passengers and will be flown by two pilots, who will be capable of providing direct, professional and personalized service to our customers. We will be able to give our customers an enhanced private travel experience by deploying a fleet of new VLJs, which will provide a consistent look, feel and flying experience. Additionally, customers will book our service on a per-aircraft basis, not on a per-seat basis, and control with whom and when they travel.

Ease of Scheduling. We intend to improve upon common inconveniences and logistical challenges associated with many existing private aviation service providers by providing our customers with an efficient, customer-friendly flight booking process that will confirm orders immediately, not over a protracted period of time, as is common with many existing private aviation services.

Lower, Transparent All-Inclusive Pricing. Unlike many existing private aviation services, we plan to offer an all-inclusive pricing structure that is straightforward and simple to understand and will avoid the multiple add-on costs charged by many other private air charter services.

Management of Low-Cost Structure. We believe that our new service is enabled by a combination of factors and that we will be able to efficiently manage our cost structure by:

•	establishing and maintaining low operating costs from the new class of VLJs, which are cheaper to purchase and operate compared to other private jet aircraft;

•	deriving efficiencies through our anticipated economies of scale and high utilization of a large fleet of aircraft; and

•	utilizing a highly experienced leadership team.

Low-Cost Aircraft. We plan to maintain a low-cost infrastructure by using a fleet of VLJs. We believe that the purchase price and operational efficiencies of the Eclipse 500 will provide us with an advantageous cost structure and enable us to operate our service at lower prices relative to existing private aviation services in our target service market.

Scale, Utilization and Centralized Operation Advantages. We believe that we can use a large fleet of aircraft from our centrally located base of operations to deliver faster, more consistent service to customers. We plan to locate all customer service, administrative, operating, support and maintenance functions in leased space at Westover Metropolitan Airport in Chicopee, Massachusetts. Our maintenance program will adopt best-practice standards similar to those employed by the scheduled airlines and will be designed to minimize maintenance down-time. We believe that this maintenance program will enable us to maintain high aircraft utilization levels, serve more customers per aircraft, optimize revenue per aircraft and spread our fixed costs over a greater number of revenue flights.

Experienced Leadership Team. Our operating plan combines, and is designed to draw on the strengths from, aspects of both scheduled airline and private aviation services. We have assembled a management team with extensive experience in the air transportation industry, including complementary competencies in both scheduled airline and private aviation services. Our Chairman and Chief Executive Officer, Robert Crandall, formerly served as Chairman, Chief Executive Officer and President of AMR Corporation, the parent company of American Airlines. Our Executive Vice President, Operations, Michael Stuart, formerly served as Senior Vice President of Flight Operations at Comair, Inc., a large regional airline. Our Senior Vice President of Customer Service and Pricing, Michael Baur, formerly served as Vice President of NetJets, the country’s largest fractional jet service provider. Other members of our senior management team combined have over 55 years of investment banking and consulting experience focused in the aviation, aerospace and transportation industries.

Risks Associated With Our Business

Our proposed business is subject to numerous and significant risks, including, but not limited to, the following:

•

No operating history; going concern uncertainty. We have not had any operations. As a result, it will be difficult to evaluate our business prospects and an investment in our common stock. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with no operating history. These risks include the potential that we may be unable to continue as a going concern without significant capital, including capital necessary from this offering.

•

Uncertainty of market acceptance. There may not be sufficient consumer demand for our proposed charter services using VLJs. Additionally, the Eclipse 500 VLJ is a new type of aircraft with a very limited operating history and there is little to no previous consumer flight experience by which to gauge consumer preference for, or acceptance of, this aircraft. Further, prospective customers for our services may not consider the Eclipse 500 to be an acceptable aircraft for private jet air transportation because, compared to alternative private jet aircraft, it is smaller, has reduced flight range and capacity and lacks a lavatory facility.

•

Dependence on a single aircraft manufacturer to supply our aircraft. We are dependent on Eclipse Aviation, the only manufacturer and supplier of the Eclipse 500 aircraft and we have not entered into an aircraft purchase agreement or support agreement with Eclipse. If this sole supplier fails or is unable to deliver aircraft, parts or service to us on a timely basis, we may have to delay planned implementation of our service, or we may need to find another manufacturer of VLJ aircraft capable of producing an airplane that will meet our operational and financial requirements. Currently, there is only one other VLJ manufacturer with a VLJ aircraft certified by the FAA that could supply us with a different VLJ for our planned operations; however, we could encounter significant delays or difficulties in obtaining an alternative aircraft, and any available replacement aircraft may not feature the same cost or operating advantages as the VLJ we currently plan to use. One or more of these events could delay our operations or business plan and adversely affect us.

•

Aircraft acquisition financing risks. We plan to pay for a substantial portion of the procurement cost of our fleet of aircraft with borrowings under one or more aircraft financing facilities, which we have not yet arranged. If we cannot obtain such financing on commercially reasonable terms, or at all, we may be required to modify our aircraft procurement plans, reduce the size of our fleet, delay deliveries or incur higher than anticipated financing costs, any of which could have an adverse impact on our business and prospects.

•

Risk of cash shortage. We may suffer a cash shortage if we do not receive timely deliveries of our aircraft, if we are unable to obtain financing for our aircraft on acceptable terms, or at all, or if the performance of our business falls short of our expectations. In such events, to continue in business, we would have to obtain additional funding, which we may be unable to obtain on acceptable terms, or at all.

These and other risks related to our business or this offering are discussed more fully in the section of this prospectus entitled “Risk Factors” beginning on page 10.

Company Information

We were incorporated as a Delaware corporation in 2001. Our principal executive offices are located at 255 Padgette Street, Suite 4, Chicopee, Massachusetts 01022 and our telephone number at that address is (413) 593-1102. Our corporate website address is www.flypogo.com. The information contained on our website should not be considered a part of this prospectus.

The Offering

Common stock offered	shares

Common stock outstanding after the offering	shares

Proposed NASDAQ Global Market symbol	POGO

Use of proceeds

We estimate that our net proceeds from the offering will be approximately $         million, based on the midpoint of the price range set forth on the cover page of this prospectus. We intend to use approximately $39.4 million of the net proceeds to fund a portion of the aircraft purchase deposits, progress payments and delivery payments for the purchase of our initial fleet of Eclipse 500 aircraft and approximately $11.8 million for capital expenditures unrelated to aircraft purchases, including expenditures for the build-up and maintenance of our operating facilities. We will use remaining net proceeds of approximately $33.8 million to fund operating losses and for working capital and other general corporate purposes.

The amounts we actually spend in these areas will depend on a variety of factors, including the number of aircraft we order for our fleet and the terms of our aircraft acquisition financing that we plan to arrange.

OpenIPO Process

This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. The OpenIPO process allows all qualified investors, whether individuals or institutions, to bid for shares. All successful bidders in the auction will pay the same price per share.

•	Bidders may submit bids through the underwriters or participating dealers.

•	Potential investors may bid any price for the shares, including a price above or below the projected price range on the cover of this prospectus.

•

Once the auction closes, the underwriters will determine the highest price that will sell all of the shares offered. This is the clearing price and is the maximum price at which the shares will be sold. The clearing price, and therefore the actual offering price, could be higher or lower than the projected price range on the cover of this prospectus.

•	We may choose to sell shares at the auction-set clearing price or we may choose to sell the shares at a lower offering price, taking into account additional factors.

•	Bidders that submit valid bids at or above the offering price will receive, at a minimum, a prorated amount of shares for which they bid.

The OpenIPO process is more fully described under “Plan of Distribution” beginning on page 80.

Risk Factors

Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

The number of shares of our common stock to be outstanding immediately after the offering excludes:

•	64,170 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2007;

•	1,453 shares of common stock issuable upon the exercise of our outstanding warrant as of September 30, 2007; and

•

360,000 shares subject to option awards we expect to grant upon the effectiveness of the offering and the additional shares of our common stock reserved for other future awards and issuances under our new 2007 Omnibus Incentive Plan.

Unless we indicate otherwise, the information in this prospectus:

•	reflects a 1-for-12 reverse split of our outstanding common stock that is to be implemented immediately before the completion of the offering.

•

reflects the conversion of all of our outstanding Series A preferred stock into 1,282,285 shares of common stock and the conversion of all of our outstanding Series B preferred stock into 933,331 shares of common stock upon the completion of the offering; See “Description of Capital Stock—Automatic Conversion of Outstanding Preferred Stock to Common Stock Upon Completion of the Offering.”

•

reflects the filing of a certificate of amendment to our certificate of incorporation, a restated certificate of incorporation and the adoption of our amended and restated bylaws immediately before the completion of the offering;

•	assumes that the initial public offering price of our common stock will be $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes that the underwriters will not exercise the over-allotment option.

Summary Financial Data

We derived the summary financial data presented below for the each of the years ended and as of December 31, 2004, 2005 and 2006 from our audited financial statements prepared in accordance with generally accepted accounting principles, or GAAP, which appear elsewhere in this prospectus. The summary financial data for the nine months ended and as of September 30, 2006 and 2007 are unaudited, but include, in the opinion of our management, all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results for any fiscal period are not necessarily indicative of our results for any future period.

You should read the summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Cost of revenue	—	—	—	—	—

Gross profit	—	—	—	—	—
Selling and marketing expenses	—	—	—	—	—
General and administrative expenses	1,854.7	1,614.1	1,405.1	1,008.4	1,879.5

Operating expenses	1,854.7	1,614.1	1,405.1	1,008.4	1,879.5

Operating (loss) income	(1,854.7)	(1,614.1)	(1,405.1)	(1,008.4)	(1,879.5)
Other (expense) income, net	—	—	204.4	120.3	231.9

(Loss) income before income taxes	(1,854.7)	(1,614.1)	(1,200.7)	(888.1)	(1,647.6)
Provision for income taxes	—	13.1	68.0	40.0	79.8

Net loss	$(1,854.7)	$(1,627.2)	$(1,268.7)	$(928.1)	$(1,727.4)

Net loss per share, basic and diluted(1)	$(1.34)	$(1.15)	$(0.90)	$(.66)	$(1.22)
Weighted average shares outstanding, basic and diluted	1,388,888	1,416,652	1,416,652	1,416,652	1,416,652

Pro forma net loss per share, basic and diluted(2)			$(0.36)		$(.48)
Pro forma weighted average shares outstanding, basic and diluted			3,554,513		3,632,268

Other Data:
Depreciation and amortization(3)	$0.5	$8.7	$10.1	$9.1	$7.6
Amortization of intangible assets(3)	—	—	—	—	—
Capital expenditures	7.9	39.7	—	—	60.5

	As of September 30, 2007
	Actual	Pro forma(2)	Pro forma, as adjusted(4)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,523.6	$5,523.6
Working capital(5)	5,364.1	5,364.1
Total assets	5,624.5	5,624.5
Total deferred revenue	—	—
Total debt	—	—
Stockholders’ equity	5,443.7	5,443.7

(1)	Because we had net losses for all periods presented, all common stock equivalents were antidilutive during these periods, and therefore are excluded from the weighted average shares outstanding. The total common stock equivalents excluded from the calculation of weighted average shares outstanding were as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Convertible preferred stock	1,282,285	1,282,285	2,215,616	2,215,616	2,215,616
Stock options	—	4,133	16,912	6,789	25,506
Warrants	1,453	1,453	1,453	1,453	1,453

Total	1,283,738	1,287,871	2,233,981	2,223,858	2,242,575

(2)	Amounts shown reflect the automatic conversion of all of our outstanding Series A preferred stock into 1,282,285 shares of common stock and all of our outstanding Series B preferred stock into 933,331 shares of common stock upon completion of this offering. See Note 5 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

(3)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets.

(4)	Amounts shown reflect (a) the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (b) the automatic conversion of all of our outstanding Series A preferred stock into 1,282,285 shares of common stock upon completion of this offering, and (c) the automatic conversion of all of our outstanding Series B preferred stock into 933,331 shares of common stock upon completion of this offering. See Note 5 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

(5)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before making an investment decision. If any of the risks described below occurs, our business, prospects, financial condition, results of operations or cash flows would suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related To Our Business

We have no operating history on which you can base an evaluation of our business prospects.

We have no operating history. As a result, it will be difficult to evaluate our business prospects and an investment in our common stock. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with no operating history. Our performance and business prospects will suffer in particular if we are unable to:

•	obtain aircraft acquisition financing on acceptable terms for our planned aircraft fleet;

•	obtain delivery of our aircraft from the manufacturer in accordance with our business plan;

•	achieve market acceptance of our proposed services;

•	obtain reliable performance from the VLJ aircraft we intend to use; and

•	obtain and maintain all necessary regulatory approvals.

We have experienced losses in each year since inception and significant cumulative historical losses. We may experience significant future losses which may impair our ability to acquire aircraft or expand operations as currently contemplated and/or hinder our ability to meet future debt service or working capital requirements.

As of September 30, 2007, we had an accumulated net loss of $6.68 million. We incurred net losses of $0.20 million in 2003, $1.85 million in 2004, $1.63 million in 2005, and $1.27 million in 2006. We cannot assure you that we will ever recognize net income. If we cannot generate net income or operating profitability, we may not be able to acquire aircraft or expand operations as currently contemplated or meet our future debt service or working capital requirements.

We received, with respect to our financial statements included elsewhere in this prospectus, an unqualified opinion with a matter of emphasis regarding our ability to continue as a going concern from our independent registered public accounting firm.

Our independent registered public accounting firm has included in its report concerning our financial statements for 2006 an explanatory paragraph that our development stage status, recurring losses from operations and cumulative net loss, limited capital and need for significant funding to commence and conduct operations raise substantial doubt about our ability to continue as a going concern. This opinion may adversely affect our future ability to arrange aircraft acquisition financing and other forms of financing and potentially cause some suppliers to deal with us on a cash-on-delivery or prepaid basis only, or to terminate the supplier relationship. If this were to occur, it could adversely affect our operations or create an immediate need for additional capital or borrowings.

Our proposed air charter services using VLJs may not achieve market acceptance.

Our business will not succeed unless there is sufficient consumer demand for our proposed charter services using VLJs. Our charter services may not gain market acceptance, and we may not be successful in developing, implementing, marketing or operating those services, because we believe that our proposed business plan of on-demand private jet operations has not been previously available in the marketplace.

Our operating results also will be adversely affected if prospective customers for our services do not consider the Eclipse 500, which is the VLJ we intend to use, to be an acceptable aircraft for private jet air transportation. The Eclipse 500 aircraft has limited seating capacity, with only five seats. Because we will use two pilots on each commercial flight, the aircraft is capable of carrying a maximum of three passengers. In addition, the Eclipse 500 has no lavatory facility. Typical light jets offered by other charter services may have larger cabins that can seat five or more passengers, and feature an enclosed lavatory, more storage capacity and a longer travel range than the Eclipse 500. Although charter flights typically serve three or fewer passengers and, like those planned for our operations, most private jet flights cover distances of less than 600 miles, our prospective customers may prefer other jet aircraft over the Eclipse 500.

We face risks under our plan to operate with the Eclipse 500 VLJ, which is a new type of aircraft with a very limited operating history.

We plan to acquire a fleet of Eclipse 500 aircraft from Eclipse Aviation, which is a new manufacturer of VLJ aircraft. The Eclipse 500 received certification by the FAA in 2006 and Eclipse Aviation began delivering aircraft to customers only in January 2007. As a result, this aircraft has been used and operated on a limited basis only by a few private owners and jet charter services. Our business will be adversely affected if:

•	the Eclipse 500 fails to perform as projected, proves less reliable than we anticipate or costs more to purchase or maintain than we estimate;

•	we are unable to utilize the Eclipse 500 aircraft at the relatively high utilization rate projected in our business plan; or

•	we are unable to obtain Eclipse 500 training for our flight crews in sufficient numbers, at a reasonable cost or in accordance with our aircraft delivery schedule.

Additionally, there is little to no previous consumer flight experience by which to gauge consumer preference for, or acceptance of, this aircraft. Further, prospective customers for our services may not consider the Eclipse 500 to be an acceptable aircraft for private jet air transportation because, compared to alternative private jet aircraft, it is smaller, has reduced flight range and capacity and lacks a lavatory facility.

We have not yet finalized aircraft purchase and support service agreements with the manufacturer of the VLJs we intend to use or with the VLJ’s engine manufacturer, and the failure to enter into final agreements will cause significant disruptions in our ability to commence service.

Promptly after completion of this offering, we plan to enter into agreements with Eclipse Aviation, the sole manufacturer and supplier of the Eclipse 500 aircraft we intend to use for our planned service, to purchase an initial fleet of Eclipse 500 aircraft and to obtain support services, including training, spare parts and maintenance. We also plan to enter into a services agreement with Pratt & Whitney Canada Corp., the manufacturer of the engines used on the Eclipse 500 aircraft. While we have not signed any agreement with Eclipse Aviation, we believe that an arrangement with Eclipse Aviation will be reached that will enable us to acquire 50 VLJs under firm orders involving delivery of 15, 32, and three aircraft in 2009, 2010, and 2011, respectively, and up to an additional 65 aircraft under purchase options with the purchase price of each aircraft to be based on a published price, subject to consumer price index escalation adjustments. However, until we negotiate and sign a definitive agreement, we could suffer an unanticipated adverse change in terms from those we currently contemplate, which could have an adverse effect on our ability to execute on our business model. It also is possible that we are unable to, or choose not to enter into, a definitive purchase agreement with Eclipse Aviation, which could have an adverse effect on us. We also may be unable to enter into acceptable support services agreements, which are under ongoing negotiation, with Eclipse Aviation or Pratt & Whitney Canada. If we are unable to enter into the planned aircraft purchase and support services agreements, we will have to find another manufacturer of VLJ aircraft capable of producing an airplane that will meet our operational and financial requirements. As of the date of this prospectus, there is only one other manufacturer that is currently producing an FAA certified VLJ aircraft that we could consider as a possible replacement for the Eclipse 500. However, we do not believe that this replacement aircraft features the same operating and financial advantages as the Eclipse 500.

If we enter into the aircraft purchase agreement after the closing of this offering as intended, the seller will have available extensive remedies in the event that we default. Such remedies include, without limitation, cancellation of the agreement and retention of deposits and progress payments, which could represent a significant portion of the net proceeds of this offering. If such events were to occur, they would have a material adverse effect on our financial condition and prospects.

Our business will suffer if the sole supplier for our aircraft or our engine manufacturer fails to perform as we expect.

Even if we execute the aircraft purchase and support services agreements promptly after the completion of this offering, a number of factors could adversely affect our ability to obtain the Eclipse 500 aircraft or the performance of services to support the operation of the aircraft. For example, Eclipse Aviation or the engine manufacturer could fail or be unable to manufacture or deliver to us sufficient aircraft, parts or related support services on a timely basis. In addition, one of these companies could experience a fire, strike or other force majeure event that would affect its ability to fulfill its contractual obligations on a timely basis. The FAA could issue a directive restricting or prohibiting the use of the Eclipse 500 aircraft or requiring time-consuming inspections or maintenance. In the event of an accident or other adverse publicity involving the Eclipse 500 aircraft, there could be adverse public perception of the manufacturer or the aircraft.

Our business also would be harmed if Eclipse Aviation or the engine manufacturer is unable to meet our maintenance support requirements. We expect to build up our jet charter services over time as we accept staged deliveries of aircraft. During the initial stages of our operations, if an aircraft were to become unavailable due to unscheduled maintenance or for other reasons, and if our flights were delayed or canceled as a result, we could suffer a greater adverse operational, financial and reputational impact than larger charter operators.

If Eclipse Aviation is unable to deliver aircraft under our delivery schedule, we will have to change the timing of implementation of our service plan or we may have to find another manufacturer of a suitable VLJ aircraft. We could encounter significant delays in obtaining an alternative aircraft supplier and procuring and financing the new aircraft. Any replacement aircraft would likely cost more to procure, finance and operate than the Eclipse 500. The transition to another aircraft supplier could cause us to incur substantial additional costs, including costs relating to the acquisition and financing of the aircraft and costs associated with retraining our employees and replacing our operating manuals.

A future deterioration in our relationships with important vendors, including our presently contemplated single source aircraft manufacturers and support and service providers, could have a material adverse effect upon our business.

We plan to enter into important relationships with a limited number of vendors, including, but not limited to, Eclipse Aviation, the manufacturer of the Eclipse 500 VLJ we plan to use for our fleet, and Pratt & Whitney Canada, the manufacturer of the engine for the Eclipse 500. Our ability to maintain and expand our business depends on our ability to maintain favorable relationships with our important vendors, including in particular single source providers. If our future relationship with one or more of these vendors were to deteriorate or terminate, it could have a material adverse effect upon our operations, business plan, prospects, cost structure, results of operations and financial condition.

We may be unable to secure aircraft acquisition financing on acceptable terms.

We plan to pay for a substantial portion of the acquisition cost of our fleet of aircraft principally with borrowings under one or more aircraft financing facilities. As of the date of this prospectus, we do not have any commitment for such a facility. If we cannot obtain such financing on commercially reasonable terms, we may be required to modify our aircraft acquisition plans, reduce the size of our fleet, delay deliveries or incur higher than anticipated financing costs, any of which could have an adverse impact on the execution of our growth strategy and business.

We may face a cash shortage if we do not receive timely deliveries of aircraft or if the performance of our business falls short of our expectations, and we may need to raise additional capital in the future, which may not be available on acceptable terms, or at all, or which may be dilutive to our existing stockholders.

We will not generate any operating revenues until we accept delivery of our first aircraft and inaugurate service, which we currently expect to do in the second quarter of 2009. Any delays in aircraft delivery or any shortfall in forecasted revenues could cause us to suffer a cash shortage. In such an event, to continue in business, we may need to obtain new equity or debt financing to supplement any liquidity deficiencies. We may be unable to obtain such financing on terms that we consider acceptable, or at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or expand our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, and we may be required to reduce operating costs in a manner that could adversely affect our business. In addition, if we issue additional equity securities, our stockholders may experience dilution, or the new equity securities may have rights, preferences or privileges which are senior to those of our common stock.

Future high levels of debt and liquidity needs may adversely affect our financial and operating flexibility.

Our business model contemplates that we will incur significant indebtedness to finance aircraft acquisition costs, and to a lesser extent additional indebtedness to fund working capital requirements and capital expenditures unrelated to aircraft acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.” As the Eclipse 500 achieves greater use in the marketplace, we believe that we will be able to borrow at an increased level of indebtedness with respect to this aircraft as lenders modify their assumptions regarding this aircraft’s residual value after a meaningful number are in operation generally. In addition, as our operations expand, we may be able to arrange additional borrowing facilities to fund aircraft purchase deposits, working capital needs and capital expenditures unrelated to aircraft purchases. While there are no assurances that we will be able to arrange all of these desired borrowings, if they do in fact become available to us, we likely will maintain in the future a high level of indebtedness and have significant future liquidity needs.

High future levels of indebtedness, and/or terms of our future indebtedness, could

•	make it difficult for us to make required payments of principal and interest on our future debt;

•	limit our ability to further obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

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require that a substantial portion of our cash flow, if any, be dedicated to the payment of principal and interest on future indebtedness and other obligations and, accordingly, such cash flow may not be available for use in our business;

•	limit our flexibility in planning for, or reacting to, changes in our business;

•	result in our being more highly leveraged than our competitors, which could place us at a competitive disadvantage;

•	make us more vulnerable in the event of a downturn in our industry or business; and

•	potentially limit our ability to sell assets partially or fund our operations due to covenant restrictions.

We will be subject to compliance requirements and costs resulting from extensive governmental regulation of our operations.

We, like other charter carriers, will be subject to extensive regulatory and legal compliance requirements which will affect how we conduct our business and our operating costs. FAA requirements cover, among other things, aircraft safety requirements, operating, inspection and maintenance procedures, security measures, noise abatement and air traffic control. We will incur substantial costs in obtaining and maintaining our certifications and otherwise complying with the laws, rules, regulations and policies to which we will be subject. We cannot predict whether we will be able to comply with all current and future laws, rules, regulations and policies or whether the cost of compliance will not significantly increase our costs of doing business. The FAA has the authority to issue mandatory orders and directives relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related equipment and the removal and replacement of aircraft parts. A decision by the FAA to ground or require time-consuming inspections or maintenance on all or any of our aircraft, could negatively impact our results of operations. In addition, we will be subject to the DOT’s authority to license and impose reporting and consumer protection requirements on airlines, which could increase our costs and adversely affect the results of our operations.

In addition to federal regulation, airports and municipalities may enact rules and requirements that would affect our operations. Various airports throughout the country have considered limiting the use of smaller aircraft or have promulgated noise curfews, noise abatement procedures and other aircraft operating restrictions. Compliance with local noise abatement procedures or new environmental requirements could affect our operations and may substantially increase the costs of our future operations. The imposition of any limits or restrictions on the use of VLJs could adversely affect our operations. The air transportation industry also may be subject to future carbon or environmental impact taxes or emission caps, which could further increase our operating costs.

At most of the airports that we expect our customers to choose, the Transportation Security Administration, or TSA, does not currently subject on-demand charter passengers to the same security measures imposed on scheduled airline passengers, which require all scheduled airline passengers and their baggage to be screened. If the TSA were to extend its security requirements to cover on-demand charter passengers at some or all of the airports our customers choose for our services, any protracted check-in and screening process could delay our flights and reduce the demand for our services.

Additional laws, regulations, taxes and airport rates and charges could be enacted from time to time that could significantly increase the cost of our operations or reduce revenues. We cannot predict what other new laws and regulations may be imposed on airlines, including on charter airlines, and we cannot provide assurances that the laws or regulations enacted in the future will not materially adversely affect our prospects, operating results, financial condition or the price of our common stock.

Demand for our services may be negatively affected by circumstances beyond our control, including adverse changes in general economic conditions, incidents of terrorism, war and political instability.

Our operating prospects will depend largely on general economic conditions and, in particular, the strength of the demand for our services in our targeted markets. Because a substantial portion of air travel is discretionary, the airline industry tends to experience adverse financial results during general economic downturns. Any adverse changes in general economic conditions may negatively affect our business. Acts of terrorism, particularly in the United States, and political instability in the Middle East and elsewhere also have materially affected air travel in the past. Our operational and financial results may be negatively affected if the current conflicts in the Middle East and in other parts of the world suppress economic activity in the United States or globally, if there are additional terrorist attacks or the fear of such attacks or if the airports we expect to use are subjected to new security measures.

Our success will also depend on our ability to operate a reliable and cost effective service, which could be adversely affected by other circumstances beyond our control, such as weather, air traffic control restrictions, the availability of fuel at reasonable prices, general economic and credit market conditions and operating or service difficulties associated with the new class of jet aircraft we expect to use in our operations.

Our business would be adversely affected if our proposed operating base were no longer available to house civil aviation operations.

We plan to establish our base of operations at Westover Metropolitan Airport, which is located in Chicopee, Massachusetts. Our planned leased facilities will be located on land owned by the Westover Metropolitan Development Corporation, a public corporation and political subdivision of the State of Massachusetts. A portion of the Westover Metropolitan Airport is currently operated as a public use, regional civilian airport for general aviation and commercial (scheduled and non-scheduled) operations. The runway and associated flight facilities at the airport are owned by the U.S. Department of Defense and made available for civil operations under a 25-year Joint Use Agreement between the Secretary of the Air Force and the Westover Metropolitan Development Corporation signed April 15, 1994. The Air Force has the right to terminate the agreement on 90 days notice if the Secretary of the Air Force determines that paramount military necessity requires termination of the joint use or at any time during any national emergency declared by the President or the Congress of the United States. Our business operations would be substantially disrupted if civil aviation operations at the airport were restricted or eliminated, whether because the Joint Use Agreement was terminated or for other reasons.

We may not compete successfully with other businesses in the transportation industry.

We will compete, directly or indirectly, with national airlines, regional airlines, other operators of jet charter and alternative private aviation services and providers of ground transportation services. We may not be successful in competing with our potential competitors, many of whom have longer operating histories, significantly greater financial stability and better access to capital markets and credit than we do. We also expect to face numerous new competitors offering services comparable to those planned by us. A number of companies either have announced plans to enter the VLJ-enabled private aviation service marketplace or have started operations with VLJ and non-VLJ aircraft. Our business could be adversely affected if other companies are able to operate VLJ service at prices lower than those we plan to charge. We expect that some owners of private aircraft (including VLJ owners) will allow their aircraft to be offered by charter companies at prices below full cost, which could increase pricing pressures in the market. If this practice can be sustained by aircraft owners (who may seek to do this to offset their high overhead costs and underutilized aircraft capacity) and charter companies, our operations and financial results could be adversely affected, particularly if they are successful in providing a level of service consistency or pricing that produces repeat business.

Our planned information technology infrastructure may not be adequate to support our operations.

We plan to make significant investments in information technology and communications facilities and equipment to support our operations. If our infrastructure is insufficient to support our planned growth, our operating and financial performance may be negatively affected.

Increased fuel prices could adversely affect our operating and financial performance.

Circumstances beyond our control could affect both the availability and price of fuel needed to operate our aircraft. Fuel prices have been and remain highly volatile. Depending on the size of fuel price increases, we may not be able to pass through to our customers the full amount of our increased cost. Accordingly, higher fuel prices could negatively affect our financial performance.

In the event of an aircraft accident, we may incur substantial losses that may not be entirely covered by insurance.

We are required by company policy and regulations of the DOT to carry liability insurance. In accordance with these requirements, we will maintain liability insurance for passengers and third-party damages. Although we believe that our insurance coverage will be adequate, the amount of our insurance coverage may change, and we may be forced to bear substantial losses from accidents, war or terrorist attacks. Certain aviation insurance could become unavailable or available only for reduced amounts of coverage or at unacceptable prices. Failure to obtain or maintain appropriate levels of insurance could adversely affect our business.

We also may incur substantial losses in the event of an aircraft accident. These losses may include the repair or replacement of a damaged aircraft, the consequent temporary or permanent loss of the aircraft from service, substantial loss of business due to negative publicity, claims of injured passengers and others and claims for damaged or destroyed property.

Substantial claims resulting from an accident involving one of our aircraft could have a material adverse effect on our business, operations, financial condition, results of operations and liquidity and could adversely affect public perception of the safety of our aircraft and customer acceptance of our services. In addition, any accident involving other operators of the Eclipse 500 could adversely affect consumer perception of our business and our operations.

We are dependent on the continued services and performance of our senior management.

Our future success is substantially dependent on the continued services and contributions of our senior management, who must work together effectively to implement our operating plan. None of our employees is bound by an employment agreement with us, although each employee is subject to non-competition, non-solicitation and confidentiality agreements. The loss of the services of Robert Crandall, our Chairman and Chief Executive Officer, or one or more of our other executive officers could significantly delay or prevent the achievement of our financial and strategic objectives and could harm our business. For instance, no cash compensation has been paid to Robert Crandall, our Chief Executive Officer, in connection with his provision of services in the past as our Chief Executive Officer. Mr. Crandall has advised us that he does not intend to request any cash compensation (salary or bonus) in the future in connection with his provision of services as Chief Executive Officer, and we have no plans to award cash compensation to Mr. Crandall in connection with his provision of services as Chief Executive Officer. However, it is expected that any future successor to Mr. Crandall who would agree to serve as our Chief Executive Officer would likely require payment of cash compensation (salary and bonus opportunity) and stock-based compensation, which could cause our expenses to increase and our cash to decrease. While the amount and impact of any such future changes cannot be estimated, it is possible that such changes could be material to our reported results and could delay or impact the extent to which we are able to achieve operating profitability under our current business plan. For instance, assuming we had paid aggregate annual cash compensation to Mr. Crandall of $400,000 for our most recent annual and interim periods, we would have a materially greater pro forma net loss, as such pro forma net loss would be $1.67 million and $2.13 million, or 32% and 24% higher than our reported net loss of $1.3 million and $1.7 million for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively.

The growth of our business may place a significant strain on our management and operations.

The growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage the expected growth of our operations and the recruitment of pilots, maintenance crews and other operational and administrative personnel, we will need to invest in our operational, financial, and management controls and our reporting systems and procedures. Our controls, systems and procedures might not be adequate to support our growth. In addition, some of our officers have limited experience in managing large or rapidly growing businesses or businesses with public reporting responsibilities. If our management fails to respond effectively to changes in our business, our results may suffer.

The requirements of complying with the Securities Exchange Act and the Sarbanes Oxley Act may strain our resources and distract management

After the offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes Oxley Act, including Section 404, Management Assessment of Internal Controls. These requirements may place a strain on our personnel, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes Oxley Act will require that we maintain effective disclosure controls and procedures, corporate governance standards and internal controls over financial reporting. Pursuant to Section 404 of the Sarbanes Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our auditors on our management’s assessment of and operating effectiveness of internal controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements. Prior to the completion of the offering, we will have six employees. We are not currently prepared for Sarbanes Oxley and Exchange Act obligations. We have no financial employee with public company reporting or Sarbanes Oxley compliance experience and we might not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes Oxley Act when it becomes applicable to us. In addition, the effort to prepare for these obligations may divert management’s attention from progressing our business from development stage to operational stage. Such diversion could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and might not be able to do so effectively or in a timely fashion.

If we are unable to attract and retain qualified personnel at a reasonable cost, our business prospects will suffer.

Our growth plans will require us to hire, train and retain a significant number of qualified personnel, specifically pilots and maintenance technicians. If we are unable to do so at a reasonable cost, we may be unable to complete our growth plans and our business may suffer. From time to time, the aviation industry has experienced a shortage of personnel licensed by the FAA, especially pilots and mechanics. We will compete against other aviation service providers for personnel to fill these highly skilled positions. A number of our competitors offer or may offer wage and benefit packages that exceed those we provide. To compete for qualified personnel, we may have to increase significantly the wages and benefits we pay or risk considerable employee turnover. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our business plan or to replace departing employees. If we are unable to hire or retain qualified employees at a reasonable cost, we may be unable to successfully perform our business plan, which could materially affect our financial condition, results of operations and the price of our common stock.

Our internal control over financial reporting may not be effective and our independent auditors may not be able to certify as to its effectiveness, which could have a significant and adverse effect on our business and reputation.

We are evaluating and developing our internal control over financial reporting to allow our management to report on, and our independent auditors to attest to, such internal control, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s rules and regulations thereunder. We will document and test our internal control procedures to satisfy the requirements of Section 404, which requires annual assessments by our management of the effectiveness of our internal control over financial reporting and a report by our independent registered public accountants addressing these assessments. During the course of our testing, we may identify material weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC rules for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of such actions on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. In addition, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Risks Related To The Auction Process For This Offering

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

A principal factor in determining the initial public offering price for the shares sold in this offering will be the clearing price resulting from an auction conducted by us and the underwriters. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and the underwriters may elect to set the initial public offering price below the clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares could decline following our initial public offering. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

The underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within a required time frame, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. Further, if the auction process leads to a pro rata reduction in allocated shares and a rounding down of share allocations pursuant to the rules of the auction, a bidder may not receive any shares in the offering despite having a bid at or above the initial public offering price range. In addition, we, in consultation with the underwriters, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process or are not creditworthy, or otherwise not in our best interest, in which case such bids will be reduced or rejected. Other conditions for valid bids, including suitability, eligibility and account opening and funding requirements of participating dealers, may vary. As a result of these varying requirements, a bidder may have its participation or bid rejected by the underwriters or participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares for which they bid if their bids are successful and should not bid for more shares than they are prepared to purchase.

If the initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids will equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of its common stock that they are willing and prepared to purchase.

Risks Related To This Offering

Our common stock price may fluctuate after this offering and you may not be able to resell your shares at or above the price you paid for them.

Before this offering, there has been no public market for our common stock. An active market may not develop following completion of this offering or, if developed, may not be maintained. As a result, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. The market price of our common stock may be subject to sharp declines and volatility. The market price of our common stock also may be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates or recommendations by analysts;

•	future announcements concerning us or our competitors, including announcements of acquisitions;

•	changes in government regulations or in the status of our regulatory approvals or licensure;

•	public perception of risks associated with our services or operations; and

•	general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

If securities analysts do not publish research or reports about our business, our stock price could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If we should be unable to attract analyst coverage or if one or more of these analysts should cease coverage of us, our visibility in the financial market would suffer, which in turn could cause our common stock price to decline. It may be difficult for us to attract analyst coverage particularly until we are able to commence operations and recognize revenues. Further, if one or more of any analysts that may cover us were to downgrade our stock, our stock price likely would decline rapidly.

The price of our common stock may be volatile, which could harm our business or stockholders and result in litigation.

In recent years, the market for aviation-related stocks has experienced extreme price fluctuations, and some fluctuations have been unrelated to the operating performance of affected companies. The market price of our common stock might experience significant fluctuations in the future, including fluctuations unrelated to our performance. These fluctuations could materially adversely affect our business relationships and our ability to obtain future financing on favorable terms, or otherwise harm our business. In addition, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Because of the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from business operations. This could harm our business and cause the value of our stock to decline.

We will incur increased costs as a result of having publicly traded common stock.

We will incur significant legal, accounting, reporting and other expenses as a result of having publicly traded common stock that we do not currently incur. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and The NASDAQ Global Market. We expect these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. We also anticipate that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. In such an event, we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements, or the timing of such costs.

Future sales of our common stock in the public market, or the perception that such sales could occur, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through future public offerings of our equity securities. We have granted holders of          shares, or approximately         % of our common stock outstanding after this offering, rights to require us, subject to specified conditions, to register the public sale of their shares under the Securities Act of 1933.

We do not anticipate paying any cash dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We also may be restricted from paying dividends by future credit agreements we may enter into to fund aircraft purchases or for general corporate or working capital purposes. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if the market price of the common stock increases and you sell your shares.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which was $3.84 as of September 30, 2007, without taking into consideration the conversion of all outstanding Series A and Series B convertible preferred stock into shares of common stock upon consummation of this offering. As a result, you will experience immediate and substantial dilution in net tangible book value when you buy shares of common stock in the offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. Holders of the common stock will experience further dilution if options, warrants or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our charter and bylaws and in the Delaware General Corporation Law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. These provisions include:

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a requirement that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year, thereby making it more difficult for an acquiror or for other stockholders to change the composition of the board of directors;

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the ability of our board of directors to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval, which may discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company;

•	a requirement that stockholders provide advance notice of their intention to nominate a director or to propose any other business at an annual meeting of stockholders;

•	a prohibition against stockholder action by means of written consent unless otherwise approved by our board of directors in advance; and

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the application of Section 203 of the Delaware General Corporation Law, which generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

Our management will retain broad discretion to allocate the net proceeds we receive from this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. We currently plan to use approximately $39.4 million of the net offering proceeds to fund a portion of the aircraft purchase deposits, progress payments and delivery payments for the purchase of Eclipse 500 aircraft, approximately $11.8 million for capital expenditures unrelated to aircraft purchases, including expenditures for the build-up and maintenance of our operating facilities, and to apply the remainder of the net proceeds of approximately $33.8 million to fund operating losses and for working capital and general corporate purposes. Our management might not be able to deploy the proceeds of this offering in accordance with our plans for a number of reasons, including delivery, operations or service problems associated with the Eclipse 500 aircraft, changes in pricing for aircraft or services, our inability to obtain financing for the acquisition of aircraft, consistent with our business plan, or at all, the failure to obtain such financing on commercially reasonable terms or adverse industry developments, or to achieve a significant return, if any, on any investment of these net proceeds.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible, assumed or anticipated future events or developments concerning our business, financial condition, capital expenditures, commercial terms, financings, liquidity, results of operations, plans and objectives. The statements we make regarding the following subject matters are forward-looking by their nature:

•

our estimates of, and plans to receive and subsequently use the net proceeds from this offering to fund, aircraft purchase deposits, progress payments and certain delivery payments for the purchase of our initial fleet of Eclipse 500 aircraft, operating losses, working capital and general corporate purposes and capital expenditures unrelated to aircraft purchases;

•

our ability to establish purchase price, delivery terms and service and support terms for the Eclipse 500 aircraft under definitive agreements following the offering on a basis consistent with the assumptions in our business model as of the date of this prospectus;

•

our ability to finance the purchase of Eclipse 500 aircraft, operating losses, working capital and capital expenditures unrelated to aircraft purchases after completion of this offering and to satisfy our cash requirements for the foreseeable future;

•

our estimates of the amounts required for aircraft acquisition and deposit expenditures and for capital expenditures unrelated to aircraft expenditures in order to commence and conduct our planned operations;

•

the delivery schedule of VLJs and our operational plans, including our plan to inaugurate service in the second quarter of 2009, operate 15 VLJs by the end of 2009 and operate up to 115 VLJs by the second quarter of 2012;

•	the opportunity to grow our jet charter services using VLJ aircraft because of increased demand among dissatisfied scheduled airline travelers and other consumers;

•	our plans to utilize the emerging class of VLJ aircraft in a successful manner that will enable us to minimize operating costs and offer lower prices than competing private jet charter services;

•	our intention to attract, retain and promote top airline industry professionals at a reasonable cost;

•	our ability to satisfy all rules and regulations relating to our operation as a public commercial airline company, including all FAA, DOT, SEC and NASDAQ requirements;

•	our plans to make significant investments in information technology and communications facilities and equipment to support our operations;

•	our ability to generate positive cash flows from operations and to cover the costs associated with our planned acquisition of Eclipse 500 aircraft;

•	our continued ability to purchase Eclipse 500 aircraft in a timely manner from the sole supplier of that aircraft;

•	our ability to successfully compete with our many potential competitors, some of whom possess greater financial stability and better access to capital markets and credit;

•

the characteristics of the airline industry, including its comparatively high levels of competition, and the range of matters beyond the control of industry participants, such as weather, air traffic control restrictions and availability of fuel at reasonable prices;

•	the ongoing emergence of business and leisure travelers who rely on charter services to travel between selected cities and airports;

•	our intent to launch additional jet charter services and expand the regions of our service coverage;

•	our intention to obtain sufficient liability insurance, including director and officer liability insurance;

•	our intent to minimize all risks associated with the prospect of foreign control of our stock; and

•	our ability to sell our common stock in the public market in the future to finance our operations or growth.

The forward-looking statements listed above are not exhaustive and all forward-looking statements in this prospectus are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors,” in this prospectus.

These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors or the effect which any factor, or combination of factors, may have on our business. Actual results may differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive $             million in net proceeds from our sale of the             shares of common stock in the offering. Our net proceeds from the offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $            , which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease net proceeds to us from this offering by approximately $             million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use approximately $39.4 million of the net proceeds of the offering to fund a portion of the aircraft purchase deposits, progress payments and delivery payments for the purchase of our initial fleet of Eclipse 500 aircraft and approximately $11.8 million for capital expenditures unrelated to aircraft purchases, including expenditures for the build-up and maintenance of our operating facilities. See “Business—Overview.” We will use the remaining net proceeds of approximately $33.8 million to fund operating losses and for working capital purposes and other general corporate purposes. We may use more of the proceeds than anticipated to fund aircraft purchase deposits, progress payments and delivery payments if we expand our aircraft fleet, encounter price increases or alternatively if we cannot arrange sufficient or acceptable aircraft acquisition financing that we currently plan to arrange. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.” We also may adjust our use of proceeds based on changes to our business plan, the terms of aircraft acquisition financing available in the future, our financial performance and general economic and regulatory conditions affecting our business.

Pending their use, we will invest the net proceeds of the offering in a variety of capital preservation investments, including U.S. government securities and other short-term or long-term interest-bearing, marketable securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and we do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Future declaration and payment of dividends, if any, on our common stock will be determined by our board of directors in light of factors the board of directors deems relevant, including our earnings, operations, capital requirements, financial condition and restrictions in any future financing agreements.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A preferred stock into 1,282,285 shares of common stock upon completion of this offering and the automatic conversion of all of our outstanding Series B preferred stock into 933,331 shares of common stock upon completion of this offering; and

•

on a pro forma as adjusted basis to reflect (a) the sale of             shares of common stock in this offering by us at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses, and the application of our net proceeds from the offering in the manner described under “Use of Proceeds,” (b) the automatic conversion of all of our outstanding Series A preferred stock into 1,282,285 shares of common stock upon completion of this offering and (c) the automatic conversion of all of our outstanding Series B preferred stock into 933,331 shares of common stock upon completion of this offering.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro forma	Pro forma, As Adjusted
	(Unaudited)
	(In thousands)

Cash and cash equivalents	$5,523.6	$5,523.6	$

Stockholders’ equity (deficit):
Common stock, $0.01 par value, 73,395,062 shares authorized, 1,416,652 issued and outstanding, actual, 25,000,000 shares authorized, 3,632,268 shares issued and outstanding, pro forma, and 25,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	$170.0	$435.9
Preferred stock, $0.01 par value per share, 15,404,935 shares of Series A convertible redeemable preferred stock authorized, 15,387,500 shares issued and outstanding, actual and no shares issued and outstanding, pro forma and pro forma as adjusted	153.9	—
Preferred stock, $0.01 par value per share, 11,200,000 shares of Series B convertible redeemable preferred stock authorized, 11,200,000 shares issued and outstanding, actual and no shares issued and outstanding, pro forma and pro forma as adjusted	112.0	—
Undesignated preferred stock, $0.01 par value per share, No shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Additional paid-in capital	11,688.8	11,688.8
Accumulated deficit	(6,681)	(6,681)

Total stockholders’ equity	5,443.7	5,443.7

Total capitalization	$5,443.7	$5,443.7	$

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information as of September 30, 2007 shown in the table above excludes 64,170 shares of common stock issuable upon the exercise of stock options and 1,453 shares of common stock issuable upon the exercise of the warrant outstanding as of September 30, 2007. The number also excludes 360,000 shares subject to option awards we expect to grant upon the effectiveness of the offering and the additional shares of our common stock reserved for other future awards and issuances under our 2007 Omnibus Incentive Plan.

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Historical net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equal our total assets less goodwill and intangible assets. Historical net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of September 30, 2007, our historical net tangible book value was $5.44 million and our historical net tangible book value per share of common stock was $3.84. The pro forma net tangible book value of our common stock as of September 30, 2007 was $5.44 million or $1.50 per share, based on the number of shares of common stock outstanding as of September 30, 2007, after giving effect to the conversion of all outstanding Series A and Series B convertible redeemable preferred stock into shares of common stock upon consummation of this offering.

After giving effect to the sale of             shares of common stock in the offering at an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the application of the estimated net proceeds from the offering, our adjusted net tangible book value as of September 30, 2007 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$3.84
Pro forma decrease in net tangible book value attributable to conversion of Series A and Series B convertible preferred stock	2.34

Pro forma net tangible book value per share immediately before this offering	1.50
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma adjusted net tangible book value per share after the offering

Pro forma dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease our net tangible book value per share after the offering by approximately $            , and dilution per share to new investors by approximately $            , after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase             additional shares in this offering, the adjusted net tangible book value per share after the offering would be $             per share, the increase in the adjusted net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table illustrates, on the as adjusted basis described above as of September 30, 2007, the total number of shares held, total consideration paid and average price per share paid by existing stockholders and by new investors for the shares of common stock, assuming the sale of shares of common stock in the offering at an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent

Existing stockholders	3,632,268%			$12,605,000%				$3.47

New investors		%			%			$

Total			%	$		%	$

The data in the table above assumes that outstanding options and warrants to purchase common stock are not exercised. As of September 30, 2007, options to purchase 64,170 shares of common stock at a weighted average exercise price of $4.35 per share and a warrant to purchase 1,453 shares of common stock at an exercise price of $4.80 per share were outstanding. If all those options and warrants had been exercised, the dilution to new investors purchasing shares in the offering as of September 30, 2007 would have decreased by $             per share to $             per share. To the extent that any options or warrants are granted in the future and are exercised, new investors may experience dilution.

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease total consideration paid by new investors by $             million, total consideration paid by all stockholders by $             million and the average price per share paid by all stockholders by $            .

If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to approximately     % of the total number of shares of common stock outstanding after this offering and the number of shares of our common stock held by new investors will increase to             , or approximately     % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

We derived the selected financial data presented below for each of the years ended and as of December 31, 2002, 2003, 2004, 2005 and 2006. The selected financial data for each of the years ended and as of December 31, 2004, 2005 and 2006 were derived from our audited financial statements prepared in accordance with GAAP, which appear elsewhere in this prospectus. The selected financial data for each of the years ended December 31, 2002 and 2003 and for the nine months ended and as of September 30, 2006 and 2007 are unaudited, but include, in the opinion of our management, all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results for any fiscal period are not necessarily indicative of our results for any future period.

You should read the selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—	$—	$—
Cost of revenue	—	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—	—
Selling and marketing expenses	—	—	—	—	—	—	—
General and administrative expenses	—	203.0	1,854.7	1,614.1	1,405.1	1,008.4	1,879.5

Operating expenses	—	203.0	1,854.7	1,614.1	1,405.1	1,008.4	1,879.5

Operating income (loss)	—	(203.0)	(1,854.7)	(1,614.1)	(1,405.1)	(1,008.4)	(1,879.5)
Other income, net	—	—	—	—	204.4	120.3	231.9

(Loss) income before income taxes	—	(203.0)	(1,854.7)	(1,614.1)	(1,200.7)	(888.1)	(1,647.6)
Provision for income taxes	—	—	—	13.1	68.0	40.0	79.8

Net loss	$—	$(203.0)	$(1,854.7)	$(1,627.2)	$(1,268.7)	$(928.1)	$(1,727.4)

Net loss per share, basic and diluted(1)	$—	$(0.18)	$(1.34)	$(1.15)	$(0.90)	$(.66)	$(122)
Weighted average shares outstanding, basic and diluted	319,444	1,128,472	1,388,888	1,416,652	1,416,652	1,416,652	1,416,652
Pro forma net loss per share, basic and diluted(2)					$(0.36)		$(.48)
Pro forma weighted average shares outstanding, basic and diluted					3,554,513		3,632,268
Other Data:
Depreciation and amortization(3)	$—	$—	$0.5	$8.7	$10.1	$9.1	$7.6
Amortization of intangible assets(3)	—	—	—	—	—	—	—
Capital expenditures	—	—	7.9	39.7	—	—	60.5

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006	Actual	Pro forma(2)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$575.0	$447.0	$4,545.9	$3,011.0	$7,218.6	$5,523.6	$5,523.6
Working capital(4)	575.0	447.0	4,538.8	2,885.1	7,134.1	5,364.1	5,364.1
Total assets	575.0	447.0	4,611.0	3,058.8	7,247.9	5,624.5	5,624.5
Total deferred revenue	—	—	—	—	—	—	—
Total debt	—	—	—	—	—	—	—
Stockholders’ equity	575.0	447.0	4,546.2	2,923.5	7,162.3	5,443.7	5,443.7

(1)	Because we had net losses for all periods presented, all common stock equivalents were antidilutive during these periods, and therefore are excluded from the weighted average shares outstanding. The total common stock equivalents excluded from the calculation of weighted average shares outstanding were as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Convertible preferred stock	—	—	1,282,285	1,282,285	2,215,616	2,215,616	2,215,616
Stock options	—	—	—	4,133	16,912	6,789	25,506
Warrants	—	—	1,453	1,453	1,453	1,453	1,453

Total	—	—	1,283,738	1,287,891	2,233,981	2,223,858	2,242,575

(2)	Amounts shown reflect the automatic conversion of all of our outstanding Series A preferred stock into 1,282,285 shares of common stock and all of our outstanding Series B preferred stock into 933,331 shares of common stock upon completion of this offering. See Note 5 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

(3)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets.

(4)	Working capital is calculated by subtracting total current liabilities from total current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes and the other financial information that appear elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” Our actual results may differ materially from those expressed in or implied by these forward-looking statements. See “Forward-Looking Statements” for information about such statements.

Overview

We intend to be a leading provider of private on-demand jet charter service using a fleet of newly manufactured Eclipse 500 VLJs. Since inception, we have devoted substantially all of our resources toward the development of our strategic and operating plans, assembling our executive management team and selecting a suitable aircraft for our intended service. We are a development stage company with a limited operating history, and we have not begun to offer our proposed service. To date, we have not generated any revenue, and we have incurred net losses in each year since our inception. As of September 30, 2007, we had an accumulated deficit of approximately $6.68 million. We anticipate incurring additional losses, which may increase, for the foreseeable future. We have financed our operations primarily through private placements of our equity securities.

Industry Characteristics that Will Affect Future Operations

We believe that we will derive future revenue from an on-demand jet charter service that we plan to introduce. We believe this service will provide a more attractive service offering to existing customers of private aviation services and attract demand from scheduled commercial airline travelers and other consumers. Our planned service is designed to address the travel demand factors, and the limitations associated with current travel alternatives, described below and elsewhere in this prospectus. An important aspect of our strategy is focused on developing and implementing a lower-cost private air travel service, compared to existing alternatives. We believe the following key factors will affect our future results of operations.

Growth in the Private Aviation Services Market. The private aviation market has experienced significant growth in the past five years. According to publicly available data from the General Aviation Manufacturers’ Association, the number of active twin-engine private jet aircraft grew from 6,215 aircraft in 2000 to 9,097 in 2005. Of these total numbers of private jet aircraft, 638 were available for charter in 2000 and 1,939 were available for charter in 2005, an increase of 204%. During this five-year period, annual on-demand charter hours flown by private jet aircraft increased from 306,000 hours to 890,000 hours.

High Cost of Current Private Aviation Service. The high cost of current private aviation alternatives is attributable to a number of factors, including the provision of service by operators who lack scale or consistency in their operations, who utilize aircraft that are more expensive to purchase new and operate than the VLJs we intend to use, and who frequently charge consumers additional or hidden charges, such as the cost of positioning flights, surcharges and other forms of add-on costs.

Low Cost of the Eclipse 500 VLJ. We believe that the purchase price and operational efficiencies of the Eclipse 500 will provide us with an advantageous cost structure and enable us to operate our service at lower prices relative to existing private aviation services in our target service market. The current published list price of an Eclipse 500 VLJ is approximately $1.0 million less than the current published list price of the other currently available, FAA certified VLJ. We believe that the Eclipse 500 also will have lower operating costs due to its lighter weight and efficient design.

Scheduled Airline Travel Inconveniences. In addition to growth within the private aviation services market, we believe that the private aviation market also will grow as a result of customer migration to this market from the scheduled commercial airline market. Consumer dissatisfaction with the scheduled commercial airline market has grown due to the time-consuming check-in and security requirements, travel delays, connections at congested hubs, rigid schedules and low levels of customer service associated with much of the scheduled commercial airline market. An additional limitation of scheduled commercial air travel is inconvenient routing, especially for regional travel, which can often involve time-consuming connecting flights.

Opportunities from Scheduled Airline Travelers in our Target Market. In 2006, approximately 24.7 million airline passengers used scheduled flights between the 76 commercial airports in our target service market, of which about 2.6 million paid an unrestricted coach or business fare, according to data published by the DOT and the Official Airline Guide. These travelers represent a significant target market for our service.

We believe that demand for private aviation services and the limitations associated with both private aviation and scheduled airline service alternatives that are currently available in our target service market create a market opportunity for our private on-demand jet charter service. Our future results will be dependent upon the level of success we have in attracting consumers to use our new service offering and the degree to which we can implement and maintain a low-cost operating structure, relative to that of competing service providers.

Description of Our Revenue, Cost of Revenue and Operating Expenses

Our Current Activities

We have accomplished a number of important milestones in preparation for commencement of our operations. We have received over $12 million in three rounds of private placement equity financing. We have assembled a management team with extensive experience in the air transportation industry, including Robert Crandall, who formally served as Chairman, Chief Executive Officer and President of AMR Corporation, the parent company of American Airlines. We have developed our financial business model and operating plan. Prior to our expected commencement of flight operations in the second quarter of 2009, our current and future resources will be devoted to achieving the following milestones:

•	negotiating agreements for the purchase of Eclipse 500 aircraft and related support services;

•	obtaining aircraft financing;

•	entering into a long-term lease agreement for facilities at Westover Metropolitan Airport;

•	obtaining all necessary approvals and certifications from the FAA and DOT;

•	developing and building our information technology infrastructure;

•	hiring additional managers; and

•	hiring and training pilots and maintenance technicians.

Anticipated Future Activities

Revenue. We anticipate that, once we commence the operation of our service, our primary source of revenue will be from our on-demand jet charter service. The selling price of each hour of our flights will be determined by the market supply of and demand for private jet charter service as well as numerous macroeconomic and other external and internal factors, such as the price that our charter competitors charge, our success in realizing our low-cost structure strategy and our ability to expand the private aviation service market beyond its current customer base.

Cost of Revenue and Gross Profit. Our gross profit will be our total revenue less our cost of revenue, which will be comprised of our direct aircraft operating costs and other operating expenses. The direct aircraft operating costs will be principally affected by the cost of airplane fuel, aircraft maintenance and engine maintenance. Other operating expenses will include compensation costs for pilots and maintenance technicians, landing fees, ramp fees, aircraft hangar and insurance expense and all other expenses related to the operations of the fleet.

Selling, General and Administrative Expenses. Selling, general and administrative expenses have consisted, and will consist, of salaries and benefits paid to our administrative and sales and marketing employees, expenses relating to third-party services, insurance, our office lease and other expenses. We expect selling, general and administrative expenses to increase significantly in connection with the commencement of our service as we expect to hire administrative and sales staff. In addition, we anticipate that we will incur additional expenses relating to our implementation of our website and accounting systems and other activities related to the commencement of our operations. Following this offering, we anticipate incurring additional expenses as a public company as a result of additional legal and corporate governance expenses, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, salary and payroll costs for additional accounting staff and listing and transfer agent fees. The foregoing expenses will constitute the largest expenditure increases we anticipate for selling, general and administrative expenses under our business model.

We increased the salaries of our existing executives, other than Mr. Crandall, as of January 1, 2008, although we believe that such increase will not have a material impact on our 2008 operating results. See “Management—Compensation Discussion and Analysis; Anticipated 2008 Compensation and Stock Option Awards for Our Executives.” In the past, no cash compensation has been paid to Robert Crandall, our Chief Executive Officer, in connection with his provision of services as our Chief Executive Officer. Mr. Crandall has advised us that he does not intend to request any cash compensation (salary or bonus) in the future in connection with his provision of services as Chief Executive Officer, and we have no plans to award cash compensation to Mr. Crandall in connection with his provision of services as Chief Executive Officer. However, it is expected that any future successor to Mr. Crandall who would agree to serve as our Chief Executive Officer would likely require payment of cash compensation (consisting of salary and bonus opportunity) and stock-based compensation, which could cause our expenses to increase and our cash to decrease. While the amount and impact of any such future changes cannot be estimated, it is possible that such changes could be material to our reported results and could delay or impact the extent to which we are able to achieve operating profitability under our current business plan. For instance, assuming we had paid aggregate annual cash compensation to Mr. Crandall of $400,000 for our most recent annual and interim periods, we would have a materially greater pro forma net loss, as such pro forma net loss would be $1.67 million and $2.13 million, or 32% and 24% higher than our reported net loss of $1.3 million and $1.7 million for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively.

Interest Expense. We expect to incur indebtedness relating to the financing of our fleet of Eclipse 500 VLJs. For the first 25 aircraft delivered, we intend to use secured debt instruments to finance 70% of the cost of each aircraft, with the remaining 30% funded by the proceeds of this offering. For additional aircraft delivered beyond the first 25, we intend to use a similar financing facility for 80% of each aircraft’s cost, with the remaining 20% funded by the proceeds of this offering and internally generated funds, if any. See “Use of Proceeds.”

Results of Operations

We are a development stage company and have yet to derive any revenues from our planned private aviation service. As a result, we have incurred a net loss of $1.73 million and $0.93 million for the nine months ended September 30, 2007 and 2006, respectively, and a net loss of $1.27 million, $1.63 million and $1.85 million for the twelve months ended December 31,

2006, 2005 and 2004, respectively. The changes in net loss in each such period are primarily attributable to variations in selling, general and administrative expenses we incurred in each period. As a result, the narrative discussion of period-to-period results below has been limited to the description of variations in selling, general and administrative expenses we incurred on a period-to-period basis.

Nine Months Ended September 30, 2007 and September 30, 2006

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.87 million, from $1.01 million for the nine months ended September 30, 2006 to $1.88 million for the nine months ended September 30, 2007. This increase is primarily attributable to increased expenditures for professional services related to contract negotiations and this offering.

Years Ended December 31, 2006 and December 31, 2005

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.20 million, from $1.61 million for the year ended December 31, 2005 to $1.41 million for the year ended December 31, 2006. This decrease is primarily attributable to the departure of three employees from 2005 to 2006.

Years Ended December 31, 2005 and December 31, 2004

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.24 million, from $1.85 million for the year ended December 31, 2004 to $1.61 million for the year ended December 31, 2005. Selling, general and administrative expenses were higher for the year ended December 31, 2004 due to professional fees incurred in connection with the closing of our Series A preferred stock private placement.

Liquidity and Capital Resources

Cash Flows

At September 30, 2007, we had cash and cash equivalents of $5.52 million, compared to $7.22 million at December 31, 2006 and $7.52 million at September 30, 2006. We rely primarily on our cash balance to provide working capital. We presently have no lines of credit. Under our current business plan, we anticipate that we will begin to generate positive operating cash flows in the first quarter of 2011 subject to the risks outlined in “Risk Factors” and “Forward-Looking Statements.” This assumes, in particular, that we will have successfully secured aircraft acquisition financing, deployed 15 VLJs by the end of 2009 and experienced successful market acceptance of the Eclipse 500 VLJ and our service.

Cash flows used in operating activities were $1.29 million in 2006 compared to $1.50 million in 2005. The decrease in cash used in operating activities was primarily due to a reduction in the number of employees from 2005 to 2006. Net cash used in operating activities was $1.63 million in the nine months ended September 30, 2007 and $0.98 million in the nine months ended September 30, 2006. The increase in operating cash used in the nine months ended September 30, 2007 is primarily due to increased expenditures for professional services related to contract negations and this offering.

We did not have any cash flows from investing activities in 2006 compared to $0.04 million used in investing activities in 2005. Net cash used in investing activities was $0.06 million in the nine months ended September 30, 2007. Investing activities in 2005 and the nine months ended September 30, 2007 consisted of the acquisition of information technology infrastructure.

Cash flows from financing activities were $5.50 million in 2006. We did not have any financing activities in 2005. We did not have any cash flows from financing activities in the nine months ended September 30, 2007 compared to $5.50 million in the nine months ended September 30, 2006.

Financing activities for 2006 consisted of the sale of 11.2 million shares of convertible preferred stock to an investor for gross proceeds of $5.60 million less professional fees of $0.10 million incurred as part of the transaction.

Liquidity

We anticipate that we will continue to incur substantial net losses for the next several years as we develop our base of operations, acquire our fleet of aircraft and begin operations. We do not expect to generate revenue until at least 2009. If we obtain aircraft financing on the terms we anticipate, we believe the working capital available to us from this offering should be sufficient to meet our cash requirements for approximately 35 months following the offering, although there can be no assurances in this regard.

We plan to arrange financing for the purchase of our aircraft after we have entered into a signed purchase agreement with Eclipse Aviation. We intend to arrange asset-backed financing, which is a common form of financing used by scheduled commercial airline and private aviation service providers. A customary debt-to-cost advance rate for aircraft asset-backed financing, which is the ratio of the total amount of debt to finance the aircraft as compared to the total cost of the aircraft, is 90%. We have assumed a 70% debt-to-cost advance rate for our initial 25 aircraft and anticipate that this debt-to-cost advance rate will increase over time. Our conservative assumption of a 70% debt-to-cost advance rate reflects the fact that the Eclipse 500 is a relatively new aircraft and lenders may not have enough experience with the Eclipse 500 to support a higher ratio for our initial deliveries. For additional aircraft delivered beyond the first 25, our operating plan assumes that we will use a similar asset-backed debt financing facility with a debt-to-cost advance rate of 80%. We believe we will be able to increase the debt-to-cost advance rate, from 70% to 80%, when a recognizable base of Eclipse 500 VLJs is in operation and lenders over time modify their assumptions with respect to the residual value of such aircraft. As of the date of this prospectus, we had not sought or obtained financing for our planned aircraft acquisitions, primarily because lenders will extend borrowings based on firm purchase order agreements, which we will not enter into until after we complete the offering, and because we believe we will not require a significant amount of such borrowings until 2009.

We plan to meet our aircraft pre-delivery deposit and progress payment requirements by paying cash for aircraft deposits and progress payments, which will be due upon signing of the purchase agreement with the manufacturer, and at 12 months and six months prior to each aircraft’s scheduled delivery date, using a portion of the cash from the proceeds of this offering until December 2009. Thereafter, our business plan contemplates using a short-term debt facility for our pre-delivery deposit and progress payments, and then to refinance such borrowings at the time of delivery of the aircraft, with longer-term debt financing.

Based on the foregoing assumptions, and assuming we purchase aircraft at current published list prices and on our current schedule through the end of 2010, we anticipate requiring: approximately $136.7 million for aircraft acquisition and deposit expenditures for aircraft delivered through the end of 2010 and deposit payments made for aircraft scheduled to be delivered in 2011 and 2012, with $39.4 million funded from this offering and the remainder from future aircraft financing arrangements; approximately $15.2 million for capital expenditures unrelated to aircraft acquisition and deposit expenditures, including expenditures for the build-up and maintenance of our operating facilities, with $11.8 million funded from the offering and the remainder from future financing arrangements; and approximately $33.8 million to fund operating losses and working capital and general corporate needs, which we expect to fund from the offering. However, any changes in aircraft pricing, prevailing capital needs or our operating plan, any inability to obtain aircraft financing, unanticipated terms of any aircraft financing we do obtain, and any adverse effects of competition, regulation, or other factors that are beyond our control will affect our business and our assumed expenditures and borrowings described under this “Liquidity” caption and may significantly reduce the working capital available to us and the length of time our available cash will be sufficient to meet our operating requirements. Therefore, we cannot provide assurances that the foregoing will be the amounts actually utilized or deployed or borrowed as we commence and conduct operations. See “Risk Factors—We have not yet finalized aircraft purchase and support service agreements with the manufacturer of the VLJs we intend to use or with the VLJ’s engine manufacturer, and the failure to enter into final agreements will cause significant disruptions in our ability to commence service” and “Risk Factors—We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.”

We believe that we will incur a significant amount of borrowings for aircraft acquisition and deposit related purposes during 2009, and increase borrowings substantially during 2010 based on the assumed indebtedness from future financing arrangements described above. The foregoing levels assume we take delivery of 47 firm aircraft under purchases that would be completed through December 31, 2010, and that we make deposit payments for 2011 deliveries of three firm aircraft and 45 option aircraft, and deposit payments for 2012 deliveries of 20 option aircraft. See “Business—Overview.” We plan to evaluate the success of our business operations before acquiring option aircraft. If we proceed to acquire such option aircraft, we believe our total indebtedness after December 31, 2010, will exceed, and be potentially substantially greater than, the indebtedness level assumed above through December 31, 2010.

Our future growth plans contemplate operating up to 115 aircraft by the second quarter of 2012. Any lack of aircraft financing or required capital, changes in aircraft pricing or delays in the FAA and DOT certification processes as referenced above may significantly reduce the assumed growth rates of our business plan, including growth rates utilizing option aircraft.

Contractual Obligations

As of September 30, 2007, we did not have any long-term contractual obligations or commitments that are material to our business as of the date of this prospectus. We currently lease office space on a month-to-month basis, but we intend to enter into a long-term lease for our hangar space and office facilities. In addition, we expect to enter into an agreement to purchase Eclipse 500 aircraft promptly upon completion of this offering.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we do not have any material off-balance sheet arrangements.

Critical Accounting Policies

Recoverability of Long-Lived Assets

When we commence operations, we will have a substantial investment in property and equipment, particularly in aircraft. We will recognize the cost of depreciable assets in operations over the estimated useful life of the assets and will evaluate the recoverability of these assets whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. At September 30, 2007, no long-lived assets had been placed in service relating to our intended jet charter service, and only furniture and equipment related to our corporate office had been placed in service.

Stock-Based Compensation

On March 15, 2003, we adopted a stock option plan and have reserved 275,000 shares of our common stock for issuance under the stock option plan. Under the plan, stock options would be granted to officers, directors, consultants and our employees. Options will not be granted at an exercise price of less than the fair market value of the stock on the date of grant and vest over a four-year period beginning after the first anniversary of the vesting start date. We use the fair value based method of accounting for our stock option plan in accordance with SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Compensation expense is then recognized over the vesting period.

It has been our practice to grant our employees options to purchase our common stock at exercise prices we believe to be equal to the fair market value of the underlying common stock at the date of each grant, as determined by our board of directors. Prior to this offering, our board of directors determined these values primarily based upon internal valuation estimates as well as arm’s-length private transactions involving our common and preferred stock. Determining the fair market value of our common stock required making complex and subjective judgments since there was no public trading market for our common stock. Our board of directors considered numerous objective and subjective factors to determine the fair market value at each option grant date, including the following:

•

arm’s-length private transactions involving our common and preferred stock, including the sale of our Series A preferred stock at $0.40 per share in a private sale in 2004 and the sale of our Series B preferred stock at $0.50 per share in a private sale in 2006, both with superior rights and preferences to our common stock;

•	our financial and operating performance;

•	market conditions;

•	our stage of development and business strategy; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options.

From March 2004 until December 2004, we granted options to purchase 26,251 shares of common stock at an exercise price of $1.20, which our board of directors estimated to be the per share fair market value of the common stock underlying the stock options. Of these options, 12,084 were subsequently canceled.

In the period from January 2005 to December 2005, we granted options to purchase 31,668 shares of common stock at an exercise price of $4.80, which our board of directors estimated to be the per share fair market value of the common stock underlying the stock options.

From January 2006 through the date of this prospectus, we granted 18,335 options with an exercise price of $6.00 per share, which our board of directors estimated to be the per share fair market value of the common stock underlying the stock options.

As disclosed above, we use the fair value based method of accounting for our stock option plan in accordance with SFAS 123(R) and we estimate the fair value of options using the Black-Scholes option-pricing valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculations. These variables and assumptions include the fair value of our common stock, the weighted average period of time that the options granted are expected to be outstanding, the estimated volatility of comparable companies, the risk-free interest rate and the estimated rate of forfeiture of unvested stock options. If actual forfeitures differ from our estimates, we record the difference as an adjustment in the period in which we revise our estimates. The fair value of our common stock was determined using enterprise values based on the values determined using a discounted cash flow analysis, an analysis of comparable public companies and an analysis of comparable company transactions. The enterprise valuation was then allocated between our various securities using the option-pricing method. In determining the per share value of the common stock, neither a marketability discount nor a minority discount was applied. We use the “simplified” method described in Staff Accounting Bulletin 107, or SAB 107, for determining the expected life used in the valuation model. The expected volatility assumption was based on the average historical volatility of a representative peer group determined in accordance with the criteria outlined in SAB 107, which includes the consideration of the peer company’s industry, market capitalization, stage of life cycle and capital structure. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the grant. We use historical data to estimate option exercise and employee terminations for determining estimated forfeitures. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for more details about these assumptions.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and Estimated Initial Public Offering Price. As disclosed above and in Note 4 to our consolidated financial statements appearing elsewhere in this prospectus, we granted 18,335 stock options with an exercise price of $6.00 during the nine months ended September 30, 2007, which our board of directors estimated to be the per share fair market value of the common stock underlying the stock options. The difference between $            , our estimate of the fair value of our common stock, and the midpoint of the price range of the offering set forth on the cover page of this prospectus is primarily due to the continued development of our business plan, the substantial progress we have made towards the completion of this offering and the increased liquidity and marketability of our common stock expected to result from this offering.

Based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding options at September 30, 2007 was $            , with $             attributable to vested options and $             attributable to unvested options.

Recent Accounting Pronouncements

SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. GAAP. SFAS No. 157 is effective for fiscal year 2008. We are currently evaluating the impact of the adoption of SFAS No. 157 on our consolidated financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits entities to choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 is effective for years beginning after November 15, 2007. We have not determined whether we will adopt the fair value option permitted by SFAS No. 159.

Quantitative and Qualitative Disclosures about Market Risk

As of the date of this prospectus, we are not subject to any market risks. Dependent upon the terms of any future aircraft financing, we could be subject to interest rate risk in the future. Once we commence operations, we will be subject to some market risk with respect to the price of airplane fuel; however, the cost of fuel would need to experience extreme volatility before it would have a material impact on our cost structure.

BUSINESS

Overview

Pogo Jet, Inc. intends to be a leading provider of private on-demand jet charter service, initially in the Northeast, Mid-Atlantic, Ohio Valley and Carolinas. This target service area includes major metropolitan markets, such as New York City, Philadelphia, Washington, DC, Boston, Cleveland, Cincinnati, Pittsburgh, Detroit, Toronto, Montreal and Charlotte, as well as the regions surrounding these markets. We intend to use our extensive airline management experience to offer a service that combines many operational practices of scheduled airlines with the convenience of personalized, on-demand jet charter operations. Our experienced executive team is led by Robert Crandall, who served as the President, Chief Executive Officer and Chairman of AMR Corporation, the parent company of American Airlines, from 1985 to 1998.

We believe that the advantages of our planned service will draw customers who currently use private aviation and commercial airlines, as well as affluent travelers who do not currently use private aviation.

For existing users of private aviation, these advantages include:

•	Lower prices than existing private aviation services; and

•	Greater consistency than existing private aviation services.

For commercial airline customers, our service will offer advantages, including:

•	Nonstop, point to point service;

•	Service to and from hundreds of local general aviation airports;

•	Substantially shorter airport check in time;

•	No security delays; and

•	Reduced door to door travel time.

We plan to use a fleet of newly manufactured Eclipse 500 aircraft for our initial operations. The Eclipse 500 is the first aircraft that has been certified by the Federal Aviation Administration, or FAA, within a new generation of private jet aircraft known as very light jets, or VLJs. Enabled by technological advances, VLJs are a smaller, lighter class of jet aircraft which are less expensive to purchase and operate than currently existing private jet aircraft. We plan to implement a business model that is designed to lower costs by maximizing aircraft utilization, minimizing required investment in facilities, and centralizing our maintenance and headquarters operations for maximum efficiency.

In preparation for the commencement of operations, we have achieved a number of important milestones. We have developed our operating plan, assembled a management team with extensive experience in the air transportation industry, and negotiated the principal terms of our initial delivery of VLJs with Eclipse Aviation. We also established a base for our operations at Westover Metropolitan Airport, or Westover, in Chicopee, Massachusetts, where we will house our administrative, operating and support systems. This location provides us with convenient access to our target service market and access to skilled aviation personnel, due to Westover’s dual use as an Air Force base. Following completion of this offering, we plan to acquire aircraft and complete operational preparations, including obtaining U.S. Department of Transportation, or DOT, and FAA approvals.

We currently plan to inaugurate service in the second quarter of 2009, operate 15 VLJs by the end of 2009 and operate up to 115 VLJs by the second quarter of 2012. If we obtain aircraft debt financing on the terms we anticipate, we believe the working capital available to us from this offering should be sufficient to meet our cash requirements for approximately 35 months following the offering, although there can be no assurances in this regard. See “Risk Factors—We may be unable to secure aircraft acquisition financing on acceptable terms.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources; Liquidity.” While we have not signed any agreement to purchase VLJs, we believe that an arrangement with Eclipse Aviation will be reached that will enable us to acquire 50 VLJs under firm orders involving delivery of 15, 32 and three aircraft in 2009, 2010 and 2011, respectively, and up to an additional 65 aircraft under purchase options with the purchase price of each aircraft to be based on a published price, subject to consumer price index escalation adjustments. See “Risk Factors—We have not yet finalized aircraft purchase and support service agreements with the manufacturer of the VLJs we intend to use or with the VLJ’s engine manufacturer, and the failure to enter into final agreements will cause significant disruptions in our ability to commence service.”

We expect to operate primarily from the many general aviation airports that are located in communities across our target service area. The FAA defines a general aviation airport as an airport that has no scheduled commercial air service and fewer than 2,500 passenger boardings per year. The VLJs we intend to use for our service can operate from many of these general aviation airports, which are often closer to where passengers live and work than the airports typically utilized by scheduled commercial airlines. There are approximately 400 general aviation airports to which we can operate located within our target service area.

We have not previously provided any aviation services or generated any operating revenues, and we have incurred net losses in each year since our inception. As of September 30, 2007, we had an accumulated deficit of $6.68 million. We will measure our degree of success in our initial target service area and evaluate future expansion opportunities in other regions of the United States.

Market Opportunity

We believe that demand for private aviation services and the limitations associated with both private aviation and scheduled airline service alternatives that are currently available in our target service area create a market opportunity for our private on-demand jet charter service.

Growth in the Private Aviation Market. According to publicly available data from the General Aviation Manufacturers’ Association, the number of active twin-engine private jet aircraft in use grew from 6,215 aircraft in 2000 to 9,097 in 2005. Of these totals, 638 were available for charter in 2000 and 1,939 were available for charter in 2005, an increase of 204%. During this five-year period, annual on-demand charter hours flown by private jet aircraft increased 190%, from 306,000 hours to 890,000 hours. Private aviation services include travel by owners of their own aircraft, owners of fractional interests in aircraft, jet card program customers (who typically pre-pay for a fixed amount of charter travel), and traditional jet charter customers (who typically secure private jet transport on the basis of an individual trip or itinerary). We believe that this growth in the private aviation market demonstrates that private air travel is an increasingly attractive option to consumers and that we can capitalize on this growth by providing a private aviation service with advantages over current air travel alternatives.

Limitations in Existing Private Aviation Services. We believe that there is an opportunity for accelerated future growth in private aviation services if an effective alternative is provided to many travelers who are currently dissatisfied with the high cost, administrative complexities and inconsistent performance of many existing private aviation services. We believe that the high cost of current private aviation alternatives is attributable to a number of factors, including the provision of service by operators who lack scale or consistency in their operations, who utilize aircraft that are more costly to purchase new and more costly to operate than the VLJs we intend to use and who frequently charge consumers additional or hidden charges, such as the cost of transporting empty aircraft to the customer’s points of origin and departure, known as positioning fees, surcharges and other forms of add-on costs. Consumers of current private aviation services also frequently face unnecessary travel complications that are attributable to the ad hoc scheduling practices employed by many existing jet charter operators, and can lead to an inability to book a desired flight itinerary or significant delays in assembling a less attractive alternative itinerary. In addition, many existing jet charter operators offer inconsistent service because they frequently do not own the aircraft they use or employ the personnel that are engaged to operate their charter aircraft.

Scheduled Airline Travel Inconveniences. We believe that the private aviation market will also continue to grow from anticipated customer migration to this market due to increasing consumer dissatisfaction with time-consuming check-in and security requirements, low levels of customer service and travel delays associated with much of the scheduled commercial airline market. The DOT’s Bureau of Transportation Statistics reported that in 2006 and in the first six months of 2007, major U.S. commercial airlines were delayed at least 25% of the time. While approximately 40% of these delays were weather-related, airport congestion, including terminal bottlenecks, and crowded taxiways and runway access, are causing delays and inconveniences that would be significantly reduced through our planned service. An additional limitation of scheduled commercial air travel is inconvenient routing, especially for regional travel, which can often involve time-consuming connecting flights. Point-to-point travel within our target service area is not widely available for users of scheduled airline services. Less than one-third of all routes involving service between the 76 commercial airports within our target service area had non-stop service, according to the Official Airline Guide. Accordingly, air travelers whose final destination is not within the immediate proximity of a major airport hub frequently face lengthy layover delays, overnight stays and connections through crowded airport hubs.

Opportunities with Scheduled Airline Travelers in our Target Market. In 2006, approximately 24.7 million airline passengers used scheduled flights between the 76 commercial airports in our target service market, of which about 2.6 million paid an unrestricted coach or business fare, according to data published by the DOT and the Official Airline Guide. These travelers represent a significant potential target market for our service.

Attracting Other Consumers to the Private Aviation Experience. We expect to generate additional demand from potential customers who currently use surface transportation and consumers who choose not to pursue business or leisure travel, due to the high costs of existing private aviation services or the inconvenience of existing scheduled airline travel options.

When these existing travel inconveniences are considered in total, we believe consumers will seek in increasing numbers an effective, time-efficient alternative to existing forms of transportation.

Our Strategy

We plan to implement our strategy by focusing on the following:

Consumer Value Proposition. We believe that our service will:

•	provide consumers with a lower-cost, easier-to-book, and more consistent jet charter service experience, when compared to existing private aviation service alternatives;

•	offer greater convenience than scheduled commercial airlines;

•	minimize many common forms of pre- and post-flight delays for travelers; and

•	reduce door-to-door travel time for many travelers.

We believe that convenience in air travel will be enhanced by allowing consumers to travel through hundreds of general aviation airports in our target service area, which often are within a short drive of a customer’s point of departure or ultimate destination. Based on combined FAA and 2004 U.S. Census data, approximately 90% of the U.S. population lives within 25 miles of an airport similar to those we plan to use for our operations. In contrast, less than 66% of the U.S. population resides within 25 miles of airports offering scheduled airline service.

Improving the Current Private Aviation Experience. We believe that our service will be attractive to existing private aviation service consumers, as well as many scheduled airline service consumers, due to the following improvements over existing private aviation service offerings that we plan to deploy:

Highly Personalized, Consistent Service. Each of our jets will be able to carry up to three passengers and will be flown by two pilots, who will be capable of providing direct, professional and personalized service to our customers. We will be able to give our customers an enhanced private travel experience by deploying a fleet of new VLJs, which will provide a consistent look, feel and flying experience. Additionally, customers will book our service on a per-aircraft basis, not on a per-seat basis, and control with whom and when they travel.

Ease of Scheduling. Consumers currently face scheduling inconveniences and logistical challenges from many existing private aviation service providers who need to procure third-party aircraft, schedule contract flight crews, and/or fill the remaining seats on the aircraft after an order is placed and prior to confirmation, which can create lengthy delays and scheduling uncertainties for the consumer. In contrast, when a trip is booked by one of our customers, our service will be confirmed immediately.

Lower, Transparent All-Inclusive Pricing. Unlike many existing private aviation services, we plan to offer an all-inclusive pricing structure that is straightforward and simple to understand. This contrasts with the multiple add-on costs that are charged by many other private air charter services. Our customers will not be charged for additional fees, such as positioning fees, landing fees, ramp fees, fuel surcharges and overnight charges for the crew, over and above the quoted trip price. We believe that we will be able to offer travelers greater convenience and lower prices due to our planned low-cost structure, relative to existing private aviation services.

Management of Low-Cost Structure. We believe that our new service is enabled by a combination of factors and that we will be able to efficiently manage our cost structure by:

•	establishing and maintaining low operating costs from the new class of VLJs, which are cheaper to purchase and operate compared to other private jet aircraft;

•	deriving efficiencies through our anticipated economies of scale and high utilization of a large fleet of aircraft; and

•	utilizing a highly experienced leadership team.

Low-Cost Aircraft. We plan to maintain a low-cost infrastructure by using a fleet of VLJs, which weigh less than 10,000 pounds and are equipped with the latest generation engines and aviation systems. As a result, these VLJs are more fuel efficient than other existing private jet aircraft. Additionally, their integrated aviation systems reduce the complexity of the aircraft design. When maintenance is required, these simpler systems can be maintained more cost effectively than those of previous generation systems. We believe that the purchase price and operational efficiencies of the Eclipse 500 will provide us with an advantageous cost structure and enable us to operate our service at lower prices relative to existing private aviation services in our target service market. The current published list price of an Eclipse 500 VLJ is approximately $1.0 million less than the current published list price of the other currently available VLJ. In addition, we believe that the Eclipse 500 will have lower operating costs due to its lighter weight and efficient design.

Scale, Utilization and Centralized Operation Advantages. We believe that we can use a large fleet of aircraft from our centrally located base of operations to deliver faster, more consistent service to customers. We plan on operating a single aircraft type, allowing us to train our crews and maintain the aircraft more efficiently.

We plan to locate all customer service, administrative, operating, support and maintenance functions in leased space at Westover Metropolitan Airport in Chicopee, Massachusetts. We believe that this facility will produce operating efficiencies by centralizing maintenance, parts inventories, training and administrative support. We believe that our maintenance program will enable us to maintain high aircraft utilization levels, serve more customers per aircraft, optimize revenue per aircraft, and spread fixed costs over a greater number of revenue flights. We do not currently expect to own or lease facilities at other locations; rather, we will use existing third-party facilities on an as-needed basis. We believe that this will serve to reduce up-front investment requirements, lower fixed costs, and increase operational flexibility. We plan to do most maintenance at facilities at Westover. Aircraft reliability will be key to our ability to serve our customers and control costs, so our maintenance program will adopt best-practice standards similar to those employed by the scheduled airlines and will be designed to minimize maintenance down-time. We plan to have most aircraft return to Westover each day, typically nightly, which gives our technicians almost daily access to each aircraft and permits us to schedule and manage maintenance activities more efficiently.

Experienced Leadership Team. Our operating plan combines, and is designed to draw on the strengths from, aspects of both scheduled airline and private aviation services. We have assembled a management team with extensive experience in the air transportation industry, including complementary competencies in both scheduled airline and private aviation services. We believe that our management team’s experience in driving operational discipline for large, complex operations will contribute to our ability to successfully implement our low-cost strategy. Our Chairman and Chief Executive Officer, Robert Crandall, formerly served as Chairman, Chief Executive Officer and President of AMR Corporation, the parent company of American Airlines. Our Executive Vice President, Operations, Michael Stuart, formerly served as Senior Vice President of Flight Operations at Comair, Inc., a large regional airline. Our Senior Vice President of Customer Service and Pricing, Michael Baur, formerly served as Vice President of NetJets, the country’s largest fractional jet service provider. Other members of our senior management team combined have over 55 years of investment banking and consulting experience focused in the aviation, aerospace and transportation industries.

Characteristics of Our Planned Service

Personalized Professional Service

The quality of our personnel, particularly our pilots, will be a key focus for us as we seek to deliver a personalized and professional service to our customers. Our aircraft will always be flown by two pilots when transporting customers. Our pilots will be full-time employees and will be trained to standards equivalent to those used by the major airlines. They will also receive extensive customer service training.

Enhanced Customer Convenience

Because commercial airline schedules are designed to maximize the utilization of large, expensive aircraft, they do not often match travelers’ desired travel times. This requires passengers to adjust their schedules to choose from the schedule alternatives offered by the airlines, which often require time-consuming and inconvenient connections. Furthermore, airports served by airlines are often inconveniently located in relation to the traveler’s origination and final destination. We will offer direct point-to-point, on-demand service to and from hundreds of local general aviation community airports.

Our passengers will enjoy a time-efficient airport experience, since security measures imposed by TSA regulations currently applicable to our operations are typically much less intrusive and time-consuming than those for scheduled airlines. Customers who book our service specifically determine with whom and when they travel, which we believe will contribute to an enhanced user experience as a result of greater customer control over trip itinerary and personal security characteristics. Customers will enjoy the privacy of their own plane for personal productivity, meetings or relaxing en route to their destination and will enjoy a simple, direct baggage experience, without the problems associated with lost or damaged luggage in other commercial travel.

By operating our own fleet of aircraft with our own employees, we believe we can offer greater flight consistency and enable customers to easily and efficiently book our service. Consumers of current private aviation services frequently face unnecessary complexity in making travel arrangements, because, among other reasons, many charter operators do not have full control over the aircraft they use (many aircraft are owned by individuals who make the aircraft available on an ad hoc basis to charter providers) and many charter operators do not directly employ their pilots.

We expect most of our customers will want to book Pogo trips online and to a lesser extent by telephone. As such, we will utilize the appropriate technologies to provide an effective online customer service experience. Once booked, the customer will be emailed a flight confirmation as well as a brief data sheet with directions for the origin and destination airports, a description of the airport facilities, and available services in the area such as food, rental cars, or lodging. The customer will also find the same information on our website, including links to hotel and ground transportation reservation websites and other websites of interest to help them complete their itinerary planning.

Eclipse 500 Features

The Eclipse 500 is a fully pressurized twin-engine jet aircraft, which, according to the manufacturer, can travel at speeds of up to 370 knots (420 miles per hour) and altitudes of up to 41,000 feet. It has twin-engine redundancy and is equipped with the latest generation avionics, which consist of aircraft management, navigation and communication equipment. Pratt & Whitney Canada manufactures the engine for this aircraft.

The Eclipse 500 offers separate temperature control zones for the pilots and the passengers for better individual comfort. The interior design of the passenger cabin is similar to current business jets with leather seating, state of the art electronic displays and a quiet cabin. The standard configuration is two pilot and three passenger seats. This aircraft does not feature an enclosed lavatory. Legroom when used by either one or two passengers exceeds 40 inches, which is better than the typical first-class seat pitch on scheduled airlines. If all three passenger seats are occupied, seat pitch is at least 32 inches for every passenger, which is larger than that of a typical airline coach seat. While the width of passenger seat is comparable to the typical airline coach seat, the shoulder room is equal to or greater than a first-class seat. The quiet characteristics of the Eclipse 500 cabin will permit passengers to have productive conversations. AC power available in the cabin permits the use of laptops within minutes of takeoff. We expect our typical passenger load to be one or two passengers and the average passenger-occupied flight to be approximately one hour.

Operations Plan

Aircraft Strategy. We will initially use the Eclipse 500. Launching with a single aircraft type will allow us to optimize our network efficiency (which is the percentage of total flight hours which generate revenue), simplify training requirements and gain scale efficiencies in parts and tooling. While its passenger carrying capacity is less than some other proposed VLJs, the compact size and the low purchase and operating costs of the Eclipse 500 aircraft are keys to our low-cost operating strategy.

System Operations. We will establish a system operations center which will be the focal point for all flight activity. Our personnel will direct and coordinate all responses to customer service needs and will control maintenance, flight planning and pilot scheduling from this location. Flight planners will monitor current and forecast flight conditions and generate flight packages to assist the crew. This operation is similar to procedures used by major scheduled airlines and large fractional jet service providers and enhances the safety of the operation by providing qualified people to assist flight crews with important decisions. It also increases utilization of pilots and aircraft because the systems operations center can perform many routine preflight functions for the flight crews and minimize the time between flights.

For each flight, a cross-functional team comprised of a customer service representative, an aircraft maintenance representative, a flight planner, a scheduler and the aircraft’s Captain will assume responsibility for all details necessary for a successful flight. They will monitor the status of the designated aircraft and pilots, adjust for any changing variables, and communicate appropriately with the customer. This team will also coordinate any requirements, such as fuel, at the airports.

Aircraft Utilization Strategy. We anticipate annualized flying rates in excess of 2,000 flight hours per aircraft by the end of our third year of operations. For comparison purposes, we believe a typical corporate light jet flies 350 to 400 flight hours per year, a typical light jet in a fractional ownership program flies 1,100 to 1,200 flight hours per year, and the typical regional jet in scheduled airline service flies 3,000 or more flight hours per year.

In order to achieve our planned utilization rates, we intend to implement a high quality maintenance program utilizing industry best practices in coordination with Eclipse Aviation. In addition, we expect to reserve a portion of our fleet as spare aircraft to react to unplanned maintenance events.

Personnel. The air transportation business is heavily dependent on employee performance. While we currently employ five employees who are implementing our strategic plan, we will increase employee headcount as we implement our operating plan, including personnel in customer service, human resources, finance and marketing. The largest group of employees that we will hire will be pilots and maintenance technicians. We will use an integrated set of organizational, recruiting, training, performance measurement and compensation programs that are designed to align employee satisfaction and corporate objectives.

We will use two pilots on every revenue flight, and all pilots, whether captains or first officers, will be trained to the level of proficiency required for a pilot-in-command. All pilots-in-command will possess an Airline Transport Pilot certificate and be type-rated for the Eclipse 500. All of our pilots will be full-time employees and will receive extensive initial training and recurring training on the Eclipse 500 as well as training in service delivery, CPR, first aid and safety. We will use a single aircraft type and, thus, flight training and procedures will be standardized. While the initial groups of pilots will receive training at the VLJ manufacturer, on-site training facilities at our headquarters will be established as soon as practicable.

We will also hire employees to serve as maintenance technicians to maintain our fleet of Eclipse 500 aircraft. All technicians will receive aircraft-specific training focused on the Eclipse 500 as well as recurrent training in maintenance, safety and first aid.

Facilities and Maintenance. We have selected as our main operating base Westover Metropolitan Airport, a joint military and civilian field located near Chicopee, Massachusetts. This location was chosen because it offers convenient access to the target market region we intend to serve, low-cost office, hangar and aircraft parking facilities to support the operations of a large fleet and multiple runways to reduce the risk of an airport shutdown. The area also features a reasonable cost of living, a ready pool of highly trained Air Force Reserve pilots and maintenance technicians currently based at Westover and an educated workforce.

Our goal is to perform most maintenance functions overnight at Westover, thereby optimizing aircraft availability during peak travel hours. The compact size of the Eclipse 500 aircraft will not require significant investment in ground equipment. The aircraft are light enough that they can be moved short distances by hand.

Our single location facility will house all of our operating support systems including operations control, administrative functions, and aircraft hangars. Our operation also will be different from that of scheduled airline carriers in that we will require less airport infrastructure to conduct our operations. We do not plan to establish, at least initially, our own dedicated ground facilities at any location other than our main operational base at Westover. Instead, we will use facilities at existing general aviation facilities at the airports that our customers select for their flights. The airports that the scheduled airline carriers serve require an investment in ticket counters, gates, baggage areas, aircraft parking facilities, support equipment, and personnel, which we generally will not need. For operational reasons, and to satisfy customer demand patterns, we may in the future consider opening small maintenance bases away from Westover. However, we expect that most personnel will continue to be based out of Westover.

Regulatory Considerations. We plan to be a common carrier and will require DOT authority under Part 298 of the DOT’s Regulations and FAA certification and issuance of an operating certificate under Part 135 of the Federal Aviation Regulations. We currently expect to receive DOT approval and FAA certification during the first quarter of 2009, prior to our plan to commence operations in the second quarter of 2009. Certification by the FAA is a complex and time-consuming process that requires FAA approval of our procedures and policies governing flight operations, aircraft maintenance, pilot and maintenance personnel, training and records systems. We intend to establish this program in a manner consistent with the best practices of the scheduled carriers. Such practices are not typical in private aviation, but are an important component of our business plan.

Flight Crews and Training

Although the Eclipse 500 aircraft is certified for use by a single pilot, we will use two qualified pilots on all revenue flights. We may choose to fly some non-revenue maintenance or positioning flights using a single pilot. All pilots-in-command will have an Airline Transport Pilot rating and be type-rated for the Eclipse 500. All second-in-command pilots will have at least a commercial, instrument, multi-engine rating.

Flight training initially will be conducted by Eclipse Aviation, but we intend to move all training in-house as soon as practicable. We will make use of PC-based training technology. We intend to procure or lease, in the future, a flight training device or full motion simulator to support our training program.

All of our pilots will be full-time, salaried employees and will be required to live in the area of our main operating base. Since they will be able to return home from their flight duty almost every night, they should enjoy a significant improvement in lifestyle from current practices in the industry in which most pilots stay overnight away from home.

Competition

The overall market for air transportation services is highly competitive. The following describes the principal competitive factors that will affect us.

Competitors Offering VLJ-based Private Aviation Services. We may face competition from other on-demand charter companies offering VLJ aircraft. Two firms which are currently operating with VLJ aircraft are DayJet Corporation, which currently operates within Florida, and AirDialog LLC d/b/a LinearAir, which is based in Boston, Massachusetts.

DayJet’s primary service is distinct from our service in that it intends to market individual seats on its Eclipse 500 fleet, as opposed to marketing the entire aircraft, as we intend to do. In contrast to our target service area, DayJet plans to focus its business on service among five airports in Florida. DayJet has recently begun its Florida service. It has not indicated plans to operate service in our target market area.

As of the date of this prospectus, LinearAir uses six Cessna Caravan propeller aircraft and has announced that it has ordered 30 Eclipse 500 aircraft for anticipated future operations. LinearAir’s on-demand charter pricing model for both aircraft types resembles current private on-demand charter services in that customers pay for all flight time required for their itinerary, including all time required to fly the aircraft to and from the customer’s origin and destination. While we do not yet know LinearAir’s Eclipse 500 location strategy, it has deployed its six Caravans at airports in Massachusetts, New York and Virginia and deploys one or two aircraft to the Bahamas during the winter. It has also announced that it plans to place some aircraft in California.

Charter. Owners of private jet aircraft face high overhead and operating costs for their aircraft. As a result, many allow their aircraft to be chartered through charter companies at below-full cost prices in order to defray these high overhead costs. Because these privately owned jet aircraft are offered through charter companies at below-full cost prices, charter companies are potential competitors. However, the FAA recently issued regulatory guidelines that make it more difficult for charter operators to use privately owned jet aircraft, which have significantly reduced the rate of growth of aircraft available for such charter. We intend to differentiate our service from charter companies through our large fleet, pricing transparency and service consistency.

Fractional. Companies like NetJets, Flexjet, Flight Options and Citation Shares purchase fleets of private jet aircraft, resell them in shares as small as 1/16 of an aircraft and manage the shares on behalf of the shareowners. In addition to the purchase price, shareowners pay a monthly management fee to the company for management services and an occupied hourly operating fee to cover the operating cost of the aircraft when they fly. In exchange, shareowners receive the right to fly a certain amount of time per year dependent upon the share size that they purchased with guaranteed availability. Fractional management firms incur substantial costs, because they must either own a number of spare aircraft or rely on the on-demand charter market to ensure adequate capacity.

Fractional management firms could offer a VLJ fractional program or a program similar to ours. However, we believe that the trend at all the major fractional firms has been to move towards more expensive aircraft. The trend at each of the smaller fractional firms has been to focus on offering shares in single aircraft-type fleets, which offers different capabilities at higher costs and higher prices to consumers than the Eclipse 500.

Jet Card Providers. The major jet card providers are either owned or aligned with the fractional providers or are brokers aggregating demand for charter operators. These companies require their customers to make a large pre-payment, typically no less than $50,000 to $100,000 to participate in their respective jet card programs. In return, the cardholder is offered guaranteed charter rates for different aircraft classes. The jet card company deducts the appropriate amount from the pre-paid account for each trip taken by the cardholder based on the aircraft class used and length of the trip. Given the focus by the fractional management firms on offering larger, more expensive aircraft and the charter brokers’ lack of consistency in offering aircraft to consumers, we believe that our intended combination of lower pricing and greater service consistency will allow us to compete effectively with jet card providers.

Scheduled Airlines. Scheduled airlines serve the metropolitan areas in our target market area. However, we believe that our service is sufficiently differentiated from scheduled airline services. We believe that many of our potential customers will consider our service over scheduled airline service because we can offer more direct point-to-point travel, reduced door-to-door travel time, enhanced flexibility in setting travel itineraries and greater privacy, service and overall convenience.

Properties

Our headquarters is located at Westover Metropolitan Airport in Chicopee, Massachusetts. We lease on a month-to-month basis approximately 875 square feet for our headquarters. Subsequent to this offering, we intend to enter into a long-term lease for a 30,000 square foot hangar, which will house aircraft and office facilities at an initial cost of approximately $10 per square foot. We believe that our present facilities, together with our current options, are adequate for our current needs.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret, and fair business practice laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, intellectual property rights and our brand.

We have filed applications for the following trademarks with the U.S. Patent and Trademark Office:

Intellectual Property	Registration Type	Place of Registration	Registration Expiration Date

And You’re There	Service Mark	U.S. Patent & Trademark Office	Pending

FlyPOGO	Service Mark	U.S. Patent & Trademark Office	Pending

Pogo	Service Mark	U.S. Patent & Trademark Office	Pending

Pogo Jet	Service Mark	U.S. Patent & Trademark Office	Pending

Government Regulation

All interstate air carriers are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to the economic and consumer protection aspects of air transportation service. The FAA’s regulatory authority relates primarily to air safety and operations, including aircraft certification and operations, crew licensing and training and maintenance standards. The FAA requires the following: operating, airworthiness and other certificates; approval of personnel who may engage in flight, maintenance or operations activities; record keeping procedures in accordance with FAA requirements; and approval of maintenance, operations, dispatch and flight training programs.

U.S. Department of Transportation. Prior to commencement of operations, it will be necessary for us to obtain authority from the DOT either in the form of a Certificate of Public Convenience and Necessity or to register with the DOT as an air taxi pursuant to a blanket exemption from the requirement to obtain a certificate granted to air taxis under 14 C.F.R. Part 298 of the DOT’s regulations. Each United States carrier must be a citizen of the United States, which requires that its President and at least two-thirds of its board of directors and other managing officers must be comprised of United States citizens; that not more than 25% of its voting stock may be owned by foreign nationals; and that the carrier not be otherwise subject to foreign control. We do not anticipate that we will face any risk of being found to be subject to foreign control in the foreseeable future and management intends to monitor the ownership of our common stock to guard against any inadvertent exposure to a risk of foreign control in the future.

We can operate our planned on-demand service under the DOT’s blanket Part 298 exemption. However, we may decide to obtain a DOT Certificate of Public Convenience and Necessity and if we determine to apply for a DOT certificate, it will be subject, among other things, to the procurement and maintenance of required insurance coverage and to a determination that we are “fit, willing and able” to operate our proposed service. The DOT certificate application process involves the review of each applicant’s fitness for certification in three basic areas: financial resources, managerial experience and compliance disposition. In addition, we must demonstrate to the DOT that we have qualified and experienced managerial personnel in each key area of air carrier operations and that our officers, directors and major stockholders have a satisfactory record of past compliance with applicable law.

U.S. Federal Aviation Administration. We will be required to obtain an FAA Air Carrier Operating Certificate under 14 C.F.R. Part 135 of the FAA regulations. We plan to commence the application process for our FAA certificate approximately nine months prior to commencement of service. The FAA has jurisdiction over the regulation of flight operations generally, including, but not limited to the licensing of pilots and maintenance personnel, the establishment of minimum standards for training, maintenance and technical standards for flight, communications and ground equipment, drug testing, and transportation of hazardous materials. Obtaining the FAA Part 135 certificate will require approval from the FAA of the qualifications of our flight operations personnel, and approval of operations, maintenance and training procedures and manuals. We must have and maintain FAA certificates of airworthiness for all of our aircraft. Our flight personnel, flight and emergency procedures, aircraft and maintenance facilities are subject to periodic inspections and tests by the FAA.

Miscellaneous. All air carriers are also subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission, or FCC. To the extent that we are subject to FCC requirements, we will take all necessary steps to comply with those requirements.

Our operations may become subject to additional federal regulatory requirements in the future under certain circumstances. For example, our labor relations are covered under Title II of the Railway Labor Act of 1926 and are subject to the jurisdiction of the National Mediation Board. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the U.S. Department of Energy.

Generally, governmental agencies enforce their regulations through, among other mechanisms, certifications, which are necessary for the commencement and thereafter continuation of our operations, and proceedings, which can result in civil or criminal penalties, cease-and-desist orders, denial of operating authority, or (once operational) revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. There are restrictions at certain major airports, such as Washington Reagan National, New York LaGuardia, JFK International and Chicago O’Hare, that limit the number of hourly or daily operations or the time of such operations. Other airports have adopted noise restrictions and curfews. In some instances, these restrictions have caused curtailments in services or increases in operating costs. We do not intend to serve those flight restricted airports. Imposition of such restrictions by airport operators in the future could limit our ability to commence or expand our operations at affected airports.

We are or may become subject to various federal, state, local or foreign laws relating to the protection of the environment, including but not limited to discharge or disposal of materials and chemicals and the regulation of airport noise, transportation of hazardous materials, which laws are administered by various states and federal agencies. We may from time to time become involved in environmental matters, including the investigation and/or remediation of environmental conditions at properties used by us. However, we are not currently subject to any environmental cleanup orders imposed by regulatory authorities, and we do not have any active investigations or remediations at this time.

We believe that the current regulatory environment described above, applicable to our planned operations, should not impose an undue adverse impact upon our future capital expenditures or results of operations, beyond that which we have already factored into our business model; however, changes in regulatory requirements or inability to comply with regulatory requirements could have an adverse impact upon our prospects or future results. See “Risk Factors—We will be subject to compliance requirements and costs resulting from extensive governmental regulation of our operations.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our current directors and executive officers.

Name	Age	Position
Robert Crandall	72	Chairman, Chief Executive Officer
Michael Stuart	56	Executive Vice President, Operations
Cameron Burr	45	Executive Vice President, Corporate Development
David Leblanc	39	Chief Financial Officer and Treasurer
Travis Allen	44	Senior Vice President of Planning and Administration, Corporate Secretary
Michael Baur	42	Senior Vice President of Customer Service and Pricing
Julian Robertson	75	Director
David Hurley	67	Director
Gladstone N. Jones III	43	Director
Michael Moriarty	48	Director
Carol Hallett	70	Director
Theodore L. Weise	63	Director

Robert Crandall has served as our Chairman since March 2004 and as our Chief Executive Officer since July 2005. He currently serves on the Board of Directors of AirCell Inc., Anixter International Inc., Celestica Inc., and the Halliburton Company. He also is a member of the FAA’s Management Advisory Committee. From 1973 to 1998, Mr. Crandall was employed by American Airlines. From 1985 to 1998, he served as the President, Chief Executive Officer and Chairman of the Board of AMR Corporation, the parent company of American Airlines. Mr. Crandall is a graduate of the University of Rhode Island and earned an M.B.A. from the Wharton School of the University of Pennsylvania.

Michael Stuart has served as our Executive Vice President, Operations since April 2007. Prior to joining us, from July 1980 to April 2007, Mr. Stuart was employed by Comair Inc., a large regional airline, holding the positions of line pilot, Director of Operations, and Senior Vice President of Flight Operations. From March 1986 to February 2005, he served as Senior Vice President of Aircraft Operations at Comair. From February 2005 until April 2007, Mr. Stuart served as a Captain on the CRJ-700 Regional Jet at Comair and as a consultant. Mr. Stuart has an Airline Transport Pilot certificate with more than 7,000 flight hours and has been qualified as a Captain on numerous aircraft operated by Comair. He began his flying career in the U.S. Air Force flying the B-52. Mr. Stuart earned a B.S. from the University of Tulsa.

Cameron Burr has served as our Executive Vice President, Corporate Development since February 2007. Before that he served as our President from July 2005 to January 2007; as our Executive Vice President from March 2005 to May 2005; and as our President from March 2004 to February 2005. Before joining us and from May 2005 to July 2005, Mr. Burr was managing partner of The Burr Group, a Connecticut-based investment bank and private equity concern focused on the global transportation industry that he co-founded in 1992. Mr. Burr earned a B.S. in Economics from the University of Texas at Austin.

David Leblanc has served as our Chief Financial Officer since July 2005 and from March 2004 to May 2005. From April 1998 to February 2004 and from May 2005 to July 2005, he was a Managing Partner of The Burr Group. Before joining The Burr Group, Mr. Leblanc worked with First Equity

Development, Inc., an aviation investment banking concern in Westport, Connecticut. While at First Equity, he was the lead advisor for the sale of Atlantic Aviation to Legg Mason Merchant Banking Group. Mr. Leblanc earned a B.S. in Management Systems from Arizona State University and an M.B.A. in both Finance and Strategy from the Yale School of Management. He also completed the advanced program in International Business with a Finance concentration from Arizona State University.

Travis Allen has served as our Senior Vice President of Planning and Administration since February 2007, the Vice President, Operations from July 2005 to January 2007, and before that as the Director, Program Management. Prior to joining us in April 2004, Mr. Allen served as a Senior Manager at The North Highland Company, a consulting firm, from February 2004 to March 2004; and an independent consultant from October 2003 to January 2004. From August 1995 to September 2003, he was a Senior Manager at Deloitte Consulting. At Deloitte, he focused on transformation and technology implementation projects across aerospace, consumer goods, retail, telecom, and public sector clients. Mr. Allen began his career as a commissioned officer in the U.S. Navy, where he served for eight years as a carrier aviator and adversary flight instructor. During these tours, Mr. Allen also filled squadron-level leadership roles in Operations, Safety, Maintenance, and Administration. He is a commercial pilot with single and multi-engine ratings. Mr. Allen earned a B.S.M.E. from the University of Texas at Austin and an M.B.A. from the University of North Carolina at Chapel Hill.

Michael Baur has served as our Senior Vice President of Customer Service and Pricing since February 2007, and before that, as Vice President, Planning. Prior to joining us in April of 2004, he spent 14 years at NetJets, Inc., the world’s largest and longest-running jet fractional ownership company. Mr. Baur spent his professional career at NetJets in various roles of increasing responsibility, culminating in the Office of the Chairman as Vice President, Special Projects. Mr. Baur earned a B.S. in Aviation from the Ohio State University College of Engineering and an M.B.A. from the Ohio State University College of Business.

Julian Robertson, who joined our board in 2005, is Chairman and Chief Executive Officer of Tiger Management, LLC, a New York-based investment firm he founded in 1980. In 1996, Mr. Robertson and his wife, Josie, founded the Robertson Foundation to focus on large-scale, domestic, high impact grants in education, environment, religion, and medical research. Among the Foundation’s major initiatives are active support of New York City’s public education reform, a merit-based scholarship program at Duke University and University of North Carolina at Chapel Hill, and market-based solutions to combat global warming. Mr. Robertson is a member of the Board of Trustees of the Rockefeller University; Environmental Defense; Wildlife Conservation Society; and the Cathedral Church of St. John the Divine. He is also Vice Chairman and former President of the Board of Trustees of the Cancer Research Institute; and a member of the Executive Committee of Lincoln Center for the Performing Arts and of the National Board of Advisors of the Children’s Scholarship Fund. Mr. Robertson earned a B.S. from the University of North Carolina at Chapel Hill.

David Hurley, who joined our board in 2002, has over 40 years experience in aerospace and telecommunications operations, marketing and sales. He holds an Airline Transport Pilot rating and spent three years in the Special Services Branch of the U.S. Army before serving as Regional Vice President for Cessna Aircraft and then Executive Vice President, Domestic and International Sales for Canadair Challenger. Mr. Hurley founded Flight Services Group in 1984, which he sold to PrivatAir in December 2000. He was CEO of PrivatAir from December 2000 to February 2003, and subsequently has served as Vice Chairman. Mr. Hurley serves on the Boards of Genesee & Wyoming Inc., Hexcel, Inc., Ionatron Inc., ExelTech Aerospace, Inc., Corporate Angel Network “CAN,” and CAMP Systems. He is Chairman of the Board of The Smithsonian Institution’s National Air and Space Museum.

Gladstone N. Jones III, who joined our board in 2006, is a founder of and has been a partner at Jones, Swanson, Huddell & Garrison, L.L.C. since 2007. Before that he was the founder of and was a partner at Jones, Verras & Freiberg, LLC since 1994. In 1999, Mr. Jones founded and became Chairman of North South Trading Partners, a holding company with investments in oil and gas, real estate and a variety of other interests. North South Trading Partners serves as a consultant for Gilder for Growth, a family holding company founded by Richard Gilder of the investment firm Gilder, Gagnon and Howe. Mr. Jones is a graduate of Mississippi State University and Tulane University Law School.

Michael Moriarty, who joined our board in 2007, is the founder and Chief Executive Officer of Teewinot Funds, L.L.C., a global investment fund started in 2003. In 1991, Mr. Moriarty founded MJM Partners, L.P. a private investment partnership. He continues to manage the investment activities of MJM Partners, L.P. as its General Partner. He also currently serves on the Board of Directors of Amba Investment Services Limited, a specialized provider of investment research and analysis support services. Mr. Moriarty earned a B.A. from the College of the Holy Cross.

Carol B. Hallett, who joined our board in 2007, has served as the Counselor to the U.S. Chamber of Commerce since May 2003. From August 1995 through April 2003, Mrs. Hallett served as President and Chief Executive Officer of the Air Transport Association of America, Inc., where she took the lead in the redesign of airline security policies and practices following the events of September 11, 2001. Mrs. Hallett also serves on the board of Atlas Air Worldwide Holdings, Inc., Mutual of Omaha Insurance Company, Rolls Royce-North America and Wackenhut Services, Inc.

Theodore L. Weise, who joined our board in 2007, was employed by Federal Express Corp. from 1972 until the time of his retirement in 2002. His career with Federal Express Corp. culminated with his tenure as President and Chief Executive Officer from 1998 through 2000. Mr. Weise earned a B.S. in Electrical Engineering from the University of Missouri-Rolla and an M.B.A from the University of West Florida.

Membership of the Board of Directors

Our board of directors currently consists of seven directors. Upon the completion of the offering, the directors will be divided into three classes and serve staggered three-year terms. Our Class I directors will consist of Messrs. Crandall and Hurley, our Class II directors will consist of Mrs. Hallett and Mr. Weise, and our Class III directors will consist of Messrs. Robertson, Jones and Moriarty. The terms of our Class I, II and III directors will expire at our annual meeting of stockholders in 2008, 2009 and 2010, respectively. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

Our board of directors has determined that each of Messrs. Hurley, Jones, Moriarty and Weise and Mrs. Hallett meets the definition of “independent director” under the applicable requirements of the NASDAQ Marketplace Rules.

Director Compensation

To date, we have not paid any compensation, cash or equity, to our non-employee directors. In addition, we do not pay compensation to directors who are also our employees. Thus, there was no compensation paid to directors during 2006 or 2007. All non-employee directors are entitled to reimbursement for their reasonable out-of-pocket travel expenditures in connection with attendance to board meetings and similar company business.

Upon the effectiveness of the offering, each of our non-employee directors will be eligible to receive, under our 2007 Omnibus Incentive Plan, options to purchase 25,000 shares of our common stock with a per share exercise price equal to the fair market value at the date of grant. As our sole employee director, Mr. Crandall is not eligible to receive this grant of options to our non-employee directors.

Board Committees

The board of directors has a standing audit committee, compensation committee and nominating and corporate governance committee. We believe that the composition of each of our three standing committees meets the requirements for independence under the listing standards of The NASDAQ Stock Market and the applicable SEC rules and regulations.

Audit Committee. The audit committee is responsible, among its other duties and responsibilities, for:

•	engaging, overseeing and evaluating our independent registered public accounting firm, and pre-approving all audit and non-audit services by that firm;

•	reviewing the scope of the audit plan and the results of each audit with management and our independent registered public accounting firm;

•	reviewing our internal audit function;

•	reviewing the adequacy of our system of internal accounting controls and disclosure controls and procedures;

•	reviewing the financial statements and related financial information we will include in our SEC filings; and

•	exercising oversight with respect to our code of conduct and other policies and procedures regarding adherence to legal requirements.

Rule 10A-3 requires us to have all independent audit committee members (within the meaning of Rule 10A-3) within one year of the initial listing of our securities. We intend to comply with these independence requirements within that period.

Compensation Committee. To date, all compensation decisions, including the form and amount of compensation paid to our executive officers and directors, have been determined and approved by our full board of directors. Mr. Crandall, our Chief Executive Officer, recommended to the board the base salary to be paid, and the amount of stock options to be granted, to each of our executive officers upon hire, promotion, or upon other operational events which he believe merited an increase in compensation or equity grant. Mr. Crandall based his recommendations on his judgment and experience in the transportation industry, modified for our start-up status, and participated in the board’s discussions concerning executive compensation matters, but did not vote on their final approval. We anticipate that, following the consummation of this offering, the compensation committee will determine and approve the compensation paid to our directors and executive officers. We expect the committee to hold its first organizational meeting shortly after the consummation of this offering.

The board of directors has adopted a compensation committee charter which will be posted on our website at www.flypogo.com. The primary responsibility of the compensation committee is to develop and oversee the implementation of our philosophy with respect to the compensation of our Chief Executive Officer and our other executive officers. In this regard, the compensation committee is responsible for, among other things:

•	determining and approving the terms of and amounts of all compensation paid to our Chief Executive Officer annually, and reporting the same to the full board of directors;

•	determining and approving the terms of and amounts of all compensation paid to our other executive officers annually, and reporting the same to the full board of directors;

•	administering and discharging the authority of the full board of directors with respect to our equity plans; and

•	reviewing and recommending director compensation policies to the full board of directors.

The committee’s charter provides that the committee may delegate its authority or responsibilities to subcommittees or other persons.

In early 2007, we entered into a Consulting Agreement with PeopleInk, Corporation, a consultant retained to assist us in the development of human resources guidelines and procedures, recruiting, and related strategies in the areas of organization design, compensation and benefits. While PeopleInk has provided general advice to us on compensation levels and trends, such information has not directly affected the compensation of any of our executive officers but instead has been used by us for general budgeting and planning purposes.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for recommending candidates to the board of directors for nomination by the board as directors. The committee is also responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance matters, including board size and membership qualifications, new director orientation, committee structure and membership, non-employee director compensation, succession planning for officers and key executives and communications with stockholders.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, as well as the compensation tables and accompanying narratives below, contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized below.

Elements of Our Executive Compensation Program

Overview. Prior to this offering, the compensation paid to our executive officers as of the date of this prospectus, all of whom constitute our “named executive officers” for purposes of this Compensation Discussion and Analysis and the compensation tables and accompanying narratives that follow, has been determined and approved by, and in the discretion of, our full board of directors. While the board has final approval authority over all executive compensation decisions, the board typically considers and approves the recommendations of Mr. Crandall, our Chief Executive Officer, in approving each named executive officer’s compensation annually. The board of directors has not adopted any formal compensation philosophy or objectives, but instead has sought to pay our named executive officers compensation that is:

•	straightforward and easy to understand;

•	reflective of the start-up nature of our business; and

•	easily adaptable to a broader base of employees of the company as we continue to grow and increase our number of personnel.

We currently anticipate the formulation of our compensation philosophy and objectives, and the adoption and implementation of our executive compensation programs, will be considered by the compensation committee shortly after the consummation of this offering.

Before this offering, the two elements of compensation paid to our named executive officers have been base salary and stock option grants. We do not generally offer or provide our named executive officers any pension or deferred compensation plans, or perquisites or other personal benefits. We also are not obligated to provide the named executive officers with any severance or termination payments upon termination or a change in control, other than limited acceleration of stock options upon certain terminations following a change in control.

After our initial public offering and pursuant to our 2007 Omnibus Incentive Plan (described below), we may expand our compensation program to include annual performance-based cash bonuses or other performance-based incentive programs. As stated above, it is currently anticipated that our compensation committee will review our compensation program upon completion of this offering and, as it deems necessary, compare our program to other companies to arrive at what we believe to be fair and competitive compensation for our named executive officers.

Base Salary. Base salaries are paid in order to provide the named executive officers, with the exception of Mr. Crandall, a fixed level of annual income. The base salaries paid to our named executive officers are primarily the result of the recommendations of Mr. Crandall, as approved by the board of directors. In making his recommendations for each officer’s base salary, Mr. Crandall took into account his experience and knowledge of the transportation industry, modified to reflect our start-up nature and limited operations to date.

At his election, Mr. Crandall does not receive a base salary or any other compensation (other than reimbursement for reasonable business expenses) from us.

Equity Compensation. We have historically granted stock options to our named executive officers as we believe stock options represent a simple and easy-to-understand form of equity compensation, an important factor as we begin to increase our hiring of additional employees. We further believe that stock options further our efforts to retain our named executive officers (stock options vest over a four-year period) and minimize the amount of cash outlays for compensation, an important consideration as a growth company.

To date, we have granted stock options to our named executive officers upon hire and, thereafter, upon promotion or upon certain operational achievements, as determined primarily in the discretion of Mr. Crandall. For example, the stock option awards made in 2004 to Messrs. Allen and Baur, our current Senior Vice Presidents in charge of Planning and Administration and Customer Service and Pricing, respectively, and to Mr. Stuart, our current Executive Vice President Operations, in 2007 were made in connection with each officer’s initial hire. The grants made to Messrs. Allen and Baur in 2005 were associated with their respective promotions, while the grants made to these individuals in early 2007 were made at the recommendation of Mr. Crandall and were made in recognition of these officers’ contribution to our operational achievements, including their support of our aircraft negotiations and the development of our future pricing program. We have not historically made annual grants of options to the named executive officers, and we do not currently have any plan to do so in the near future. Mr. Crandall recommends the amount of the option grant to each officer, based primarily on his experience and judgment and takes into account our start-up status. With respect to newly-hired executives, our practice is to make stock option grants at the first meeting of the board of directors following such executive’s hire date. For grants made in connection with promotions or operational achievements, the board makes the award at such time. We do not have any program, plan or practice to time stock options grants in coordination with the release of material non-public information.

Before this offering, our board of directors determined the exercise price of stock options by taking into account third-party arms-length sales of our common and preferred stock and other valuation factors. Following this offering, the exercise price of stock options will be the closing market price of our common stock, as reported on The NASDAQ Global Market, on the date of grant. Our policy is to set the grant date to coincide with the meeting date of our Board or Compensation Committee meetings.

Potential Payments Upon Termination

As discussed above, we do not have any severance or termination payment agreements with the named executive officers. Historically, any severance paid to our executive officers has been determined on a case-by-case basis by Mr. Crandall and the board of directors. However, the form of incentive stock option agreement issued pursuant to our 2004 Stock Incentive Plan includes partial acceleration of the vesting of outstanding stock options upon certain terminations following a change in control, which we refer to as a “double trigger.” The board believed a “double trigger” provision was appropriate because it protects the applicable officers, who are some of our “founding” officers, against unexpected terminations following a change in control of the company. Please see “Potential Payments Upon Termination or Change in Control” below for more information on these provisions, including a estimated quantification of these amounts.

Anticipated 2008 Compensation and Stock Option Awards for our Executives

In 2008, we adjusted the compensation of our current officers and directors to better reflect our future status as a public company and to provide incentives to our executives to stay employed by us and to successfully implement our business plan. We increased the salaries of our current executives, except Mr. Crandall, by an average of 21%. At his election, Mr. Crandall will not receive cash compensation from us, but rather will be compensated through equity awards. In order to provide Mr. Crandall with incentives to successfully execute our business plan, we believe that our use of equity awards will properly align his interest with those of the shareholders. Accordingly, upon the effectiveness of this offering, Mr. Crandall will be granted options to purchase 60,000 shares of common stock. As an incentive to our senior leadership, excluding Mr. Crandall who is addressed separately above, we will award, upon the effectiveness of the offering, options to purchase 150,000 shares of common stock at a per share exercise price equal to the initial public offering price, or approximately     % of our approved pool of          stock options, to our senior executives consisting of options for 30,000 shares to each of Messrs. Stuart, Barr, Leblanc, Allen and Bauer. We expect to award options to new senior managers in the future.

Adoption of 2007 Omnibus Incentive Plan

Our board of directors unanimously approved the Pogo Jet, Inc. 2007 Omnibus Incentive Plan on September 6, 2007, which was approved by our stockholders on September 11, 2007.

The board of directors adopted the new incentive plan because it believed that the new plan will more appropriately facilitate implementation of our future compensation programs as a public company. Our stock incentive plan in effect prior to this offering, the 2004 Stock Incentive Plan, provides for a limited range of potential awards and is not generally appropriate for a public company. Thus, the plan was approved by the board with a view to providing the newly-established compensation committee with maximum flexibility to structure an executive compensation program that provides a wider range of potential incentive awards to our named executive officers, and employees generally, on a going-forward basis.

For example, pursuant to the plan, the compensation committee has the discretion to determine the portion of each named executive officer’s total compensation that will consist of awards under the plan, the mix of short-term and long-term incentives represented by the awards, the allocation of the awards between equity and cash-based incentives, the forms of the equity awards, and the service-based requirements and/or performance goals the officer will have to satisfy to receive the awards. The compensation philosophy and objectives adopted by the committee will likely determine the structure of the awards granted by the committee pursuant to the plan.

For a more detailed discussion of the 2007 Omnibus Incentive Plan, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below.

Effect of Tax Treatment on Compensation Decisions

As a public company, Section 162(m) of the Internal Revenue Code will impose a limit on the amount of compensation that we may deduct in any one year with respect to covered employees, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. A factor considered by the board of directors in determining to adopt the 2007 Omnibus Incentive Plan was to ensure compliance of our equity program with Section 162(m). We believe that grants of equity awards under the 2007 Omnibus Incentive Plan will qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thus permitting us to receive a federal income tax deduction in connection with such awards.

Summary Compensation Table

In accordance with the requirements of the rules of the Securities and Exchange Commission, the following table sets forth the compensation paid during 2006 and 2007 to our Chief Executive Officer, our Chief Financial Officer and each of our executive officers who were serving as executive officers on December 31, 2007. We refer to these six individuals as our “named executive officers.”

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation	Total ($)
Robert Crandall(2)	2007	—	—	—	—
Chairman and Chief Executive Officer	2006	—	—	—	—

David Leblanc	2007	130,000	—	—	130,000
Chief Financial Officer	2006	120,000	—	—	120,000

K. Michael Stuart(3)	2007	109,615	—	25,000	134,615
Executive Vice President, Operations	2006	—	—	—	—

Cameron Burr	2007	130,000	—	—	130,000
Executive Vice President, Corporate Development	2006	120,000	—	—	120,000

Travis Allen	2007	115,000	5,228	—	120,228
Senior Vice President, Planning and Administration	2006	105,000	5,228	—	110,228

Michael Baur	2007	115,000	5,294	—	120,294
Senior Vice President, Customer Service and Pricing	2006	105,000	5,294	—	110,294

(1)	Represents the dollar amount recognized for financial statement reporting purposes during 2006 and 2007 as computed in accordance with SFAS No. 123(R), disregarding any estimates of forfeitures relating to service-based vesting conditions. For a discussion of the assumptions used in calculating these amounts, see Note 4 to our audited financial statements appearing elsewhere in this prospectus.

(2)	At his election, Mr. Crandall did not receive a base salary, or any other cash compensation, other than reimbursement of reasonable business expenses.

(3)	Mr. Stuart was hired as our Executive Vice President Operations in April 2007 at a base salary of $150,000 per year. In addition, as part of our negotiations to retain Mr. Stuart, we agreed to provide him with reimbursement of up to $25,000 in relocation expenses for his relocation to company headquarters, which amount is reported under “All Other Compensation.”

2007 Grants of Plan-Based Awards

The following table sets forth information with respect to grants of plan-based awards during 2007 to the named executive officers specified below:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(1)
K. Michael Stuart(2)	4/16/2007	16,667	6.00	16,213
Travis Allen	1/01/2007	834	6.00	811
Michael Bauer	1/01/2007	834	6.00	811

(1)	Represents the grant date fair value of the awards calculated in accordance with SFAS No. 123(R). The assumptions used by the company in calculating this amount are set forth in Note 4 to our Consolidated Financial Statements appearing elsewhere in this prospectus.

(2)	Represents an initial grant of 16,667 stock options awarded upon Mr. Stuart’s start of employment.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We have not entered into any employment agreements with any of our named executive officers as of the date of this prospectus. Each named executive officer has entered into a standard non-disclosure, non-competition and non-solicitation agreements with us.

2004 Stock Incentive Plan

Our board of directors adopted the Pogo Jet, Inc. 2004 Stock Incentive Plan on March 14, 2004 which was approved by our stockholders on March 15, 2004 to enable us to attract and retain qualified employees and consultants and to provide incentives to contribute to our growth. Under this plan, we granted to our employees options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code and non-qualified stock options to purchase shares of our common stock. Of the 275,000 shares of common stock that were eligible for issuance pursuant to awards made under this plan, 64,170 shares of common stock were subject to options outstanding as of September 30, 2007. Although this plan remains in effect and options under the plan remain outstanding, we ceased making awards under the plan as of the adoption of our 2007 Omnibus Incentive Plan, discussed below and in the “Compensation Discussion and Analysis” above.

2007 Omnibus Incentive Plan

Our board of directors unanimously approved the Pogo Jet, Inc. 2007 Omnibus Incentive Plan on September 6, 2007. Our stockholders approved the plan on September 11, 2007. The new incentive plan was effective as of September 6, 2007. On December 20, 2007, our board of directors approved the grant of options to purchase a total of 360,000 shares of our common stock to our directors and executive officers upon the effectiveness of this offering. This total includes options to purchase 60,000 shares of our common stock to be granted to Mr. Crandall, as detailed above, options to purchase 30,000 shares of our common stock to be granted to each of our five remaining executive officers and options to purchase 25,000 shares of our common stock to be granted to each of our six non-employee directors.

The granting of awards under the new incentive plan will generally be within the discretion of the compensation committee. Accordingly, it is not possible as of the date of this prospectus to determine the nature or amount of any such awards that may be subject to future grants to our officers, employees and other participants in the new incentive plan. The new incentive plan is not the exclusive means of providing incentive compensation to executives and other employees eligible to participate in the new incentive plan, and we reserve the right to pay incentive compensation to them under another plan or without regard to any plan in appropriate circumstances.

Purpose and Eligibility. The purpose of the new incentive plan is to enhance our ability to attract, retain and motivate highly qualified officers, employees, non-employee directors and other persons, as applicable, to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, employees, non-employee directors and other persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of our common stock.

Awards may be granted under the plan to officers, directors (including non-employee directors) and other employees of the company or any of our affiliates, to any individual who is an advisor, consultant or other provider of services to the company or any of our affiliates and to any other individuals who are approved by our board of directors as eligible to participate in the plan. Only our employees (or employees of our subsidiaries, if any, in the future) are eligible to receive incentive stock options.

Effective Date and Term. The new incentive plan was effective on September 6, 2007 and will expire on September 6, 2017, unless earlier terminated by our board of directors.

Administration, Amendment and Termination. Our board of directors has the power and authority to administer the new incentive plan. In accordance with the terms of the plan, as discussed above, our board of directors may delegate this power and authority to the compensation committee, and in such case the compensation committee would have the authority to interpret the terms and intent of the new incentive plan, determine eligibility for and terms of awards for participants and make all other necessary or advisable determinations for the administration of the new incentive plan. To the extent permitted by law, our board may also delegate authority under the plan to a member of our board of directors or an executive officer; provided, however, that unless otherwise provided by resolution of the board, only the board or the compensation committee may make awards to our executive officers. To the extent permitted by law, the compensation committee may delegate its authority under the plan to a member of the board.

The compensation committee may amend, suspend or terminate the new incentive plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the new incentive plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of The NASDAQ Global Market.

Awards. Awards under the new equity incentive plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	dividend equivalent rights;

•	performance shares;

•	performance units;

•	cash-based awards;

•	other stock-based awards, including unrestricted shares; and

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “stock appreciation right,” or “SAR,” is a right to receive upon exercise, in the form of common stock, cash or a combination thereof, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR. “Restricted stock” is an award of common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Restricted stock units” are awards that represent a conditional right to receive shares of common stock in the future and that may be made subject to the same types of restrictions and risks of forfeiture as restricted stock.

“Dividend equivalent rights” are awards entitling the recipient to receive credits, which may be paid currently in cash or common stock or which may be deemed to be reinvested in additional shares, that are based on cash distributions that would have been paid on the shares specified in the rights if the shares had been issued to and held by the recipient. “Performance shares” are awards of common stock, the value of which is determined when the common stock becomes payable based on the extent to which the applicable performance criteria have been met. “Performance units” are similar to performance shares except that the award is based upon cash value instead of shares of common stock. “Unrestricted shares” are awards of shares of common stock that are free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to the Plan. Subject to adjustment as described below, a total of             shares of our common stock will be available for issuance under the new incentive plan. Shares issued under the new incentive plan may be authorized but unissued shares or treasury shares.

Any shares covered by an award, or portion of an award, granted under the new incentive plan that is forfeited, canceled, expires, settled in cash or exchanged pursuant to an exchange program, as described under “Terms and Conditions of Options” below, will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the new incentive plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the new incentive plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the plan. Shares issued under the new incentive plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the plan. In the case of a SAR, only the actual number of shares issued upon exercise of the SAR will be deemed issued for purposes of determining the maximum number of shares available for issuance.

The new incentive plan has a number of additional limitations on the shares reserved for issuance or amount of awards that may be granted. A maximum of             shares may be issued

pursuant to incentive stock options. From and after the transition period set forth in Treasury regulations promulgated under Internal Revenue Code Section 162(m), no participant may be awarded options or SARs for more than             shares in any calendar year, except that the limit in the case of newly hired employees is             shares. A maximum of             shares of restricted stock, or shares represented by restricted stock units, that vest based on the achievement of performance objectives may be awarded to any participant in any calendar year, except that the limit in the case of newly-hired employees is               shares. A maximum amount of $2.0 million in any calendar year or $5.0 million in respect of a performance period greater than one year may be awarded or credited with respect to cash-based award to any participant in any calendar year. The limitations discussed above are subject to adjustment, as described below.

Terms and Conditions of Options. An option granted under the new incentive plan will be exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a 10% stockholder, of the fair market value of the common stock on the option grant date. So long as our common stock remains listed on The NASDAQ Global Market, the fair market value of the common stock will be the closing price of our common stock as reported on The NASDAQ Global Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on The NASDAQ Global Market for the last preceding date on which sales of our common stock were reported. If the shares of our common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange selected by our board of directors. If our common stock is not listed on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by our board of directors in a manner consistent with Section 409A of the Internal Revenue Code.

Except upon the occurrence of a merger or other transaction described below, or upon an exchange program authorized by the board, as described immediately below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Notwithstanding the paragraph above, the new incentive plan provides the board with the authority to authorize and implement an option exchange program upon certain terms and conditions. Specifically, in the event the fair market value of our common stock decreases such that the exercise prices of any of our then-outstanding options are substantially greater than the fair market value of the common stock (i.e., the options are “underwater”), and this circumstance occurs for a significant period of time, the board has the authority to authorize an exchange program without the approval of our stockholders. Eligible participants in the exchange program will be determined in the sole discretion of the board and will in no event include our senior executive officers or outside directors.

Pursuant to the exchange program, the eligible participants will be offered the opportunity to elect to cancel all of their then-outstanding underwater options in exchange for the grant of new options at an exercise price equal to the fair market value of our common stock on the date of the exchange. The exchange ratio for the exchange program (i.e., how many current options a participant must surrender in order to receive one new option) will be chosen by the board but will chosen in such a manner that the exchange program is value neutral to our stockholders (i.e., the aggregate value of the options held by the participant will be the same before and after the exchange). Each new option granted pursuant to the exchange program will have a term equal to the remaining term of the surrendered option that it replaces. In addition, each new option granted pursuant to the exchange program will have a new vesting schedule which may, in the discretion of the board, be the same as the vesting schedule applicable to the surrendered option; provided, however, that no portion of the new option will vest for a minimum of one year following the grant date of the new award. All of the other terms and conditions of the new awards will generally be identical to the surrendered awards they replace.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law and at the discretion of the compensation committee, through a broker-assisted cashless exercise, the tender to us of shares of common stock or by a combination of cash payment, cashless exercise, and/or tender of shares or any other method that is approved by the compensation committee.

Each option vests and becomes exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the plan.

The Internal Revenue Code imposes certain limits on the amount of incentive stock options that can become exercisable in one year.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that all or part of an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

The compensation committee may impose restrictions on any shares of common stock acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the shares of common stock are then listed and/or traded, or under any blue sky or state securities laws applicable to the shares of common stock.

Terms and Conditions of Stock Appreciation Rights. SARs may be granted in conjunction with all or a part of any option or other award granted under the new incentive plan, or without regard to any option or other award. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not a SAR will be in tandem or in combination with any other grant and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance objectives that are described below under “Corporate Performance Objectives” or to such other terms and conditions as the compensation committee, in its sole discretion, may impose.

Upon exercise of a SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR, as determined by the compensation committee. The grant price of a SAR may not be less than the fair market value of a share of common stock on the grant date. Except upon the occurrence of a merger or other transaction described below, or pursuant to an exchange program as described under “Terms and Conditions of Options” above, no amendment or modification may be made to an outstanding SAR which would be considered a repricing under the rules of the stock exchange under which the stock is listed without the consent of the stockholders.

Awards of SARs are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Restricted Stock and Restricted Stock Units. Subject to the provisions of the new incentive plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Unless otherwise determined by the compensation committee, to the extent permitted or required by law as determined by the compensation committee, holders of shares of restricted stock will have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “Corporate Performance Objectives.”

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the lapse of the restrictions.

Awards of restricted stock and restricted stock units are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Terms and Conditions of Dividend Equivalent Rights. The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the new incentive plan, or without regard to any other award. Dividend equivalents will entitle the participant to receive cash or common stock equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common stock or in awards under the new incentive plan, and will be subject to such risks of forfeiture as the compensation committee may specify. Dividend equivalents are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Performance Units and Performance Shares. The compensation committee may award performance shares and performance units in such amounts and upon such terms as the compensation committee may determine. Each performance share will have an initial value that is equal to the fair market value of a share of common stock on the date of grant. Each performance unit will have an initial value set by the compensation committee. The compensation committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or performance shares that will be paid out to a participant. The compensation committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in shares of common stock equal to the value of the earned performance units or performance shares. Any shares of common stock issued based upon performance units or performance shares may be granted subject to any restrictions that the compensation committee deems appropriate.

Terms and Conditions of Cash-Based and Other Stock-Based Awards. The compensation committee may grant cash-based awards to participants in such amounts and upon such terms as the compensation committee determines. The compensation committee may also grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the compensation committee may determine. Any such awards may involve the transfer of actual shares of common stock to participants, or payment in cash or otherwise of amounts based on the value of the shares of common stock. Any cash-based awards or other stock-based awards granted by the compensation committee may be subject to performance goals established by the compensation committee in its discretion.

Adjustment of Shares Subject to New Incentive Plan. In the event of certain changes in our capitalization, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions. Subject to the exceptions described below, upon the occurrence of a “corporate transaction,” as defined in the new incentive plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the shares of stock subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken:

•

15 days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of 15 days; or

•

instead of providing for accelerated vesting in awards under the new incentive plan in connection with the corporate transaction, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made in writing in connection with the corporate transaction for the assumption or continuation of the outstanding awards, or for the substitution of such outstanding awards of similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. If an award is assumed or substituted in connection with a corporate transaction and the holder is terminated without cause within a year following the consummation of such corporate transaction, the award will be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the compensation committee may determine.

A “corporate transaction” means:

•	the dissolution or liquidation of our company or a merger, consolidation, or reorganization of our company with one or more other entities in which we are not the surviving entity;

•	a sale of substantially all of our assets to another person or entity; or

•

any transaction which results in any person or entity, other than persons who are our stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of our stock.

If we are the surviving entity in any reorganization, merger, or consolidation of our company with one or more other entities which does not constitute a corporate transaction, any option or stock appreciation right outstanding under the new incentive plan will apply to the securities to which a holder of the number of shares of our stock subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of shares of our stock subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the new incentive plan for different provisions to apply to an award other than those described above.

Corporate Performance Objectives. Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the three most highly compensated executive officers other than the chief executive officer determined at the end of each year. Performance-based compensation is excluded from this limitation. The new incentive plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the new incentive plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to new incentive plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee will exclusively use business criteria specified in the new equity incentive plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are:

•	net earnings or net income;

•	operating earnings;

•	pretax earnings;

•	earnings per share;

•	share price, including growth measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and/or amortization;

•	sales or revenue growth, whether in general, by type of product or service or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market share;

•	financial ratios as provided in credit agreements of the company, if any;

•	working capital targets;

•	completion of acquisitions of businesses or companies;

•	completion of divestitures and asset sales; and

•	any combination of any of the above business criteria.

The business criteria may be used to measure the performance of the company, or any business unit of the company, any subsidiary and/or affiliate of the company, or any combination thereof, as the compensation committee deems appropriate. The compensation committee also may compare the performance measures listed above against the performance of a group of comparative companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate. We may use the share price performance measure as compared to various stock market indices. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures listed above.

2007 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information with respect to the outstanding equity awards as of December 31, 2007 for each of the named executive officers.

2007 Outstanding Equity Awards at Fiscal Year-End Table

Name(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert Crandall	—	—	—	—
David Leblanc	—	—	—	—
K. Michael Stuart(2)	—	16,667	6.00	4/16/2017
Cameron Burr	—	—	—	—
Travis Allen(3)	2,969	781	1.20	10/27/2014
	9,254	7,830	4.80	10/01/2015
	—	834	6.00	1/01/2017
Michael Baur(4)	4,948	1,302	1.20	10/27/2014
	7,900	6,684	4.80	10/01/2015
	—	834	6.00	1/01/2017

(1)	Messrs. Crandall, Leblanc and Burr have not been granted any stock options.

(2)	Mr. Stuart was granted a stock option on April 16, 2007 to purchase 16,667 shares of our common stock at an exercise price of $6.00 per share. 25% of the shares subject to this option, or 4,167 shares, will vest on April 16, 2008, with 347 of the remaining unvested shares vesting on the last day of each calendar month thereafter (beginning May 2008), subject to Mr. Stuart’s continued employment.

(3)	With respect to the option expiring on October 27, 2014, 78 of the remaining unvested shares will vest on the last day of each calendar month until fully-vested, subject to Mr. Allen’s continued employment. With respect to the option expiring on October 1, 2015, 356 of the remaining unvested shares will vest on the last day of each calendar month until fully-vested, subject to Mr. Allen’s continued employment. With respect to the option expiring on January 1, 2017, 25% of the shares subject to this option, or 208 shares, will vest on January 1, 2008, with 17 of the remaining unvested shares vesting on the last day of each calendar month thereafter (beginning February 2008), subject to Mr. Allen’s continued employment.

(4)	With respect to the option expiring on October 27, 2014, 130 of the remaining unvested shares will vest on the last day of each calendar month until fully-vested, subject to Mr. Baur’s continued employment. With respect to the option expiring on October 1, 2015, 304 of the remaining unvested shares will vest on the last day of each calendar month until fully-vested, subject to Mr. Baur’s continued employment. With respect to the option expiring on January 1, 2017, 25% of the shares subject to this option, or 208 shares, will vest on January 1, 2008, with 17 of the remaining unvested shares vesting on the last day of each calendar month thereafter (beginning February 2008), subject to Mr. Baur’s continued employment.

Option Exercises and Stock Vested

No options were exercised by any of the named executive officers during the years ended December 31, 2006 and December 31, 2007.

Potential Payments Upon Termination or Change of Control

Under the form of incentive stock option agreement issued pursuant to our 2004 Stock Incentive Plan, 50% of the unvested portion of any outstanding stock options held by our named executive officers will accelerate and vest in full upon the executive’s termination other than for “cause” (as defined below) occurring within one year of a “change in control” (as defined below).

As defined in the form of stock option agreement, the following terms have the following meanings:

•	“cause” is generally defined to mean:

•	embezzlement, theft, fraud or any other act of dishonesty involving us or any of our customers;

•	the executive’s conviction of a felony or any other crime involving moral turpitude; or

•	the executive’s continued failure to substantially perform his duties and responsibilities that materially and adversely affects, or threatens to affect, our business or reputation.

•	“change in control” is generally defined to mean:

•	a merger in which a majority of the outstanding stock changes ownership;

•	any sale or transfer of all or substantially all of our assets;

•	the sale by our stockholders of a majority of the outstanding shares; or

•	a liquidation or dissolution of us.

Assuming a termination event of December 31, 2007, and assuming the price at which we were granting stock options on or around such date of $6.00 per share, the table below sets forth the estimated value of the options subject to acceleration held by each of Messrs. Allen and Baur. No other named executive officer held outstanding stock options as of such date. For additional information on all outstanding stock options, see the “2007 Outstanding Equity Awards at Fiscal Year-End Table” and accompanying footnotes above.

Name	Intrinsic Value ($)
Travis Allen(1)	6,570
Michael Baur(2)	7,135

(1)	Represents the acceleration of (a) 390 shares, multiplied by the difference between the fair market value of our common stock on December 31, 2007, or $6.00, minus the exercise price of the shares of $1.20 per share, plus (b) 3,915 shares, multiplied by the difference between the fair market value of our common stock on December 31, 2007, or $6.00, minus the exercise price of the shares of $4.80 per share.

(2)	Represents the acceleration of (a) 651 shares, multiplied by the difference between the fair market value of our common stock on December 31, 2007, or $6.00, minus the exercise price of the shares of $1.20 per share, plus (b) 3,342 shares, multiplied by the difference between the fair market value of our common stock on December 31, 2007, or $6.00, minus the exercise price of the shares of $4.80 per share.

Compensation Committee Interlocks and Insider Participation

During 2007 and before the completion of this offering, our full board of directors determined and approved the compensation paid to our executive officers. Mr. Crandall, our Chief Executive Officer, recommended the amounts of compensation to be paid to the executive officers and participated in the deliberations of the board regarding executive compensation, but he did not vote on the final approval of the executives’ compensation. During 2007, none of our executive officers served as a member of the compensation committee or full board of directors of any entity that had one or more executive officers serving on our board.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties to the fullest extent permitted by Delaware law. Delaware law allows companies to provide that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such a limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

In accordance with Delaware law, our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers to the extent permitted by our certificate of incorporation for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements will help us to attract and retain qualified persons as directors and executive officers.

PRINCIPAL STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of September 30, 2007, before and after giving effect to the offering, as noted below, by:

•	each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers; and

•	all of our directors and executive officers as a group.

The following information in this section also assumes the conversion of outstanding Series A and Series B preferred stock into common stock before the offering.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. For information concerning nomination of certain directors to our board pursuant to the rights of certain stockholders, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” Unless otherwise specified, the address of each named beneficial owner is c/o Pogo Jet, Inc., 255 Padgette Street, Suite 4, Chicopee, Massachusetts, 01022.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of Over- Allotment Option		Shares Beneficially Owned After Offering Assuming Full Exercise of Over- Allotment Option
Name of Beneficial Owner	Number of Shares	%(1)	Number of Shares	%(1)	Number of Shares	%(1)
Beneficial Owners of 5% or More
Tiger Partners Limited, LP(2)	1,119,426	30.82%
Julian Robertson(3)	1,119,426	30.82%
Richard Gilder, as Trustee of Great Circle Trust u/a/d 8/28/1987(4)	333,333	9.18%
Howard Rothman and Richard Schneidman, as co-Trustees of Richard Gilder 1997 Irrevocable Children’s Trust u/a/d 12/22/1997(5)	333,333	9.18%
Robert Crandall	333,333	9.18%
Cameron Burr	280,000	7.71%
Other Executive Officers and Directors
David Leblanc	140,000	3.85%
Travis Allen(6)	22,205	*
Michael Baur(7)	22,830	*
Michael Stuart	0	*
David Hurley	14,866	*
Gladstone N. Jones III	0	*
Michael Moriarty	63,703	1.75%
Carol Hallett	0	*
Theodore L. Weise	0	*
All directors and named executive officers as a group (10 persons)	1,996,363	54.60%

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	The address for Tiger Partners, LP is 101 Park Avenue, 48th Floor, New York, NY 10178. Julian Robertson serves as Chairman and Chief Executive Officer of Tiger Partners, LP and, in such capacity, has sole voting and investment power of the shares held of record by Tiger Partners, LP.

(3)	Mr. Robertson does not own of record any shares of common stock. Mr. Robertson serves as Chairman and Chief Executive Officer of Tiger Partners, LP and, in such capacity, has sole voting and investment power of the shares held of record by Tiger Partners, LP, which is reported above pursuant to footnote 2.

(4)	The address for Great Circle Trust u/a/d 8/28/1987 is c/o Gilder Office for Growth, 1674 East Boston Terrace, Seattle, Washington 98112. The person listed above has sole voting and investment power of the shares listed above. Shares reported pursuant to this footnote 4 do not include any shares reported pursuant to footnote 5.

(5)	The address for Richard Gilder 1997 Irrevocable Children’s Trust u/a/d 12/22/1997 is c/o Gilder Office for Growth, 1674 East Boston Terrace, Seattle, Washington 98112. The persons listed above have shared voting and investment power of the shares listed above. Shares reported pursuant to this footnote 5 do not include any shares reported pursuant to footnote 4.

(6)	Includes 11,789 shares that Mr. Allen has the right to acquire through the exercise of options.

(7)	Includes 12,414 shares that Mr. Baur has the right to acquire through the exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

We intend to adopt a code of business conduct and ethics, or code of conduct, before the offering pursuant to which our executive officers, directors and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related person transaction with us without the consent of our audit committee or any other independent committee of our board of directors or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee will take into account, among other factors it deems appropriate, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Our audit committee will approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transaction policy will be available on our website at www.flypogo.com.

Stockholders’ Agreement

We are a party to an agreement with some of our stockholders before this offering, including our executive officers and directors who hold shares of our common stock and investors who hold our Series A preferred stock or Series B preferred stock. Prior to the completion of the offering, Tiger Partners, L.P. held of record approximately 65% of our outstanding Series A preferred stock and each of Great Circle Trust and Richard Gilder 1997 Irrevocable Children’s Trust held of record 35.7% of our outstanding Series B preferred stock. The stockholders’ agreement:

•	provides for restrictions on the transfer of shares by stockholders prior to this offering, including our right of first refusal for any shares that stockholders intend to transfer;

•

provides that our stockholders agree to vote to elect two persons nominated by the holders of the Series A preferred stock to our board of directors, one person nominated by the holders of the Series B preferred stock to our board of directors, and two persons nominated by the holders of our common stock to our board of directors; and

•

provides that we will not take specified actions without the consent of each of the directors nominated by the holders of the Series A preferred stock, the holders of Series B preferred stock and the holders of our common stock.

Pursuant to the rights established under this stockholders’ agreement, Messrs. Robertson and Moriarty have been elected to our board following nomination by the holders of Series A preferred stock, Mr. Jones has been elected to our board following nomination by the holders of Series B preferred stock, and Messrs, Crandall and Hurley have been elected to our board following nomination by the holders of common stock.

All of the provisions of the stockholders’ agreement will terminate upon the completion of this offering.

Registration Rights Agreement

In connection with the sale of our Series B convertible preferred stock in February 2006, we granted all of our Series A and Series B preferred stockholders registration rights with respect to their shares of preferred stock and common stock that may be issued upon conversion of preferred stock. We have granted the following types of registration rights:

•

demand registration rights, in which one or more stockholders that owned at least 25% of either of our outstanding classes of preferred stock prior to the completion of this offering, and certain permitted transferees, are entitled to give us notice and require us to register the sale of their shares under the Securities Act during the five years following the completion of this offering, subject to specified limitations; and

•

piggyback registration rights, in which all of our preferred stockholders before the completion of this offering are entitled to require us to include their shares in a registration of our securities for sale by us or by our other security holders, subject to specified limitations.

Prior to the completion of the offering, Tiger Partners, L.P. held of record approximately 65% of our outstanding Series A preferred stock and each of Great Circle Trust and Richard Gilder 1997 Irrevocable Children’s Trust held of record 35.7% of our outstanding Series B preferred stock. Therefore, the stockholders entitled, in their own right, to exercise the demand registration rights referred to above, as of the date of this prospectus, are Tiger Partners, L.P., Great Circle Trust and Richard Gilder 1997 Irrevocable Children’s Trust. Other holders, who do not individually own at least 25% of the Series A or B preferred stock, that aggregate their shares to a level at or above such 25% demand registration trigger, may join in an election to trigger one or more demand registration rights in the future.

Upon completion of this offering and the associated automatic conversion of all of the outstanding preferred stock into common stock, 2,215,616 shares of our common stock, representing     % of our outstanding common stock immediately after completion of this offering, are entitled to the benefits of demand or piggyback registration rights.

In addition, these registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by us or the underwriters of an offering. We generally are required to bear the expense of all these registrations, except for underwriting discounts and commissions.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes provisions of our certificate of incorporation and bylaws as they will be in effect upon completion of the offering. Our authorized capital stock consists of 25,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Immediately after completion of the offering,              shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

Holders of our common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Any dividends declared on our common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. Our common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock so long as the holders of the affected series are entitled to vote on such amendment or certificate of designation.

Before the date of this prospectus, there has been no public market for our common stock. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol POGO.

We will select an institutional transfer agent and registrar for our common stock before completion of the offering.

Preferred Stock

Under our certificate of incorporation, the board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Because our board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of our common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Automatic Conversion of Outstanding Preferred Stock to Common Stock Upon Completion of the Offering

Upon the consummation of a qualified public offering (as defined under the certificate of incorporation of Pogo, as amended), each outstanding share of Series A preferred stock and Series B preferred stock will automatically convert into one share of common stock of our company, adjusted for any stock splits in connection with the completion of our initial public offering. Under the certificate of incorporation of Pogo, as amended by certificate of amendment, this offering will constitute a qualified public offering and cause the conversion of such preferred stock to common stock. In light of the fact that there will be a 1-12 reverse stock split of our outstanding common stock under the certificate of amendment of our certificate of incorporation, this event will impact the number of shares of common stock into which each share of preferred stock converts. The 1-12 reverse stock split ratio was determined primarily based upon the anticipated initial public offering price of our common stock and the anticipated number of outstanding shares of common stock after the conversion of preferred stock and the completion of this offering.

Warrant

Upon completion of this offering, our currently outstanding warrant to purchase Series A preferred stock will become exercisable solely to purchase common stock, pursuant to the terms of this warrant. Upon conversion of the outstanding Series A preferred stock to common stock and completion of the 1-12 reverse stock split of our outstanding common stock in connection with completion of the offering, this warrant will be exercisable, in accordance with the terms of the warrant, for a total of 1,453 shares of common stock at a price of $4.80 per share. If not previously exercised, the warrant will expire on March 16, 2009. The warrant provides for adjustments in the exercise price and number of shares issuable upon exercise in the event of stock splits, reclassifications, exchanges, substitutions or other changes in our capital structure as well as some types of consolidations, mergers or asset sales.

Anti-Takeover Effect of Our Charter and Bylaw Provisions and Delaware Law

Our certificate of incorporation and bylaws contain provisions that could make it more difficult to complete an acquisition of our company by means of a tender offer, a proxy contest or otherwise.

Classified Board of Directors. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of our board of directors will make it more difficult for an acquiror or for other stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of our preferred stock to elect additional directors under specified circumstances, there will be no fewer than four and no more than 15 directors, with the then-authorized number of directors to be fixed from time to time by our board of directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of our preferred stock, and unless our board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Maximum Number of Directors. Our certificate of incorporation limits the maximum size of our board of directors to 15 directors.

Special Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of our board of directors.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that, subject to the rights of any holders of our preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by our board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of such stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 60 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, we must receive the notice not later than the close of business on the fifth day following the day on which we provide the notice or public disclosure of the date of the meeting. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•

a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•

if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•

such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that our board of directors may request in its discretion.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we do not approve, even if a change in control would be beneficial to the interests of our stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding             shares of common stock. Of these shares, the             shares to be sold in the offering, plus any shares issued upon exercise of the underwriter’s over-allotment option, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 3,632,268 shares of common stock outstanding upon completion of the offering will be “restricted securities,” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the exemption afforded by Rule 144.

Lock-Up Agreements. Our executive officers and directors, stockholders holding more than 5% of our stock and certain other stockholders have entered into lock-up agreements with the underwriters that restrict sales of our shares of common stock by us for 730 days after the date of this prospectus. See “Underwriting” for a description of the lock-up agreements. Of the 3,632,268 shares of common stock that will be outstanding after the offering net of the shares being sold in the offering, 2,638,826 shares will be subject to such lock-up agreements referred to above and will only become eligible for sale upon the expiration or termination of such agreements.

Sales Under Rule 144. Without regard to the restrictions contained in the lock-up agreements referred to above, 180 days after the date of this prospectus, approximately 3,632,268 shares of common stock will be eligible for sale in the public market, of which the sale of approximately 2,638,826 shares will be subject to volume, manner of sale and other limitations under Rule 144.

In general, under Rule 144, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will total approximately shares immediately after completion of the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice with the SEC with respect to the sale.

Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been our affiliate at any time during the three months before a sale and that has beneficially owned the shares proposed to be sold for at least two years may sell these shares without complying with the volume, manner of sale and other conditions of Rule 144.

Sales Under Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisers who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of September 30, 2007, a total of approximately 64,170 shares of our common stock that may be acquired upon exercise of options outstanding as of September 30, 2007 will be eligible to be sold under Rule 701 beginning 90 days after the date of this prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, 60,003 of such shares are subject to the lock-up agreements referred to above and will only become eligible for sale upon the expiration or termination of such agreements or the waiver of certain provisions thereunder.

Common Stock Registration Rights. Before the offering, we have granted certain of our stockholders registration rights with respect to their shares of common stock. See “Certain Relationships and Related Person Transactions—Registration Rights” for a description of the registration rights. Upon completion of this offering, 2,215,616 shares of our common stock, representing              of our outstanding common stock immediately after completion of this offering, are entitled to the benefits of these registration rights.

Certain of these registration rights may not be exercised by or with respect to stockholders who are subject to the lock-up agreement with the underwriters during the 730-day lock-up period under the lock-up agreements. In addition, these registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by us or the underwriters of an offering. We generally are required to bear the expense of all these registrations, except for underwriting discounts and commissions.

Registration Statement on Form S-8. As soon as practicable after this offering, we intend to file a registration statement on Form S-8 under the Securities Act to cover our offering of shares of common stock under our employee benefit plans. None of the shares registered on Form S-8 that are subject to lock-up agreements will be eligible for resale until expiration or termination of the lock-up agreements or the waiver of certain provisions thereunder.

PLAN OF DISTRIBUTION

In accordance with the terms of the underwriting agreement between W.R. Hambrecht + Co., LLC, Avondale Partners, LLC and us, the underwriters named below have agreed to purchase from us that number of shares of common stock set forth opposite the underwriter’s name below at the public offering price less the underwriting discount described on the cover page of this prospectus.

Underwriter	Number of Shares
W.R. Hambrecht + Co., LLC
Avondale Partners, LLC

The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and our counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

Commissions and Discounts

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of              per share. The underwriters may allow, and dealers may re-allow, a concession not to exceed             per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriters are left with shares for which successful bidders have failed to pay, the underwriters may sell those shares at a different price and with different selling terms.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Initial public offering price	$	$	$

Underwriting discount	$	$	$

Proceeds, before expenses, to us	$	$	$

We estimate that the costs of this offering, exclusive of the underwriting discount, will be approximately $             million. These fees and expenses are payable entirely by us. An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “Determination of Public Offering Price” and “Allocation of Shares” below, the public offering price and the allocation of shares are determined by an auction conducted by the underwriters and other factors as described below. All qualified individual and institutional investors that have an account with the underwriters or a participating dealer may place bids in an OpenIPO auction. Requirements for valid bids are discussed below in the section titled “Requirements for Valid Bids.”

The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriters and participating dealers will solicit bids from prospective investors through individual meetings, the Internet, by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the price range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares. Bidders may submit multiple bids in the auction.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by an underwriter or a dealer involves no obligation or commitment of any kind prior to the notice of acceptance being sent, which will occur after effectiveness of the registration statement and closing of the auction. Bids can be modified at any time prior to the closing of the auction.

Potential investors may contact the underwriter or dealer through which they submitted their bid to discuss general auction trends or to consult on bidding strategy. The current clearing price is at all times kept confidential and will not be disclosed during the OpenIPO auction to any bidder; however, the underwriters or participating dealers may discuss general auction trends with potential investors. General auction trends may include a general description of the bidding trends or the anticipated timing of the offering. In all cases, any oral information provided with respect to general auction trends by any underwriter or dealer is subject to change. Any general auction trend information that is provided orally by an underwriter or participating dealer is necessarily accurate only as of the time of inquiry and may change significantly prior to the auction closing. Therefore, bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by any underwriter or participating dealer.

Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by email, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including email, telephone and facsimile. The underwriters and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer will be contacted by email, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the notice of acceptance of their bid is sent.

Reconfirmation of Bids

The underwriters will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

•	More than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	There is a material change in the prospectus that requires that we or the underwriters convey the material change to bidders in the offering and file an amended registration statement.

If a reconfirmation of bids is required, the underwriters will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriters or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids from the time the notice requesting reconfirmation is sent. Bidders will have the ability to modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriters may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range or Offering Size Before the Auction is Closed

Based on the auction demand, we and the underwriters may elect to change the price range or the number of shares being sold in the offering either before or after the SEC declares the registration statement effective. If we and the underwriters elect to change the price range or the offering size after effectiveness of the registration statement, the underwriters will keep the auction open for at least one hour after notifying bidders of the new auction terms. If the change in price range or offering size is not otherwise material to this offering, we and the underwriters or participating dealers will:

•	Provide notice on the WR Hambrecht + Co OpenIPO website of the revised price range or number of shares to be sold in this offering, as the case may be;

•	If appropriate, issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•

Send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

In these situations, the underwriters could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. The underwriters may also decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

In the event that the changes to the price range or the offering size constitute material changes, alone or in the aggregate, to the previously provided disclosure, we will reconfirm all bids that have been submitted in the auction after notifying bidders of the new auction terms. In the event that there is a material change to the price range or the offering size after effectiveness of the registration statement, we will file a post-effective amendment to the registration statement containing the new auction terms prior to accepting any offers.

Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range

If we determine after the auction is closed that the initial public offering price will be above or below the stated price range in the auction but that it will not result in any material change to the previously provided disclosure, the underwriters may accept all successful bids without reconfirmation. Similarly, if after effectiveness of the registration statement and the auction is closed the number of shares sold in the offering is increased or decreased in a manner that is not otherwise material to this offering, the underwriters may accept all successful bids without reconfirmation. In this situation the underwriters and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders.

If we determine, after the auction is closed, that the initial public offering price will be outside of the price range or we elect to change the size of the offering, and the public offering price and/or change in the offering size, alone or in the aggregate, constitute material changes to the previously provided disclosure, then we may convey the final price and offering size to all bidders in the auction, file a post-effective amendment to the registration statement with the final price and offering size, reconfirm all bids and accept offers after the post-effective amendment has been declared effective by the SEC. In the alternative, we may re-open the auction pursuant to the following procedures:

•	WR Hambrecht + Co will provide notice on the WR Hambrecht + Co OpenIPO website that the auction has re-opened with a revised price range or offering size, as the case may be;

•	We and the underwriters and participating dealers will issue a press release announcing the new auction terms;

•

The underwriters and participating dealers will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that the auction has re-opened with a revised price range or offering size, as the case may be;

•	The underwriters and participating dealers will reconfirm all bids in the auction; and

•	We will file a post-effective amendment to the registration statement containing the new auction terms and have the post-effective amendment declared effective prior to the acceptance of any offers.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on The NASDAQ Global Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the notice of acceptance is sent by notifying the underwriter or participating dealer through which they submitted their bid. The auction website will not permit modification or cancellation of bids after the auction closes. Therefore, if a potential investor that bid through the Internet wishes to cancel a bid after the auction closes the investor may have to contact WR Hambrecht + Co (or the participating dealer through which the investor submitted the bid) by telephone, facsimile or email (or as specified by the underwriter or participating dealer through which the bidder submitted the bid).

Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

You will have the ability to withdraw your bid at any time until the notice of acceptance is sent. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriters will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accepts the bids that are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “Allocation of Shares” below.

Determination of Initial Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriters and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriters’ over-allotment option, to the extent that the underwriters over-allot shares in the offering, are used to calculate the clearing price whether or not the option is actually exercised. If the underwriters over-allot shares in excess of the number of shares subject to the over-allotment option, the shares in excess of the over-allotment option will not be used to calculate the clearing price. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.

Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters’ assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. We and the underwriters may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, we and the underwriters may elect to lower the public offering price to include certain institutional or retail bidders in this offering. We and the underwriters may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if we and the underwriters are not able to reach agreement on the public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

The following simplified example illustrates how the public offering price is determined through the auction process:

Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

If the public offering price is the same as the $8.00 per share clearing price, the underwriters would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the underwriters would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Initial Public Offering of Company X
	Bid Information			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
	1,000	1,000	$10.00	700	75.0%	$8.00	$5,600
	100	1,100	$9.00	100	75.0%	$8.00	$800
Clearing price	900	2,000	$8.00	700	75.0%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total				1,500			$12,000

Allocation of Shares

Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•

The pro rata percentage is determined by dividing the number of shares offered (including any over allotted shares) by the total number of shares bid at or above the public offering price. In this example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro rata percentage is 75%.

•

All of the successful bids are then multiplied by the pro rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•

The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•

Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

	Initial Bid	Pro Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700

Bid 2	100	75	0	100	100

Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

To participate in an OpenIPO offering, all bidders must have an account with WR Hambrecht + Co or one of the underwriters or participating dealers. Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Bidders will be required to have sufficient funds in their account to pay for the shares they are allocated in the auction at settlement, which is generally on the third business day following the pricing of the offering. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s investment intent or means to fund its bid. In the absence of other information, the underwriters or participating dealers may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters and issuers in prior OpenIPO auction offerings have also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative, disruptive, adverse to the issuer’s best interest or because the bidder had a history of securities law violations or alleged securities law violations. Suitability, eligibility and account opening and funding requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by an underwriter or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the

registration statement. The             shares offered by this prospectus, or             shares if the underwriters’ over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

The underwriters or a participating dealer will notify successful bidders by sending a notice of acceptance by email, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders will be notified that their bids have not been accepted.

Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters do not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. Once the underwriters have closed the auction and accepted a bid, the allocation of shares sold in this offering will be made according to the process described in “Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

Over-Allotment Option

We have granted the underwriters the right to purchase up to             additional shares at the public offering price set forth on the front page of this prospectus less the underwriting discount within 30 days after the date of this prospectus, in each case solely to cover any over-allotments. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-Up Agreements

We have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our equity incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (2) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The holders of approximately 72.96% of our outstanding common stock prior to this offering, including each of our directors and executive officers, have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 730 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than:

•	transfers or distributions of shares of our common stock acquired from the underwriters in this offering;

•	transfers or distributions of shares of our common stock acquired in open-market transactions after the completion of this offering;

•	transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts;

•	transfers to any trust for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms; or

•	distributions of shares of our common stock or any security convertible into our common stock to the partners, members or stockholders of the persons bound by the foregoing terms.

Notwithstanding the foregoing, if (1) during the last 17 days of the 730-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (2) prior to the expiration of the 730-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 730-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In the case of any transfer or distribution of securities other than shares acquired from the underwriters or in open-market transactions after this offering, the transferees, donees or distributees must agree to be bound by the foregoing terms, and no transferor, donor or distributor can be required to, or may voluntarily, file a report under Section 16(a) of the Exchange Act. These restrictions will remain in effect beyond the 730-day period under the same circumstances described in the immediately preceding paragraph.

There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day or 730-day period, as applicable.

Short Sales, Stabilizing Transactions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriters would be made at the public offering price. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising the option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriters’ over-allotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriters engage in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular dealer or underwriter repays to the underwriters a portion of the underwriting discount or selling concession received by it because the underwriters have repurchased shares sold by or for the account of the dealer or underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. It is not obligated to do so, however, and may discontinue any market making at any time.

Indemnity

The underwriting agreement provides that we and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, and contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. One of Hogan & Hartson’s partners beneficially owns 16,309 shares of our common stock, assuming the conversion of outstanding Series A and Series B preferred stock into common stock upon completion of the offering. The underwriters have been represented by Morrison & Foerster LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Pogo Jet, Inc. as of December 31, 2004, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of Mahoney Sabol & Company, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, we refer you to the registration statement. For additional information, you should refer to the exhibits and schedules that have been filed with our registration statement on Form S-1. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

Upon completion of the offering, we will become subject to the reporting and information requirements of the Securities Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC’s website at http://www.sec.gov.

Index to Financial Statements

Pogo Jet, Inc.

Page
Audited Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 and the Period from December 20, 2001 (Date of Inception) to December 31, 2006:

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Changes in Stockholders’ Equity	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7

Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2007 and 2006 and the Period From December 20, 2001 (Date Of Inception) to September 30, 2007:

Balance Sheets	F-17

Statements of Operations	F-18

Statements of Changes in Stockholders’ Equity	F-20

Statements of Cash Flows	F-21

Notes to Financial Statements	F-22

MAHONEY SABOL & COMPANY, LLP

95 GLASTONBURY BLVD

GLASTONBURY, CONNECTICUT 06033

(860) 541-2000

Fax (860) 541-2001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Pogo Jet, Inc.

Chicopee, Massachusetts

We have audited the balance sheets of Pogo Jet, Inc. (the “Company”) as of December 31, 2006, 2005 and 2004 and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from December 20, 2001 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pogo Jet, Inc. as of December 31, 2006, 2005 and 2004 and the results of its operations and its cash flows for the years then ended and for the period from December 20, 2001 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, certain errors resulting in overstatement of previously reported deferred tax assets as of December 31, 2006, 2005 and 2004, were discovered during the current year. The 2006, 2005 and 2004 financial statements have been restated to correct the error.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company is a development stage company, has incurred net losses since its inception and requires significant funding to commence and conduct operations. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Certified Public Accountants

Glastonbury, Connecticut

August 20, 2007

Pogo Jet, Inc.

(A Development Stage Company)

Balance Sheets

December 31, 2006, 2005 and 2004

	2006	2005	2004
	(Restated)	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash and equivalents	$7,218,642	$3,011,024	$4,545,908
Other receivable	—	7,625	—
Other current assets	1,028	1,728	57,728

Total current assets	7,219,670	3,020,377	4,603,636
PROPERTY AND EQUIPMENT, net	28,278	38,393	7,390

	$7,247,948	$3,058,770	$4,611,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$4,901	$115,435	$30,499
Accrued income tax	61,955	883	—
Accrued payroll	18,752	18,987	34,377

Total current liabilities	85,608	135,305	64,876
STOCKHOLDERS’ EQUITY
Preferred shares, voting, Series A, $.01 par value, 15,404,938 shares authorized, 15,387,500 issued and outstanding	153,875	153,875	153,875
Preferred shares, voting, Series B, $.01 par value, 11,200,000 shares authorized, issued and outstanding	112,000	—	—
Common shares, voting, $.01 par value, 36,304,938 shares authorized 17,000,000 issued and outstanding	170,000	170,000	170,000
Additional paid-in capital	11,680,115	6,284,520	6,279,995
Deficit	(4,953,650)	(3,684,930)	(2,057,720)

	7,162,340	2,923,465	4,546,150

	$7,247,948	$3,058,770	$4,611,026

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Operations and Deficit Accumulated During the Development Stage

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

	2006	2005	2004	Inception to December 31, 2006
	(Restated)	(Restated)	(Restated)	(Restated)
OPERATING EXPENSES:
Payroll and related benefits	$530,690	$844,837	$721,206	$2,096,734
Professional fees	404,025	392,667	773,977	1,653,141
Travel	165,203	122,474	118,383	479,506
Information technology	110,138	69,017	131,010	327,759
Other operating expenses	68,117	70,396	40,709	185,728
Facility costs	63,053	61,153	25,000	151,206
Utilities	37,540	38,702	34,790	132,021
Selling and marketing	26,345	14,824	9,637	50,806

Loss from operations	(1,405,111)	(1,614,070)	(1,854,712)	(5,076,901)
INTEREST INCOME	204,393	—	—	204,393

Loss before provision for income taxes	(1,200,718)	(1,614,070)	(1,854,712)	(4,872,508)
PROVISION FOR INCOME TAXES	68,002	13,140	—	81,142

Net loss	$(1,268,720)	$(1,627,210)	$(1,854,712)	$(4,953,650)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.07)	$(0.10)	$(0.11)

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2006, 2005, and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

	Common Shares		Preferred Shares		Additional Paid-in Capital	Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount
						(Restated)	(Restated)
Issuance of common stock during 2002	11,500,000	$115,000	—	$—	$460,000	$—	$575,000
Issuance of common stock during 2003	3,500,000	35,000	—	—	140,000	—	175,000
Net loss since inception	—	—	—	—	—	(203,008)	(203,008)

Balance, December 31, 2003	15,000,000	150,000	—	—	600,000	(203,008)	546,992
Issuance of common stock	2,000,000	20,000	—	—	80,000	—	100,000
Issuance of preferred stock	—	—	15,387,500	153,875	5,599,995	—	5,753,870
Net loss	—	—	—	—	—	(1,854,712)	(1,854,712)

Balance, December 31, 2004	17,000,000	170,000	15,387,500	153,875	6,279,995	(2,057,720)	4,546,150
Stock based compensation options	—	—	—	—	4,525	—	4,525
Net Loss	—	—	—	—	—	(1,627,210)	(1,627,210)

Balance, December 31, 2005	17,000,000	170,000	15,387,500	153,875	6,284,520	(3,684,930)	2,923,465
Issuance of preferred stock	—	—	11,200,000	112,000	5,383,938	—	5,495,938
Stock based compensation options	—	—	—	—	11,657	—	11,657
Net Loss	—	—	—	—	—	(1,268,720)	(1,268,720)

Balance, December 31, 2006	17,000,000	$170,000	26,587,500	$265,875	$11,680,115	$(4,953,650)	$7,162,340

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

	2006	2005	2004	Inception to December 31, 2006
	(Restated)	(Restated)	(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,268,720)	$(1,627,210)	$(1,854,712)	$(4,953,650)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,115	8,695	487	19,297
Deferred compensation	11,658	4,524	—	16,182
Changes in operating assets and liabilities:
(Increase) decrease in other receivable	7,625	(7,625)	—	—
(Increase) decrease in deposits	700	56,000	(57,728)	(1,028)
Increase (decrease) in accounts payable	(110,535)	84,937	30,499	4,901
Increase (decrease) in accrued expenses	60,837	(14,507)	34,377	80,707

NET CASH USED IN OPERATING ACTIVITIES	(1,288,320)	(1,495,186)	(1,847,077)	(4,833,591)

CASH FLOWS FROM INVESTING ACTIVITIES
Aircraft deposit	(250,000)	—	—	(250,000)
Aircraft deposit refund	250,000	—	—	250,000
Purchase of property and equipment	—	(39,698)	(7,877)	(47,575)

NET CASH USED IN INVESTING ACTIVITIES	—	(39,698)	(7,877)	(47,575)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred shares	5,600,000	—	6,155,000	11,755,000
Proceeds from issuance of common shares	—	—	100,000	850,000
Professional fees paid for stock issuance	(104,062)	—	(301,130)	(505,192)

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,495,938	—	5,953,870	12,099,808

NET INCREASE (DECREASE) IN CASH	4,207,618	(1,534,884)	4,098,916	7,218,642
CASH, BEGINNING OF PERIOD	3,011,024	4,545,908	446,992	—

CASH, END OF PERIOD	$7,218,642	$3,011,024	$4,545,908	$7,218,642

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for income taxes	$6,930	$12,257	$—	$19,187

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Note 1 – Summary of Significant Accounting Policies:

Nature of Business:

Pogo Jet, Inc. (the Company) has been in the development stage since its inception on December 20, 2001. The Company is primarily engaged in raising capital, obtaining financing, strategic planning, operations planning, and administrative functions for its anticipated start-up of a jet charter service that would provide private air travel services. The Company anticipates servicing the New York City metroplex area offering trips up to 600 miles. Customer flights are expected to begin in the second quarter of 2009. The Company’s main office is located in Chicopee, Massachusetts with a satellite office in Stratford, Connecticut.

Cash and Cash Equivalents:

For purposes of reporting the statements of cash flows, the Company includes all cash accounts on the accompanying balance sheets.

Concentration of Credit Risk:

The Company maintains cash with banks, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash. At December 31, 2006, 2005 and 2004, the Company had uninsured cash balances totaling $7,142,184, $2,914,423 and $4,477,742, respectively.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

The Company has no revenue, although, airline passenger revenue will be recognized when the transportation service is provided. Transportation purchased but not yet used will be included in air traffic liability.

Property and Equipment:

Equipment is carried at cost. Maintenance and repairs are charged to operating expenses as they are incurred. Depreciation is computed using the straight-line method over their estimated useful life of five years. Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $10,115, $8,695 and $487, respectively.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Fair Value of Financial Instruments:

Statement of Financial Accounting Standards (SFAS) No. 107, “Fair Value of Financial Instruments”, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Income Taxes:

The Company utilizes the asset and liability method of accounting for deferred income taxes as prescribed by the Statement of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes.” This method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax return and financial statement reporting bases of certain assets and liabilities.

Earnings Per Common Share:

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”. SFAS No. 128 simplifies the standards for computing earnings per share (EPS) and makes them comparable to international EPS standards. Basic EPS is based on the weighted average number of common shares outstanding for the period, excluding the effects of any potentially dilutive securities. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

New Pronouncements:

The Company has implemented all new accounting pronouncements that are in effect and that may impact our financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial statements.

Note 2 – Going Concern:

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in product development and pre-operational activities. No revenue has been generated and accumulated losses have totaled $4,953,650 as of December 31, 2006. Continuation of the Company’s existence is dependent on the ability to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Note 3 – Property and Equipment:

The following is a summary of property and equipment as of December 31:

	2006	2005	2004
Computer equipment	$37,698	$37,698	$—
Furniture and fixtures	7,877	7,877	7,877
Leasehold improvements	2,000	2,000	—

	47,575	47,575	7,877
Less accumulated depreciation	(19,297)	(9,182)	(487)

	$28,278	$38,393	$7,390

Note 4 – Stock Option Plan:

On March 15, 2004, the Company adopted a Stock Option Plan and has reserved 3,300,000 shares of its common stock to be issued pursuant to the Stock Option Plan. Under the plan, stock options would be granted to officers, directors, consultants and employees of the Company. Options will not be granted at an exercise price of less than the fair market value of the stock on the date of grant and vest over a four-year period beginning after the first anniversary of the vesting start date. On October 27, 2004, the Company issued 315,000 stock options to employees and consultants to purchase common stock at ten cents ($.10) per share. During 2005, 145,000 of these stock options were rescinded. Additionally, the Company issued 380,000 stock options in December of 2005 to employees to purchase common stock at forty cents ($.40) per share. The Company uses the fair value based method of accounting for its stock option plan in accordance with SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Compensation expense is then recognized over the vesting period. The compensation cost that has been charged against income for the years ended December 31, 2006, 2005 and 2004 is $11,658, $4,525 and $ -, respectively.

A summary of option activity under the plan as of December 31, 2006 is presented below:

	Average Shares	Weighted Options Exercise Price
Outstanding at January 1, 2004	—	n/a
Granted 2004	315,000	$0.10
Granted 2005	380,000	$0.40
Rescinded 2005	(145,000)	$0.10
Granted 2006	—	—
Exercised	—	—

Outstanding at December 31, 2006	550,000	$0.31

Vested at December 31, 2006	202,917	$0.26

At December 31, 2006, the average remaining term for outstanding stock options is 8.6 years.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

A summary of the status of non-vested shares under the plan as of December 31, 2006 is presented below:

	Average Shares	Weighted Options Exercise Price
Non-vested at January 1, 2004	—	n/a
Granted 2004	315,000	$0.10
Granted 2005	380,000	$0.40
Rescinded 2005	(145,000)	$0.10

Vested	202,917	$0.26

Non-vested at December 31, 2006	347,083	$0.33

There is approximately $30,500 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over four years.

The Company estimates the value of its stock options using the Black-Scholes-Merton formula. The estimate uses the following assumption: dividend yield of 0%, expected volatility of 100%; a risk-free interest rate of 4.49%; and expected life of ten years.

Note 5 – Series A and B Preferred Shares:

On March 16, 2004, the Company through private placement, issued 15,387,500 shares of convertible voting preferred stock designated as Series A Preferred Stock at $.40 per share for gross proceeds of $6,155,000. Stock issuance costs totaling $401,130 were recorded as a reduction in the carrying value of Series A.

On February 14, 2006, the Company through private placement, issued 11,200,000 shares of Series B convertible voting preferred stock at $.50 per share for gross proceeds of $5,600,000. Stock issuance costs of $104,062 were recorded as a reduction in the carrying value of Series B.

Preferred stock carries the following rights and privileges:

Dividends and Liquidation Rights—The holders of Series A Preferred Stock and the holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to the payment of any dividend on the common stock of the corporation, dividends at the rate of $.034 per share per annum, when and if declared by the Board of Directors.

In the event of liquidation of the Company, the holders of Series A Preferred Stock and the holders of Series B Preferred Stock shall be entitled to all declared, but unpaid dividends as at the time of liquidation, plus the original per share purchase price. Liquidating distributions shall be made to the holders of Series A and B Preferred Stock prior to any distributions being made to holders of common stock.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Conversion—Each share of Series A and Series B Preferred Stock may be converted to common stock at the option of the holder thereof. Preferred shares are convertible at the rate of one share of common stock for one share of preferred stock.

Voting and Other Rights—Preferred shareholders shall have certain voting rights equivalent to the common stock. Additionally, Series B shareholders have certain preemptive rights which allow the investor to purchase a preemptive number of new securities at a purchase price per share that is 10% less then the purchase price of new securities being offered.

Note 6 – Stock Purchase Warrants:

The Company issued warrants for the purchase of 17,438 shares of Series A preferred stock during 2004 as compensation for professional services in connection with stock issuances. The warrants are exercisable at $.40 per share, and expire on March 16, 2009. The value of these warrants was deemed immaterial and, therefore, no amount was recorded in our financial statements. In the event of an initial public offering of common stock whereby outstanding Series A preferred stock becomes converted to common stock, these warrants shall become exercisable for common stock.

The Company contracted to grant warrants to an unrelated third party entitling it to purchase for $100,000 shares of Common Stock equal to 1% of the fully diluted issued and outstanding Common Stock taking into account all Preferred on an as-converted-to-Common Stock basis and all other granted but unexercised options and warrants. The warrants were not issued prior to the termination of such contract on December 31, 2006. (see Note 11).

Note 7 – Income Taxes:

Provision for income taxes consists of the following:

	2006	2005	2004
Current tax expense:
Federal	$51,435	$—	$—
State	16,567	13,140	—

	$68,002	$13,140	$—

At December 31, 2006, 2005 and 2004, the Company had deferred tax assets recognized for taxable temporary differences of $1,553,000, $1,123,000 and $630,000, respectively totally offset by equal valuation allowances at each date. The Company has provided a valuation allowance for the full amount of the net deferred tax asset, since management believes the realization of future benefit is not reasonably assured as of December 31, 2006, 2005 and 2004.

The Company’s temporary differences are primarily start-up costs deferred for income tax purposes.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Note 8 – Earnings Per Common Share:

A reconciliation of the numerators and denominators of the basic and diluted Earnings per Common Share (EPS) computations for the years ended December 31:

	2006		2005		2004
	Income (Numerator)	Shares (Denominator)	Income (Numerator)	Shares (Denominator)	Income (Numerator)	Shares (Denominator)
Net loss	$(1,268,720)		$(1,627,210)		$(1,854,712)

Basic EPS
Income (loss) available to common stockholders	(1,268,720)	17,000,000	(1,627,210)	17,000,000	(1,854,712)	16,666,667
Effect of Dilutive Securities Stock warrants	—	—	—	—	—	—

Diluted EPS
Income available to common stockholders including assumed conversions	$(1,268,720)	17,000,000	$(1,627,210)	17,000,000	$(1,854,712)	16,666,667

The following table reflects those common stock equivalents which have been excluded from the EPS calculations as they are antidilutive.

	Year Ended December 31,
	2006	2005	2004
Convertible preferred stock	26,587,500	15,387,500	15,387,500
Stock options	202,917	49,583	—
Warrants	17,438	17,438	17,438

	26,807,855	15,454,521	15,404,938

Note 9 – Related Parties:

A stockholder in the Company provided legal services to the Company totaling $264,899, $264,934 and $485,244, for the years ended December 31, 2006, 2005 and 2004, respectively, and totaling $1,066,571 since inception.

A stockholder in the Company provided marketing and website design services to the Company totaling $138,850, $79,096 and $162,681, for the years ended December 31, 2006, 2005 and 2004, respectively, and totaling $380,627 since inception.

In the past, Pogo Jet has operated under an arrangement in which no cash compensation was paid to Robert Crandall in connection with his provision of services as the Company’s Chief Executive Officer. Mr. Crandall has advised the Company that he does not intend to request any cash compensation (salary or bonus) in the future in connection with his provision of services as the Company’s Chief Executive Officer, and the Company has no plans to award cash compensation to Mr. Crandall in connection with his provision of services as the Company’s Chief Executive Officer.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Note 10 – Leases:

The Company leases office space in Stratford, Connecticut, under a two-year lease which expires on August 31, 2007. The rent is $4,500 a month through the remainder of the contract, plus a portion of the annual real estate taxes. Rent expense including real estate taxes and operating expenses for the years ended December 31, 2006, 2005 and 2004 was $50,702, $47,483 and $25,000, respectively.

The Company leases airport space in Chicopee, Massachusetts. The Company had a twelve-month lease at a rate of $500 per month which was subsequently renegotiated for a monthly rate of $694 on a month-to-month basis. Rent expense, on this lease, for the years ended December 31, 2006, 2005 and 2004 was $5,351, $4,920 and $ -, respectively.

In 2005, the Company entered into a twelve-month lease in Fairfield, Connecticut which expired May 4, 2006. The monthly rental amount was $1,750. The total rent expense, on this lease, for the years ended December 31, 2006, 2005 and 2004 was $7,000, $8,750 and $ -, respectively.

The total future minimum lease payments under the above leases for the year 2007 is $36,000.

Note 11 – Commitments and Contingencies:

Purchase Commitments:

The Company had an agreement granting the Company the right to purchase ten aircraft at $1,995,000 each. A deposit of $1,000,000 was made by an unrelated third party (a manufacturer of airplane components) and in return the Company contracted to grant warrants to that unrelated third party to purchase a 1% interest in the Company for $100,000. This agreement was terminated as of December 31, 2006 and the warrants were not issued. (see Note 6).

The Company has negotiated an agreement with Eclipse Aviation Corporation for the purchase of its airplanes. The Company will execute the final purchase agreement upon satisfactory negotiation of a support agreement.

Note 12 – Restatement and Reclassifications:

The accompanying financial statements for 2006, 2005, 2004 and the period from December 20, 2001 (date of inception) to December 31, 2006 have been restated to correctly record valuation allowances on the deferred tax assets. Deferred tax assets had been recorded in previously released statements in the amounts referenced in Note 5. Since realization is not reasonably assured, the deferred tax assets have been valued at $0 in the accompanying statements. Additionally, certain amounts have been reclassified. The reclassifications have no material effect on the financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

The following table sets forth the effects of the Restatements on the Statements of Operations:

	Year Ended December 31,			Inception to December 31, 2006
	2006	2005	2004
Provision for income taxes—as previously reported	$(362,313)	$(479,331)	$(630,177)	$(1,471,821)
Impact of restatement	430,315	492,471	630,177	1,552,963

Provision for income taxes—as restated	$68,002	$13,140	$—	$81,142

Net loss—as previously reported	$(838,405)	$(1,134,739)	$(1,224,535)	$(3,400,687)
Impact of restatement	(430,315)	(492,471)	(630,177)	(1,552,963)

Net loss—as restated	$(1,268,720)	$(1,627,210)	$(1,854,712)	$(4,953,650)

The following table sets forth the effects of the Restatements on the Balance Sheets as of December 31:

	2006	2005	2004
Deferred income taxes—as previously reported	$1,552,963	$1,122,648	$630,177
Impact of restatement	(1,552,963)	(1,122,648)	(630,177)

Deferred income taxes—as restated	$—	$—	$—

Total assets—as previously reported	$8,800,911	$4,181,418	$5,241,203
Impact of restatement	(1,552,963)	(1,122,648)	(630,177)

Total assets—as restated	$7,247,948	$3,058,770	$4,611,026

Deficit—as previously reported	$(3,400,687)	$(2,562,282)	$(1,427,543)
Impact of restatement	(1,552,963)	(1,122,648)	(630,177)

Deficit—as restated	$(4,953,650)	$(3,684,930)	$(2,057,720)

Liabilities and stockholders equity—as previously reported	$8,800,911	$4,181,418	$5,241,203
Impact of restatement	(1,552,963)	(1,122,648)	(630,177)

Liabilities and stockholders equity—as restated	$7,247,948	$3,058,770	$4,611,026

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

Years Ended December 31, 2006, 2005 and 2004 and

The Period from December 20, 2001 (Date of Inception) to December 31, 2006

Note 13 – Pro Forma Earnings Per Common Share (Unaudited):

The following unaudited pro forma EPS calculations reflect an anticipated 1 for 12 reverse stock split.

	Unaudited Year Ended December 31,
	2006	2005	2004
Net loss	$(1,268,720)	$(1,627,210)	$(1,854,712)

Unaudited Pro Forma Basic and Diluted EPS	$(0.90)	$(1.15)	$(1.34)

A reconciliation of the numerators and denominators of the basic and diluted unaudited pro forma Earnings per Common Share (EPS) computations for the years ended December 31, as if an anticipated 1 for 12 reverse stock split were retroactively applied:

	2006		2005		2004
	Income (Numerator) Unaudited	Shares (Denominator) Unaudited	Income (Numerator) Unaudited	Shares (Denominator) Unaudited	Income (Numerator) Unaudited	Shares (Denominator) Unaudited
Net loss	$(1,268,720)		$(1,627,210)		$(1,854,712)

Basic EPS
Income (loss) available to common stockholders	(1,268,720)	1,416,652	(1,627,210)	1,416,652	(1,854,712)	1,388,888
Effect of Dilutive Securities Stock warrants	—	—	—	—	—	—

Diluted EPS
Income available to common stockholders including assumed conversions	$(1,268,720)	1,416,652	(1,627,210)	1,416,652	$(1,854,712)	1,388,888

The following table reflects those common stock equivalents (retroactively adjusted for an anticipated 1 for 12 reverse stock split) which have been excluded from the unaudited pro forma EPS calculations as they are antidilutive.

	Unaudited Year Ended December 31,
	2006	2005	2004
Convertible preferred stock	2,215,616	1,282,285	1,282,285
Stock options	16,912	4,133	—
Warrants	1,453	1,453	1,453

	2,233,981	1,287,871	1,283,738

POGO JET, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 AND THE PERIOD FROM DECEMBER 20, 2001 (DATE OF INCEPTION) TO SEPTEMBER 30, 2007

Pogo Jet, Inc.

(A Development Stage Company)

Balance Sheets

September 30, 2007 and 2006

(Unaudited)

	2007	2006
ASSETS
CURRENT ASSETS
Cash and equivalents	$5,523,641	$7,521,502
Prepaid expenses	21,265	—

Total current assets	5,544,906	7,521,502

PROPERTY AND EQUIPMENT, net	79,658	30,743

DEPOSITS	—	1,028

	$5,624,564	$7,553,273

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$158,061	$8,633
Accrued expenses	22,786	44,636

Total current liabilities	180,847	53,269

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY
Preferred shares, voting, Series A, $.01 par value, 15,404,938 shares authorized, 15,387,500 issued and outstanding	153,875	153,875
Preferred shares, voting, Series B, $.01 par value, 11,200,000 shares authorized, issued and outstanding	112,000	112,000
Common shares, voting, $.01 par value, 36,304,938 shares authorized 17,000,000 issued and outstanding	170,000	170,000
Additional paid-in capital	11,688,858	11,677,201
Deficit	(6,681,016)	(4,613,072)

	5,443,717	7,500,004

	$5,624,564	$7,553,273

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Operations

For the Nine Months Ended September 30, 2007 and 2006

And the Period for December 20, 2001 (Date of Inception) to September 30, 2007

(Unaudited)

	2007	2006	Inception to September 30, 2007
OPERATING EXPENSES:
Professional fees	1,027,410	322,964	2,680,551
Payroll and related benefits	543,604	400,207	2,640,338
Travel	116,366	66,187	595,872
Other operating expenses	79,435	108,594	265,165
Facility costs	41,237	47,965	192,443
Utilities	35,787	25,800	167,808
Information technology	33,063	35,365	360,822
Selling and marketing	2,601	1,293	53,405

Loss from operations	(1,879,503)	(1,008,375)	(6,956,404)

INTEREST INCOME	231,911	120,233	436,304

Loss before provision for income taxes	(1,647,592)	(888,142)	(6,520,100)

PROVISION FOR INCOME TAXES	79,774	40,000	160,416

Net loss	$(1,727,366)	$(928,142)	$(6,681,016)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(.10)	$(.05)

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Operations

For the Three Months Ended September 30, 2007 and 2006

(Unaudited)

	2007	2006
OPERATING EXPENSES
Professional fees	$653,891	$54,122
Payroll and related benefits	209,607	135,816
Travel	42,833	35,444
Other operating expenses	26,177	14,781
Facility costs	10,513	13,885
Utilities	10,877	9,109
Information technology	14,502	31,030
Selling and marketing	1,213	878

Loss from operations	(969,613)	(295,065)
INTEREST INCOME	74,263	84,576

Loss before provision for income taxes	(895,350)	(210,489)
PROVISION FOR INCOME TAXES	32,478	37,667

Net loss	$(927,828)	$(248,156)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.05)	$(0.01)

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Changes in Stockholders’ Equity

Nine Months Ended September 30, 2007 and 2006

	Common Shares		Preferred Shares		Additional Paid-in Capital
	Number of Shares	Amount	Number of Shares	Amount		Deficit	Total
Balance, January 1, 2006, as previously reported and prior to the restatement of the financial statements	17,000,000	$170,000	15,387,500	$153,875	$6,284,520	$(2,562,282)	$4,046,113
Prior period adjustment to reserve the deferred tax asset to zero	—	—	—	—	—	(1,122,648)	(1,122,648)

Balance, January 1, 2006, as restated	17,000,000	170,000	15,387,500	153,875	6,284,520	(3,684,930)	2,923,465
Issuance of stock	—	—	11,200,000	112,000	5,488,000	—	5,600,000
Stock issuance costs	—	—	—	—	(104,062)	—	(104,062)
Stock based compensation—options	—	—	—	—	2,915	—	2,915
Net loss for the three months ended March 31, 2006	—	—	—	—	—	(289,028)	(289,028)

Balance, March 31, 2006	17,000,000	170,000	26,587,500	265,875	11,671,373	(3,973,958)	8,133,290
Stock based compensation—options	—	—	—	—	2,914	—	2,914
Net loss for the three months ended June 30, 2006	—	—	—	—	—	(390,958)	(390,958)

Balance, June 30, 2006	17,000,000	170,000	26,587,500	265,875	11,674,287	(4,364,916)	7,745,246
Stock based compensation—options	—	—	—	—	2,914	—	2,914
Net loss for the three months ended September 30, 2006	—	—	—	—	—	(248,156)	(248,156)

Balance, September 30, 2006	17,000,000	$170,000	26,587,500	$265,875	$11,677,201	$(4,613,072)	$7,500,004

	Common Shares		Preferred Shares		Additional Paid-in Capital
	Number of Shares	Amount	Number of Shares	Amount		Deficit	Total
Balance, January 1, 2007, as previously reported and prior to the restatement of the financial statements	17,000,000	$170,000	26,587,500	$265,875	$11,680,115	$(3,400,687)	$8,715,303
Prior period adjustment to reserve the deferred tax asset to zero	—	—	—	—	—	(1,552,963)	(1,552,963)

Balance, January 1, 2007, as restated	17,000,000	170,000	26,587,500	265,875	11,680,115	(4,953,650)	7,162,340
Stock based compensation—options					2,915		2,915
Net loss for the three months ended March 31, 2007						(288,743)	(288,743)

Balance, March 31, 2007	17,000,000	170,000	26,587,500	265,875	11,683,030	(5,242,393)	6,876,512
Stock based compensation—options	—	—	—	—	2,914	—	2,914
Net loss for the three months ended June 30, 2007	—	—	—	—	—	(510,795)	(510,795)

Balance, June 30, 2007	17,000,000	170,000	26,587,500	265,875	11,685,944	(5,753,188)	6,368,631
Stock based compensation—options	—	—	—	—	2,914	—	2,914
Net loss for the three months ended September 30, 2007	—	—	—	—	—	(927,828)	(927,828)

Balance, September 30, 2007	17,000,000	$170,000	26,587,500	$265,875	$11,688,858	$(6,681,016)	$(5,443,717)

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Statements of Cash Flows

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

(Unaudited)

	2007	2006	Inception to September 30, 2007
		(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,727,366)	$(928,142)	$(6,681,016)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,150	7,650	28,447
Deferred compensation	8,743	8,743	24,925
Changes in operating assets and liabilities:
Decrease in other receivable	—	7,625	—
Decrease in prepaid expenses	(21,265)	—	(21,265)
Decrease in deposits	1,028	700	—
Increase (decrease) in accounts payable	153,160	(106,802)	158,061
Increase (decrease) in accrued expenses	(57,921)	24,766	22,786

NET CASH USED IN OPERATING ACTIVITIES	(1,634,471)	(985,460)	(6,468,062)

CASH FLOWS FROM INVESTING ACTIVITIES
Aircraft deposit		(250,000)	(250,000)
Aircraft deposit refund		250,000	250,000
Purchase of property and equipment	(60,530)	—	(108,105)

NET CASH USED IN INVESTING ACTIVITIES	(60,530)	—	(108,105)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred shares	—	5,600,000	11,755,000
Proceeds from issuance of common shares	—	—	850,000
Professional fees paid for stock issuance	—	(104,062)	(505,192)

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	5,495,938	12,099,808

NET INCREASE (DECREASE) IN CASH	(1,695,001)	4,510,478	5,523,641
CASH, BEGINNING OF PERIOD	7,218,642	3,011,024	—

CASH, END OF PERIOD	$5,523,641	$7,521,502	$5,523,641

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for income taxes	$131,902	$5,632	$151,089

See notes to financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

Note 1 – Summary of Significant Accounting Policies:

Basis of Presentation:

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The results of operations for the nine months ended September 30, 2007 and September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

Nature of Business:

Pogo Jet, Inc. (the Company) has been in the development stage since its inception on December 20, 2001. The Company is primarily engaged in raising capital, obtaining financing, strategic planning, operations planning, and administrative functions for its anticipated start-up of a jet charter service that would provide private air travel services. The Company anticipates servicing the New York City metroplex area offering trips up to 600 miles. Customer flights are expected to begin in the second quarter of 2009. The Company’s main office is located in Chicopee, Massachusetts with a satellite office in Stratford, Connecticut.

Cash and Cash Equivalents:

For purposes of reporting the statements of cash flows, the Company includes all cash accounts on the accompanying balance sheets.

Concentration of Credit Risk:

The Company maintains cash with banks, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash. At September 30, 2007 and 2006, the Company had uninsured cash balances totaling $5,781,683 and $7,488,992, respectively.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

Revenue Recognition:

The Company has no revenue, although, airline passenger revenue will be recognized when the transportation service is provided. Transportation purchased but not yet used will be included in air traffic liability.

Property and Equipment:

Equipment is carried at cost. Maintenance and repairs are charged to operating expenses as they are incurred. Depreciation is computed using the straight-line method over their estimated useful life of five years. Depreciation expense for the nine months ended September 30, 2007 and 2006 was $9,150 and $7,650, respectively.

Fair Value of Financial Instruments:

Statement of Financial Accounting Standards (SFAS) No. 107, “Fair Value of Financial Instruments”, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Income Taxes:

The Company utilizes the asset and liability method of accounting for deferred income taxes as prescribed by the Statement of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes.” This method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax return and financial statement reporting bases of certain assets and liabilities.

Earnings Per Common Share:

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”. SFAS No. 128 simplifies the standards for computing earnings per share (EPS) and makes them comparable to international EPS standards. Basic EPS is based on the weighted average number of common shares outstanding for the period, excluding the effects of any potentially dilutive securities. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

New Pronouncements:

The Company has implemented all new accounting pronouncements that are in effect and that may impact our financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial statements.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

Note 2 – Going Concern:

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has been engaged in product development and pre-operational activities. No revenue has been generated and accumulated losses have totaled $6,681,016 as of September 30, 2007. Continuation of the Company’s existence is dependent on the ability to raise additional capital and achieve sustained profitable operations. The uncertainty related to these conditions raises substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Property and Equipment:

The following is a summary of property and equipment as of September 30:

	2007	2006
Computer equipment	$62,260	$37,698
Furniture and fixtures	7,877	7,877
Leasehold improvements	2,000	2,000
Software	35,968	—
Less accumulated depreciation	(28,447)	(16,832)

	$79,658	$30,743

Note 4 – Stock option plan:

On March 15, 2004, the Company adopted a Stock Option Plan and has reserved 3,300,000 shares of its common stock to be issued pursuant to the Stock Option Plan. Under the plan, stock options would be granted to officers, directors, consultants and employees of the Company. Options will not be granted at an exercise price of less than the fair market value of the stock on the date of grant and vest over a four-year period beginning after the first anniversary of the vesting start date. On October 27, 2004, the Company issued 315,000 stock options to employees and consultants to purchase common stock at ten cents ($.10) per share. During 2005, 145,000 of these stock options were rescinded. Additionally, the Company issued 380,000 stock options in December of 2005 to employees to purchase common stock at forty cents ($.40) per share, issued 20,000 stock options in January, 2007 to employees to purchase stock at fifty cents ($.50) per share and issued 200,000 stock options in April, 2007 to an employee to purchase stock at fifty cents ($.50) per share. The Company uses the fair value based method of accounting for its stock option plan in accordance with SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Compensation expense is then recognized over the vesting period. The compensation cost that has been charged against income for the nine months ended September 30, 2007 and 2006 is $8,743.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

A summary of option activity under the plan as of September 30, 2007 is presented below:

	Average Shares	Weighted Options Exercise Price
Outstanding at January 1, 2004	—	—
Granted 2004	315,000	$0.10
Granted 2005	380,000	$0.40
Rescinded 2005	(145,000)	$0.10
Granted 2006	—	—
Granted 2007	220,000	$0.50
Exercised	—	—

Outstanding at September 30, 2007	770,000	$0.36

Vested at September 30, 2007	306,042	$0.28

At September 30, 2007, the average remaining term for outstanding stock options is 8.3 years.

A summary of the status of non-vested shares under the plan as of September 30, 2007 is presented below:

	Average Shares	Weighted Options Exercise Price
Non-vested at January 1, 2004	—	—
Granted 2004	315,000	$0.10
Granted 2005	380,000	$0.40
Rescinded 2005	(145,000)	$0.10
Granted 2006	—
Granted 2007	220,000	$0.50

Vested	306,042	$0.28

Non-vested at September 30, 2007	463,958	$0.42

There is approximately $39,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over four years.

The Company estimates the value of its stock options using the Black-Scholes-Merton formula. The estimate uses the following assumption: dividend yield of 0%, expected volatility of 100%; a risk-free interest rate of 4.49%; and expected life of ten years.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

Note 5 – Series A and B Preferred Shares:

On March 16, 2004, the Company through private placement, issued 15,387,500 shares of convertible voting preferred stock designated as Series A Preferred Stock at $.40 per share for gross proceeds of $6,155,000. Stock issuance costs of $401,130 were recorded as a reduction in the carrying value of Series A.

On February 14, 2006, the Company through private placement, issued 11,200,000 shares of Series B convertible voting preferred stock at $.50 per share for gross proceeds of $5,600,000. Stock issuance costs of $104,062 were recorded as a reduction in the carrying value of Series B.

Preferred stock carries the following rights and privileges:

Dividends and Liquidation Rights—The holders of Series A Preferred Stock and the holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to the payment of any dividend on the common stock of the corporation, dividends at the rate of $.034 per share per annum, when and if declared by the Board of Directors.

In the event of liquidation of the Company, the holders of Series A Preferred Stock and the holders of Series B Preferred Stock shall be entitled to all declared, but unpaid dividends as at the time of liquidation, plus the original per share purchase price. Liquidating distributions shall be made to the holders of Series A and B Preferred Stock prior to any distributions being made to holders of common stock.

Conversion—Each share of Series A and Series B Preferred Stock may be converted to common stock at the option of the holder thereof. Preferred shares are convertible at the rate of one share of common stock for one share of preferred stock.

Voting and Other Rights—Preferred shareholders shall have certain voting rights equivalent to the common stock. Additionally, Series B shareholders have certain preemptive rights which allow the investor to purchase a preemptive number of new securities at a purchase price per share that is 10% less then the purchase price of new securities being offered.

Note 6 – Stock Purchase Warrants:

The Company issued warrants for the purchase of 17,438 shares of Series A preferred stock during 2004 as compensation for professional services in connection with stock issuances. The warrants are exercisable at $.40 per share, and expire on March 16, 2009. The value of these warrants was deemed immaterial and, therefore, no amount was recorded in our financial statements. In the event of an initial public offering of common stock whereby outstanding Series A preferred stock becomes converted to common stock, these warrants shall become exercisable for common stock.

The Company contracted to grant warrants to an unrelated third party entitling it to purchase for $100,000 shares of Common Stock equal to 1% of the fully diluted issued and outstanding Common Stock taking into account all Preferred on an as-converted-to-Common Stock basis and all other granted but unexercised options and warrants. The warrants were not issued prior to the termination of such contract on December 31, 2006. (See Note 11.).

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

Note 7 – Income Taxes:

Provision for income taxes consists of the following at September 30:

	2007	2006
Current tax expense:
Federal	$65,092	$30,256
State	14,682	9,744

	$79,774	$40,000

At September 30, 2007 and 2006, the Company had deferred tax assets recognized for taxable temporary differences of $2,120,000 and $1,427,000 which were totally offset by equal valuation allowances at each date. The Company has provided a valuation allowance for the full amount of the net deferred tax asset, since management believes the realization of future benefit is not reasonably assured as of September 30, 2007 and 2006.

The Company’s temporary differences are primarily start-up costs deferred for income tax purposes.

Note 8 – Earnings Per Common Share:

A reconciliation of the numerators and denominators of the basic and diluted Earnings per Common Share (EPS) computations for the nine months ended September 30:

	2007		2006
	Income (Numerator)	Shares (Denominator)	Income (Numerator)	Shares (Denominator)
Net loss	$(1,727,366)		$(928,142)

Basic EPS
Income (loss) available to common stockholders	(1,727,366)	17,000,000	(928,142)	17,000,000
Effect of Dilutive Securities Stock warrants	—	—	—	—

Diluted EPS
Income available to common stockholders including assumed conversions	$(1,727,366)	17,000,000	$(928,172)	17,000,000

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

The following table reflects those common stock equivalents which have been excluded from the EPS calculations as they are antidilutive.

	Year Ended September 30
	2007	2006
Convertible preferred stock	26,587,500	26,587,500
Stock options	306,042	81,458
Warrants	17,438	17,438

	26,910,980	26,686,396

Note 9 – Related Parties:

A stockholder in the Company provided legal services to the Company totaling $553,765 and $222,346 for the nine months ended September 30, 2007 and 2006, respectively, and totaling $1,560,336 since inception.

A stockholder in the Company provided marketing and website design services to the Company totaling $125,304 and $44,680, for the nine months ended September 30, 2007, and 2006, respectively, and totaling $505,931 since inception.

In the past, Pogo Jet has operated under an arrangement in which no cash compensation was paid to Robert Crandall in connection with his provision of services as the Company’s Chief Executive Officer. Mr. Crandall has advised the Company that he does not intend to request any cash compensation (salary or bonus) in the future in connection with his provision of services as the Company’s Chief Executive Officer, and the Company has no plans to award cash compensation to Mr. Crandall in connection with his provision of services as the Company’s Chief Executive Officer.

Note 10 – Leases:

The Company leases office space in Stratford, Connecticut, under a two-year lease which expires on August 31, 2007. The rent is $4,500 a month through the remainder of the contract, plus a portion of the annual real estate taxes. Rent expense including real estate taxes and operating expenses for the nine months ended September 30, 2007 and 2006 was $36,822 and $36,871, respectively.

In 2005, the Company entered into a twelve-month lease in Fairfield, Connecticut which expired May 4, 2006. The monthly rental amount was $1,750. The total rent expense, on this lease, for the period ended September 30, 2006 was $7,000.

The Company leases airport space in Chicopee, Massachusetts. The Company had a twelve-month lease at a rate of $500 per month which was subsequently renegotiated for a monthly rate of $694 on a month-to-month basis. Rent expense, on this lease, for the nine months ended September 30, 2007 and 2006 was $4,415 and 4,094, respectively.

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

Note 11 – Commitments and Contingencies:

Purchase Commitments:

The Company had an agreement granting the Company the right to purchase ten aircraft at $1,995,000 each. A deposit of $1,000,000 was made by an unrelated third party (a manufacturer of airplane components) and in return the Company agreed to issue warrants to that unrelated third party to purchase a 1% interest in the Company for $100,000. This agreement was terminated as of December 31, 2006 and the warrants were not issued (see Note 6).

The Company has negotiated an agreement with Eclipse Aviation Corporation for the purchase of its airplanes. The Company will execute the final purchase agreement upon satisfactory negotiation of a support agreement.

The Company signed a software licensing agreement in June 2007 which required two annual payments of $24,938. One payment was made in August of 2007 and the remaining payment will be made in August of 2008.

NOTE 12—PRO FORMA EARNINGS PER COMMON SHARE

The following pro forma EPS calculations reflect an anticipated 1 for 12 reverse stock split:

	Nine Months ended September 30,
	2007	2006
Net Loss	$(1,727,366)	$(928,142)

Pro Forma Basic and Diluted EPS	$(1.22)	$(.66)

The following is a reconciliation of the numerators and denominators of the basic and diluted pro forma Earnings per Common Share (EPS) computations for the nine months ended September 30, as if an anticipated 1 for 12 reverse stock split were retroactively applied:

	2007		2006
	Income (Numerator)	Shares (Denominator)	Income (Numerator)	Shares (Denominator)
Net loss	$(1,727,366)		$(928,142)

Basic EPS
Income (loss) available to common stockholders	(1,727,366)	1,416,667	(928,142)	1,416,667
Effect of Dilutive Securities Stock warrants	—	—	—	—

Diluted EPS
Income available to common stockholders including assumed conversions	$(1,727,366)	1,416,667	(928,142)	1,416,667

Pogo Jet, Inc.

(A Development Stage Company)

Notes to Financial Statements—(Continued)

(Unaudited)

For the Nine Months Ended September 30, 2007 and 2006 and

The Period from December 20, 2001 (Date of Inception) to September 30, 2007

The following table reflects those common stock equivalents which have been excluded from the EPS calculations as they are antidilutive:

	Nine Months ended September 30,
	2007	2006
Convertible preferred stock	2,215,616	2,215,616
Stock options	25,506	6,789
Warrants	1,453	1,453

	2,242,575	2,223,858

             Shares

Pogo Jet, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

Until                      (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as a underwriter and with respect to unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by Pogo Jet, Inc., or the Registrant, in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ Global Market listing fee.

Amount
SEC registration fee		$3,178
NASD filing fee		10,850
NASDAQ Global Market listing fee		*
Blue sky qualification fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the General Corporation Law of the State of Delaware, (the “Delaware General Corporation Law”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The Registrant’s restated certificate of incorporation filed as Exhibit 3.1 hereto provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Indemnification Agreements. The Registrant intends to enter into agreements to indemnify its directors and executive officers. These agreements, a form of which is filed as Exhibit 10.3, hereto, will provide for indemnification of the Registrant’s directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by the Registrant or in its right, arising out of such person’s services as a director or executive officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provided services at the Registrant’s request.

Underwriting Agreement. The Registrant’s underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant against specified liabilities related to this prospectus under the Securities Act in certain circumstances.

Item 15.	Recent Sales of Unregistered Securities

The information presented below describes the sales and issuances of securities by the Registrant since January 1, 2004. Unless otherwise indicated, the consideration for all such sales and issuances, other than issuances of stock options, was cash. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses.

2004

In March 2004, the Registrant issued and sold (1) 1,282,285 shares of Series A Convertible Preferred Stock to 20 “accredited investors” within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (“accredited investors”), at a purchase price of $4.80 per share and for an aggregate consideration of $6,155,000, (2) 1,416,652 shares of common stock to a group of 13 accredited investors and Registrant Executives at a purchase price of $.60 per share and for an aggregate consideration of $850,000 and (3) a warrant to purchase 1,453 shares of Series A Convertible Preferred Stock to one accredited investor for financial advisory services rendered in connection with the Series A Convertible Preferred Stock financing.

2006

In February 2006, the Registrant issued and sold 933,331 shares of Series B Convertible Preferred Stock to nine accredited investors at a purchase price of $6.00 per share and for an aggregate consideration of $5,600,000.

Option Issuances

Since January 1, 2004, the Registrant has issued to directors, employees, consultants and advisers options to purchase 64,170 shares of the Registrant’s common stock under the Registrant’s Stock Incentive Plan at exercise prices of from $1.20 to $6.00 per share.

* * * *

The issuances of securities in the foregoing transactions were effected without registration under the Securities Act in reliance on (1) Section 4(2) thereof and Regulation D thereunder or (2) Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of such transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. All such recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to this registration statement are listed on the exhibit index which appears elsewhere herein and is incorporated by reference.

(b) Financial Statement Schedules

None.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicopee, Commonwealth of Massachusetts, on January 4, 2008.

Pogo Jet, Inc.

By:	/s/ David Leblanc
David Leblanc
Chief Financial Officer
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of January 4, 2008 by the following persons in the capacities and on the date indicated.

Signature	Title

/s/ Robert Crandall* Robert Crandall	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ David Leblanc David Leblanc	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Carol B. Hallett* Carol B. Hallett	Director

/s/ David Hurley* David Hurley	Director

/s/ Gladstone N. Jones, III* Gladstone N. Jones, III	Director

/s/ Michael Moriarty* Michael Moriarty	Director

/s/ Julian Robertson* Julian Robertson	Director

/s/ Theodore L. Weise* Theodore L. Weise	Director

*By:	/s/ David Leblanc
David Leblanc
Attorney-in-fact

EXHIBIT INDEX

*		1.1	Form of Underwriting Agreement between Pogo Jet, Inc., (“Pogo”), and W.R. Hambrecht + Co., LLC

*	**	3.1	Form of Restated Certificate of Incorporation of Pogo

*	**	3.2	Form of Amended and Restated Bylaws of Pogo

*	**	3.3	Form of Certificate of Amendment to Restated Certificate of Incorporation of Pogo

*	*	4.1	Form of certificate representing the Common Stock, $0.01 par value per share, of Pogo

*	**	4.2	Amended and Restated Registration Rights Agreement by and among Pogo and certain Holders of Shares of Series A Preferred Stock dated as of February 14, 2006

*	**	4.3	Registration Rights Agreement by and among Pogo and certain Holders of Shares of Series B Preferred Stock dated as of February 14, 2006

*		5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock

*	**	10.1	Pogo Jet, Inc. Stock Incentive Plan

*	**	10.2	Pogo Jet, Inc. 2007 Omnibus Incentive Plan

*	*	10.3	Form of Indemnification Agreement to be entered into between Pogo and each of its directors and officers

*	*	23.1	Consent of Mahoney Sabol & Company, LLP, independent registered public accounting firm

*		23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)

		24.1	Power of Attorney (included in signature page previously filed)

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed